Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

by and among

BLACKHAWK NETWORK HOLDINGS, INC.,

BHN HOLDINGS, INC.

and

BHN MERGER SUB, INC.

Dated as of January 15, 2018

5.7.	Litigation and Liabilities	17
5.8.	Compliance with Laws; Licenses; Anti-Corruption Laws; Anti-Money Laundering Laws, Import and Export Laws	18
5.9.	Money Transmitter and Other Licenses	20
5.10.	Card Association Matters	21
5.11.	Escheat	21
5.12.	Content Providers and Distribution Partners	21
5.13.	Material Contracts	22
5.14.	Real Property	24
5.15.	Employee Benefits	25
5.16.	Labor Matters	26
5.17.	Environmental Matters	27
5.18.	Taxes	28
5.19.	Intellectual Property	29
5.20.	Insurance	30
5.21.	Takeover Statutes	31
5.22.	Brokers and Finders	31
5.23.	No Other Company Representations or Warranties	31

ARTICLE VI Representations and Warranties of Parent and Merger Sub
6.1.	Organization, Good Standing and Qualification	31
6.2.	Corporate Authority	32
6.3.	Governmental Filings; No Violations	32
6.4.	Litigation	33
6.5.	Financing	33
6.6.	Solvency	34
6.7.	Limited Guarantee	35
6.8.	Capitalization of Merger Sub	35
6.9.	Ownership of Shares	35
6.10.	Information Supplied	35
6.11.	No Other Parent or Merger Sub Representation or Warranties	35

ARTICLE VII Covenants
7.1.	Interim Operations	36
7.2.	Go-Shop; Acquisition Proposals	40
7.3.	Proxy Filing; Information Supplied	45
7.4.	Stockholders Meeting	46
7.5.	Filings; Other Actions; Notification	47
7.6.	Access and Reports	50
7.7.	Deregistration and Delisting	51
7.8.	Publicity	51

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7.9.	Employee Benefits	52
7.10.	Expenses	53
7.11.	Indemnification; Directors’ and Officers’ Insurance	53
7.12.	Convertible Securities	54
7.13.	Financing	55
7.14.	Financing Cooperation	57
7.15.	Repayment of Indebtedness	59
7.16.	Approval of Sole Stockholder of Merger Sub	60
7.17.	Other Actions by the Company	60

ARTICLE VIII Conditions
8.1.	Conditions to Each Party’s Obligation to Effect the Merger	61
8.2.	Conditions to Obligations of Parent and Merger Sub	61
8.3.	Conditions to Obligation of the Company	62

ARTICLE IX Termination
9.1.	Termination by Mutual Consent	63
9.2.	Termination by Either Parent or the Company	63
9.3.	Termination by the Company	64
9.4.	Termination by Parent	65
9.5.	Effect of Termination and Abandonment	65

ARTICLE X Miscellaneous and General
10.1.	Survival	69
10.2.	Modification or Amendment	69
10.3.	Waiver of Conditions	69
10.4.	GOVERNING LAW AND VENUE; WAIVER OF JURY TRIAL	69
10.5.	Specific Performance	71
10.6.	Notices	71
10.7.	Entire Agreement	72
10.8.	No Third-Party Beneficiaries	73
10.9.	Obligations of Parent and of the Company	73
10.10.	Severability	73
10.11.	Interpretation and Construction	74
10.12.	Assignment	75
10.13.	Certain Definitions	75
10.14.	Limitation on Recourse	91
10.15.	Counterparts	92

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EXHIBITS

Exhibit A	Form of Certificate of Incorporation of the Surviving Corporation
Exhibit B	Voting and Support Agreement

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AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER, dated as of January 15, 2018 (this “Agreement”), is entered into by and among Blackhawk Network Holdings, Inc., a Delaware corporation (the “Company”), BHN Holdings, Inc., a Delaware corporation (“Parent”), and BHN Merger Sub, Inc., a Delaware corporation and a wholly owned Subsidiary of Parent (“Merger Sub” and, together with the Company and Parent, the “Parties” and each, a “Party”).

RECITALS

WHEREAS, the Parties intend that, on the terms and subject to the conditions set forth in this Agreement, Merger Sub shall merge with and into the Company (the “Merger”), with the Company surviving the Merger, pursuant to the provisions of the Delaware General Corporation Law (the “DGCL”);

WHEREAS, the board of directors of the Company (the “Company Board”) has unanimously (a) approved and declared advisable this Agreement and the Merger and the other transactions contemplated by this Agreement, upon the terms and conditions set forth in this Agreement, (b) determined that this Agreement and the Merger and the other transactions contemplated by this Agreement are fair to, and in the best interests of, the Company and the holders of shares (other than Parent, Merger Sub and any of Parent’s other direct or indirect wholly owned Subsidiaries) of the Company’s common stock, par value $0.001 per share (“Shares” and each, a “Share”) and (c) resolved to recommend that the holders of Shares adopt this Agreement;

WHEREAS, the board of directors of Merger Sub has unanimously (a) approved and declared advisable this Agreement and the Merger and the other transactions contemplated by this Agreement, upon the terms and conditions set forth in this Agreement, (b) determined that this Agreement and the Merger and the other transactions contemplated by this Agreement are fair to, and in the best interests of, Merger Sub and BHN Intermediate Holdings, Inc., a Delaware corporation and a wholly owned Subsidiary of Parent (“Intermediate Holdings”) (as its sole stockholder) and (c) resolved to recommend that Intermediate Holdings (as its sole stockholder) adopt this Agreement;

WHEREAS, concurrently with the execution and delivery of this Agreement, Parent and P2 Capital Master Fund I, L.P., a Cayman Islands exempted limited partnership (“P2 Fund I”), P2 Capital Master Fund VI, L.P., a Delaware limited partnership, and P2 Capital Master Fund XII, L.P., a Delaware limited partnership (collectively, the “P2 Funds”), have entered into a Voting and Support Agreement in the form attached hereto as Exhibit B, pursuant to which and subject to the terms thereof, among other things, the P2 Funds are agreeing to vote the Shares owned by them in favor of the adoption of this Agreement, and to take certain other actions in furtherance of the transactions contemplated by this Agreement;

WHEREAS, as a material inducement to, and as a condition to, the Company entering into this Agreement, concurrently with the execution of this Agreement, each of Silver Lake Partners V, L.P. and P2 Fund I (collectively, the “Guarantors”) is entering into a limited guarantee, dated as of the date hereof (each, a “Limited Guarantee”), guaranteeing certain of Parent’s and Merger Sub’s obligations under this Agreement as more particularly set forth therein, and is delivering such Limited Guarantee to the Company simultaneously with the execution of this Agreement; and

WHEREAS, the Company, Parent and Merger Sub desire to make certain representations, warranties, covenants and agreements in connection with this Agreement and to set forth certain conditions to the Merger.

NOW, THEREFORE, in consideration of the premises, and of the representations, warranties, covenants and agreements contained herein, the Parties intending to be legally bound agree as follows:

ARTICLE I

The Merger; Closing; Effective Time

1.1. The Merger. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, Merger Sub shall be merged with and into the Company and the separate corporate existence of Merger Sub shall thereupon cease. The Company shall be the surviving corporation in the Merger (sometimes hereinafter referred to as the “Surviving Corporation”) and, from and after the Merger, shall be a wholly owned Subsidiary of Parent and the separate corporate existence of the Company, with all of its property, rights, privileges, immunities, powers and franchises, shall continue unaffected by the Merger, except as set forth in Article II. The Merger shall have the effects specified in the DGCL.

1.2. Closing. The closing for the Merger (the “Closing”) shall take place: (a) at the offices of Simpson Thacher & Bartlett LLP, 425 Lexington Avenue, New York City, New York 10017, at 9:00 a.m. (New York City time), on the first Friday that is a Business Day at least five Business Days after the day on which the last of the conditions set forth in Article VIII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions at the Closing) has been satisfied or waived (and all such conditions remain satisfied or waived on such Business Day) in accordance with this Agreement, provided, that if the Marketing Period has not ended on or prior to the time the Closing would have otherwise been required to occur pursuant to the foregoing, the Closing shall not occur until the earlier to occur of (i) a Business Day during the Marketing Period specified by Parent on no fewer than three Business Days’ written notice to the Company (it being understood that such date may be conditioned upon the simultaneous completion of the Debt Financing) and (ii) the first Business Day following the final day of the Marketing Period that is a Friday (subject, in the case of each of the foregoing clauses (i) and (ii), to the satisfaction or (to the extent permitted by applicable Law) waiver of all of the conditions set forth in Article VIII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions at the Closing) as of the date determined pursuant to this proviso) or (b) at such other date, time and place as the Parties may agree in writing. The day on which the Closing actually occurs is referred to as the “Closing Date.”

1.3. Effective Time. At the Closing, the Surviving Corporation shall cause a certificate of merger relating to the Merger (the “Certificate of Merger”) to be executed, acknowledged and filed with the Secretary of State of the State of Delaware as provided in Section 251 of the DGCL and the Parties shall make all other filings or recordings required under the DGCL in connection with the Merger. The Merger shall become effective at the time when the Certificate of Merger has been duly filed with and accepted by the Secretary of State of the State of Delaware or at such later time as may be agreed by the Parties in writing and specified in the Certificate of Merger (the “Effective Time”).

ARTICLE II

Certificate of Incorporation and Bylaws

of the Surviving Corporation

2.1. The Certificate of Incorporation. At the Effective Time, the certificate of incorporation of the Surviving Corporation (the “Charter”) shall be amended and restated in its entirety to read as set forth in Exhibit A, until thereafter amended, restated or amended and restated as provided therein or by applicable Law, in each case consistent with the obligations set forth in Section 7.11.

2.2. The Bylaws. The Parties shall take all actions necessary so that the bylaws of Merger Sub in effect immediately prior to the Effective Time shall be the bylaws of the Surviving Corporation (the “Bylaws”), until thereafter amended, restated or amended and restated as provided therein or by applicable Law, in each case consistent with the obligations set forth in Section 7.11.

ARTICLE III

Directors and Officers of the Surviving Corporation

3.1. Directors. The directors of Merger Sub immediately prior to the Effective Time shall, from and after the Effective Time, be the directors of the Surviving Corporation, each to hold office until his or her successor has been duly elected or appointed and qualified or until his or her earlier death, resignation or removal pursuant to the Charter, the Bylaws and applicable Law.

3.2. Officers. The officers of the Company immediately prior to the Effective Time shall, from and after the Effective Time, be the officers of the Surviving Corporation, each to hold office until his or her successor has been duly elected or appointed and qualified or until his or her earlier death, resignation or removal pursuant to the Charter, the Bylaws and applicable Law.

ARTICLE IV

Effect of the Merger on Capital Stock;

Exchange of Certificates

4.1. Effect on Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the holder of any capital stock of the Company or on the part of the sole stockholder of Merger Sub:

(a) Merger Consideration. Other than the Shares owned by (i) Parent, Merger Sub or any other direct or indirect wholly owned Subsidiary of Parent, and in each case not held on behalf of third parties, (ii) the Company or any direct or indirect wholly owned Subsidiary of the Company, and in each case not held on behalf of third parties, and (iii) holders of Shares who have perfected and not withdrawn a demand for (or otherwise lost their right to) appraisal rights pursuant to Section 262 of the DGCL (such Shares, “Dissenting Shares,” such holders, “Dissenting Stockholders” and each Dissenting Share and each Share referred to in the foregoing clauses (i) and (ii) of this Section 4.1(a), an “Excluded Share” and, collectively, the “Excluded Shares”), each Share issued and outstanding immediately prior to the Effective Time (such Shares, the “Eligible Shares”) shall be converted into the right to receive $45.25 per Share in cash, without interest (the “Per Share Merger Consideration”), and shall cease to be outstanding, shall be cancelled and shall cease to exist, and (A) each certificate formerly representing any of the Eligible Shares (each, a “Certificate”), and (B) each book-entry account formerly representing any non-certificated Eligible Shares (each, a “Book-Entry Share”), shall thereafter represent only the right to receive the Per Share Merger Consideration.

(b) Treatment of Excluded Shares. Each (i) Excluded Share that is a Dissenting Share shall cease to be outstanding, shall be cancelled without payment of any consideration therefor and shall cease to exist, subject to any rights the holders thereof may have pursuant to Section 4.2(f) with respect to any Dissenting Shares, (ii) each Excluded Share of the type referred to in Section 4.1(a)(i) shall be cancelled without payment of any consideration therefor and shall cease to exist, and (iii) each Excluded Share of the type referred to in Section 4.1(a)(ii) shall automatically be converted into such number of shares of common stock of the Surviving Corporation so as to maintain the same relative ownership percentages.

(c) Merger Sub. Each share of common stock, par value $0.001 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into one share of common stock, par value $0.001 per share, of the Surviving Corporation.

4.2. Exchange of Certificates and Delivery of Merger Consideration.

(a) Deposit of Merger Consideration and Paying Agent.

(i) At the Effective Time, Parent shall deposit, or cause to be deposited, with a paying agent selected by Parent and reasonably acceptable to the Company (such acceptance not to be unreasonably conditioned, withheld or delayed) (the “Paying Agent”), an amount in cash in immediately available funds sufficient in the aggregate to provide all funds necessary for the Paying Agent to make payments in respect of the Eligible Shares pursuant to Section 4.1(a) (such cash being hereinafter referred to as the “Exchange Fund”).

(ii) The agreement pursuant to which Parent shall appoint the Paying Agent (the “Paying Agent Agreement”) shall be in form and substance reasonably acceptable to the Company (such acceptance not to be unreasonably conditioned, withheld or delayed). Pursuant to the Paying Agent Agreement, among other things, the Paying Agent shall (A) act as the paying agent for the payment and delivery of the Per Share Merger Consideration and (B) invest the Exchange Fund, if and as directed by Parent; provided, however, that, subject to the terms of the Paying Agent Agreement, any investment shall be in obligations of or guaranteed as to principal and interest by the U.S. government, in commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Financial Services LLC, respectively, in certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $1 billion (based on the most recent financial statements of such bank that are then publicly available), or in money market funds having a rating in the highest investment category granted by a recognized credit rating agency at the time of acquisition or a combination of the foregoing and, in any such case, no such instrument shall have a maturity exceeding three months. To the extent that there are losses with respect to such investments, or the Exchange Fund diminishes for other reasons below the level required to make prompt cash payment of the aggregate Per Share Merger Consideration as contemplated hereby, Parent shall promptly replace or restore or cause the replacement or restoration of the cash in the Exchange Fund lost through such investments or other events so as to ensure that the Exchange Fund is at all times maintained at a level sufficient to make such cash payments. Subject to the terms of the Paying Agent Agreement, any interest and other income resulting from such investment (if any) shall become a part of the Exchange Fund, and any amounts (if any) in excess of the amounts payable under Section 4.1(a) shall be promptly returned to Parent or the Surviving Corporation, as requested by Parent.

(b) Procedures for Surrender.

(i) As promptly as reasonably practicable after the Effective Time (and in any event within three Business Days thereafter), the Surviving Corporation (with the assistance of Parent if necessary) shall cause the Paying Agent to provide or make available to each holder of record of Eligible Shares that are (A) represented by Certificates or (B) Book-Entry Shares not held through The Depository Trust Company (“DTC”) notice advising such holders of the effectiveness of the Merger, which notice shall include (I) appropriate transmittal materials (including a customary letter of transmittal) specifying that delivery shall be effected, and risk of loss and title to the Certificates or such Book-Entry Shares shall pass only upon delivery of the Certificates (or affidavits of loss in lieu of the Certificates, as provided in Section 4.2(e)) or the surrender of such Book-Entry Shares to the Paying Agent (which is deemed to have been effected upon the delivery of a customary “agent’s message” with respect to such Book-Entry Shares or such other evidence reasonably acceptable to Parent or the Paying Agent, of such surrender), as applicable, such materials to be in such form and have such other provisions as Parent desires and are reasonably acceptable to the Company (such acceptance not to be unreasonably conditioned, withheld or delayed) and (II) instructions for effecting the surrender of the Certificates (or affidavits of loss in lieu of the Certificates, as provided in Section 4.2(e)) or the Book-Entry Shares to the Paying Agent in exchange for the Per Share Merger Consideration that such holder is entitled to receive as a result of the Merger pursuant to Section 4.1(a).

(ii) With respect to Book-Entry Shares held through DTC, Parent and the Company shall cooperate to establish procedures with the Paying Agent, DTC and such other necessary or desirable third-party intermediaries to ensure that the Paying Agent will transmit to DTC or its nominees as promptly as reasonably practicable after the Effective Time (and in any event within three Business Days thereafter), upon surrender of Eligible Shares held of record by DTC or its nominees in accordance with DTC’s customary surrender procedures and such other procedures as agreed by Parent, the Company, the Paying Agent, DTC and such other necessary or desirable third-party intermediaries, the Per Share Merger Consideration, to which the beneficial owners thereof are entitled pursuant to the terms of this Agreement.

(iii) Upon surrender to the Paying Agent of Eligible Shares that (A) are represented by Certificates, by physical surrender of such Certificate (or affidavits of loss in lieu of the Certificates, as provided in Section 4.2(e)) together with the letter of transmittal, duly completed and validly executed, and such other documents as may be reasonably required by the Paying Agent in accordance with the terms of the materials and instructions provided by the Paying Agent, (B) are Book-Entry Shares not held through DTC, by book-receipt of an “agent’s message” by the Paying Agent in connection with the surrender of Book-Entry Shares (or such other evidence, if any, of surrender with respect to such Book-Entry Shares), in each case pursuant to such materials and instructions as contemplated by Section 4.2(b)(i), and (C) are Book-Entry Shares held through DTC, in accordance with DTC’s customary surrender procedures and such other procedures as agreed by the Company, Parent, the Paying Agent, DTC and such other necessary or desirable third-party intermediaries pursuant to Section 4.2(b)(ii), the holder of such Certificate or Book-Entry Share shall be entitled to receive in exchange therefor, and Parent shall cause the Paying Agent to pay and deliver as promptly as reasonably practicable to such holders, an amount in cash in immediately available funds (after giving effect to any required Tax withholdings as provided in Section 4.2(g)) equal to the product obtained by multiplying (I) the number of Eligible Shares represented by such Certificates (or affidavits of loss in lieu of the Certificates, as provided in Section 4.2(e)) or such Book-Entry Shares by (II) the Per Share Merger Consideration.

(iv) For the avoidance of doubt, no interest will be paid or accrued for the benefit of any holder of Eligible Shares on any amount payable upon the surrender of any Eligible Shares as contemplated by the foregoing provisions of this Section 4.2(b), and any Certificates and Book-Entry Shares so surrendered shall be cancelled by the Paying Agent. Payment of the Per Share Merger Consideration upon surrender of an Eligible Share to which such Eligible Share is entitled pursuant to Section 4.1(a) will be deemed to have been paid in full satisfaction of all rights pertaining to such Eligible Share.

(v) In the event of a transfer of ownership of any Eligible Shares that is not registered in the stock transfer books of the Company or if the consideration payable is to be paid in a name other than that in which the Certificate or Certificates surrendered or transferred in exchange therefor are registered in the stock transfer books or ledger of the Company, a check for any cash to be exchanged upon due surrender of any such Certificate or Certificates may be issued to such a transferee if the Certificate or Certificates formerly representing such Eligible Shares is properly endorsed and otherwise in proper form for surrender and presented to the Paying Agent, accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable transfer, documentary, sales, use, stamp or registration Taxes or other similar Taxes have been paid or are not applicable, in each case, in form and substance, reasonably satisfactory to Parent and the Paying Agent. Payment of the applicable Per Share Merger Consideration with respect to Book-Entry Shares shall only be made to the Person in whose name such Book-Entry Shares are registered in the stock transfer books of the Company.

(vi) Subject to the terms of the Paying Agent Agreement, Parent, in the exercise of its reasonable discretion, shall have the right to make all determinations, not inconsistent with the terms of this Agreement, governing the validity of any such transmittal materials described herein and compliance by any holder of Shares with the procedures contemplated by this Agreement.

(c) Transfers. From and after the Effective Time, there shall be no transfers on the stock transfer books of the Company of the Eligible Shares. If, after the Effective Time, any Certificate or acceptable evidence of a Book-Entry Share formerly representing any Eligible Shares is presented to the Surviving Corporation, Parent or the Paying Agent for transfer, it shall be cancelled and exchanged for the cash amount in immediately available funds to which the holder thereof is entitled in accordance with this Article IV.

(d) Termination of Exchange Fund. Any portion of the Exchange Fund (including the proceeds of any investments thereof (if any)) that remains unclaimed by the holders of Shares for one year from and after the Closing Date shall be delivered to the Surviving Corporation. Any holder of Eligible Shares who has not theretofore complied with the procedures, materials and instructions contemplated by this Article IV shall thereafter look only to the Surviving Corporation for payment of the Per Share Merger Consideration (after giving effect to any required Tax withholdings as provided in Section 4.2(g)) payable pursuant to Section 4.1(a) and Section 4.2(b). Notwithstanding anything to the contrary in the foregoing, none of the Surviving Corporation, Parent, the Paying Agent or any other Person shall be liable to any former holder of Shares for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar Laws. Any Per Share Merger Consideration remaining unclaimed by the holders of Certificates or Book-Entry Shares immediately prior to such time as such amounts would otherwise escheat to, or become property of, any Governmental Entity will, to the extent permitted by applicable Law, become the property of the Surviving Corporation or an Affiliate thereof designated by the Surviving Corporation, free and clear of any claim or interest of any Person previously entitled thereto.

(e) Lost, Stolen or Destroyed Certificates. In the event any Certificate representing Eligible Shares shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent, the posting by such Person of a bond in customary amount and upon such terms as may be required by Parent as indemnity against any claim that may be made against it or the Surviving Corporation with respect to such Certificate, the Paying Agent will issue a check in the amount (after giving effect to any required Tax withholdings as provided in Section 4.2(g)) equal to the product obtained by multiplying (i) the number of Eligible Shares represented by such lost, stolen or destroyed Certificate by (ii) the Per Share Merger Consideration.

(f) Appraisal Rights. No Person who has perfected a demand for appraisal rights pursuant to Section 262 of the DGCL shall be entitled to receive the Per Share Merger Consideration with respect to the Shares owned by such Person unless and until such Person shall have effectively withdrawn or otherwise lost such Person’s right to appraisal under the DGCL. Each Dissenting Stockholder shall be entitled to receive only the payment provided by Section 262 of the DGCL with respect to the Dissenting Shares owned by such Dissenting Stockholder and such Dissenting Stockholder shall cease to have any other rights with respect to such Shares. If any Dissenting Stockholder shall have effectively withdrawn or otherwise lost the right under Section 262 of the DGCL with respect to any Dissenting Shares, such Dissenting Shares shall become Eligible Shares and shall thereupon be deemed to have converted, at the Effective Time, into the right to receive the aggregate Per Share Merger Consideration with respect to such Shares pursuant to this Article IV. The Company shall give Parent (i) prompt notice and copies of any written demands for appraisal, withdrawals or attempted withdrawals of such demands, and any other instruments served pursuant to applicable Law that are received by the Company relating to the Company’s stockholders’ demands of appraisal and (ii) the opportunity to direct all negotiations and Proceedings with respect to any demand for appraisal under the DGCL, including any determination to make any payment to any of the Dissenting Stockholders with respect to any of their Dissenting Shares under Section 262(h) of the DGCL prior to the entry of judgment in the appraisal Proceedings. The Company shall not, except with the prior written consent of Parent, voluntarily make any payment with respect to any demands for appraisals, offer to settle or settle any such demands or approve any withdrawal of any such demands, or agree to do any of the foregoing.

(g) Withholding Rights. Notwithstanding anything in this Agreement to the contrary, each of Parent, the Paying Agent and the Surviving Corporation (and any of their Affiliates) shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any Person such amounts as it is required to deduct and withhold with respect to the making of such payment under the Internal Revenue Code of 1986, as amended (the “Code”), or any other applicable state, local or foreign Tax Law. To the extent that amounts are so withheld, such withheld amounts (i) shall be remitted to the applicable Governmental Entity and (ii) shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

4.3. Treatment of Stock Plans.

(a) Treatment of Company Options and Company SARs. Except as otherwise agreed to in writing prior to the Effective Time by Parent and a holder of any Company Options or Company SARs (each, whether or not vested, a “Company Exercisable Award”) with respect to such holder’s Company Exercisable Awards, immediately prior to the Effective Time, each Company Exercisable Award shall, automatically and without any required action on the part of the holder thereof, cease to represent an option or stock appreciation right, as applicable, to purchase Shares, be cancelled and converted into only the right to receive as promptly as reasonably practicable after the Effective Time, without interest, an amount in cash equal to the product obtained by multiplying (i) the number of Shares subject to such Company Exercisable Award immediately prior to the Effective Time by (ii) the excess, if any, of the Per Share Merger Consideration over the exercise price per Share under such Company Exercisable Award, less applicable Taxes required to be withheld with respect to such payment (such payment, the “Company Exercisable Award Consideration”). The Company Exercisable Award Consideration shall be fully vested as of the Effective Time and shall be paid as promptly as reasonably practicable after the Effective Time. For the avoidance of doubt, any Company Exercisable Award that has a per Share exercise price that is greater than or equal to the Per Share Merger Consideration shall be cancelled at the Effective Time for no consideration, payment or right to consideration or payment.

(b) Company Restricted Share Awards. Except as otherwise agreed to in writing prior to the Effective Time by Parent and a holder of any Company Restricted Share Awards with respect to such holder’s Company Restricted Share Awards, immediately prior to the Effective Time, each outstanding restricted share award (a “Company Restricted Share Award”) under the Stock Plans shall, automatically and without any action on the part of the holder thereof, be cancelled and converted into and the holder thereof shall only be entitled to receive, without interest, an amount in cash equal to the product obtained by multiplying (i) the total number of Shares subject to such Company Restricted Share Award immediately prior to the Effective Time by (ii) the Per Share Merger Consideration, less applicable Taxes required to be withheld with respect to such payment (the “Company Restricted Share Award Consideration”). The Company Restricted Share Award Consideration shall be fully vested as of the Effective Time and shall be paid as promptly as reasonably practicable after the Effective Time.

(c) Treatment of Restricted Stock Units. Except as otherwise agreed to in writing prior to the Effective Time by Parent and a holder of any Company RSU Awards with respect to such holder’s Company RSU Awards, immediately prior to the Effective Time, each outstanding award of restricted stock units (a “Company RSU Award”) under the Stock Plans shall, automatically and without any action on the part of the holder thereof, be cancelled and converted into, and the holder thereof shall only be entitled to the right to receive the following:

(i) with respect to each Company Cashed Out RSU Award, without interest, an amount in cash equal to the product obtained by multiplying (i) the total number of Shares subject to such Company RSU Award immediately prior to the Effective Time by (ii) the Per Share Merger Consideration (the “Company RSU Award Consideration”), which Company RSU Award Consideration shall be fully vested as of the Effective Time and shall be paid as soon as reasonably practicable after the Effective Time; provided that with respect to any Company Cashed Out RSU Awards that constitute nonqualified deferred compensation subject to Section 409A of the Code, the Company RSU Award Consideration will be paid at the earliest time permitted under the applicable Stock Plan, award agreement or Benefit Plan that will not trigger a Tax or penalty under Section 409A of the Code;

(ii) with respect to each Company Pre-2018 RSU Award and Company 2018 Employee RSU Award, the Company RSU Award Consideration, which Company RSU Award Consideration shall remain subject to the same vesting schedule and other relevant payment terms and conditions (including continued service) applicable immediately prior to the Effective Time to the Company Pre-2018 RSU Award or Company 2018 Employee RSU Award to which such payment relates, and which will be paid no later than three Business Days after the applicable vesting date of such former Company Pre-2018 RSU Award or Company 2018 Employee RSU Award; provided that with respect to any Company Pre-2018 RSU Awards and Company 2018 Employee RSU Awards that constitute nonqualified deferred compensation subject to Section 409A of the Code, the Company RSU Award Consideration will be paid at the earliest time permitted under the applicable Stock Plan, award agreement or Benefit Plan that will not trigger a Tax or penalty under Section 409A of the Code; and

(iii) with respect to each Company 2018 VP RSU Award, a Parent restricted stock unit award with respect to the aggregate number of shares of Parent Capital Stock equal to the product of (A) the number of Shares subject to such Company 2018 VP RSU Award immediately prior to the Effective Time and (B) the Exchange Ratio, rounded up or down to the nearest whole unit (a “Converted RSU Award”), which Converted RSU Award shall remain subject to the same vesting schedule and other terms and conditions (including continued service) applicable immediately prior to the Effective Time to the Company 2018 VP RSU Award to which such payment relates.

(iv) Treatment of Performance Shares Awards. Except as otherwise agreed to in writing prior to the Effective Time by Parent and a holder of any Company Performance Share Awards with respect to such holder’s Company Performance Share Award, immediately prior to the Effective Time, each outstanding performance share award (a “Company Performance Share Award”) under the Stock Plans shall automatically and without any action on the part of the holder thereof, be cancelled and converted into, and the holder thereof shall only be entitled to the right to receive, without interest, an amount in cash equal to the product obtained by multiplying (i) the total number of Shares subject to such Company Performance Share Award immediately prior to the Effective Time (based on (x) the target level of performance with respect to each such Company Performance Share Award for which the applicable performance year has not been completed prior to the Effective Time (or, if so completed, with respect to which the level of performance achieved has not yet been determined) and (y) the actual level of performance achieved for all other outstanding Company Performance Share Awards) by (ii) the Per Share Merger Consideration (the “Company Performance Share Award Consideration”)). The Company Performance Share Award Consideration shall be fully vested as of the Effective Time and shall be paid as soon as reasonably practicable after the Effective Time; provided that with respect to any Company Performance Share Awards that constitute nonqualified deferred compensation subject to Section 409A of the Code, the Company Performance Share Award Consideration will be paid at the earliest time permitted under the applicable Stock Plan, award agreement or Benefit Plan that will not trigger a Tax or penalty under Section 409A of the Code.

(d) Company Equity Awards Payments. Any payment to which a holder of Company Exercisable Awards, Company Restricted Share Awards, Company Cashed Out RSU Awards, Company Pre-2018 RSU Awards, Company 2018 Employee RSU Awards or Company Performance Share Awards becomes entitled pursuant to Sections 4.3(a) through 4.3(d) (as applicable), shall be made (i) as promptly as reasonably practicable after the Effective Time in the case of Company Exercisable Awards, Company Restricted Share Awards, Company Cashed Out RSU Awards and Company Performance Share Awards or (ii) no later than three Business Days after the applicable vesting date in the case of Company Pre-2018 RSU Awards and Company 2018 Employee RSU Awards. The payments contemplated by clauses (i) and (ii) of the immediately preceding sentence shall be made, unless otherwise determined by Parent, through the Surviving Corporation’s payroll. Company 2018 VP RSU Awards converted into Converted RSU Awards shall be settled for Parent Capital Stock no later than three Business Days after the applicable vesting date, and the award agreements governing each such Converted RSU Award shall provide that any Tax obligations incurred by a holder in respect of such Converted RSU Award shall be satisfied through Parent’s withholding of a number of shares of Parent Capital Stock with a fair market value equal to the amount of such Tax obligations.

(e) Corporate Actions. At or prior to the Effective Time, the Company, the Company Board or the compensation committee of the Company Board (the “Compensation Committee”), as applicable, shall adopt resolutions approving the treatment of the Company Equity Awards in accordance with the provisions of Sections 4.3(a) through 4.3(d).

(f) Employee Stock Purchase Plans. The Company shall, prior to the Effective Time, take all actions necessary to terminate the Company ESPPs and all outstanding rights thereunder as of immediately prior to the Effective Time; provided, that, from and after the date hereof, the Company shall take all actions necessary to ensure that (i) no new offering periods under the Company ESPPs shall commence after the date hereof, (ii) no new participants be permitted into the Company ESPPs, and (iii) the existing participants thereunder may not increase their elections with respect to the offering period then in effect. Immediately prior to the Effective Time, any then outstanding offering periods under the Company ESPPs shall terminate and the Company shall distribute to each participant in a Company ESPP all Company Common Stock purchased pursuant to such offering period and all of his or her remaining accumulated payroll deductions with respect to such offering period.

4.4. Adjustments to Prevent Dilution. Notwithstanding anything in this Agreement to the contrary, if, from the date hereof to the earlier of the Effective Time and termination in accordance with Article IX, the issued and outstanding Shares or securities convertible or exchangeable into or exercisable for Shares shall have been changed into a different number of shares or securities or a different class by reason of any reclassification, stock split (including a reverse stock split), stock dividend or distribution, recapitalization, merger, issuer tender offer or exchange offer, or other similar transaction, or a stock dividend with a record date within such period shall have been declared, then the Per Share Merger Consideration shall be equitably adjusted to provide the holders of Shares the same economic effect as contemplated by this Agreement prior to such event, and as so adjusted shall, from and after the date of such event, be the Per Share Merger Consideration; provided, however, nothing in this Section 4.4 shall be construed to permit the Company, any Subsidiary of the Company or any Person to take any action except to the extent consistent with, and not otherwise prohibited or restricted by, the terms of this Agreement.

4.5. Treatment of Warrants. Each warrant to purchase Shares pursuant to the Kroger Warrant that is outstanding and unexercised as of immediately prior to the Effective Time shall be cancelled and converted into the right to receive an amount in cash, without interest, equal to the product of (i) the excess, if any, of the Per Share Merger Consideration over the exercise price per Share of the Kroger Warrant, multiplied by (ii) the number of Shares subject to such Kroger Warrant as of immediately prior to the Effective Time; provided that if the Kroger Warrant has an exercise price per Share that equals or exceeds the Per Share Merger Consideration, the Kroger Warrant shall be cancelled for no consideration.

ARTICLE V

Representations and Warranties of the Company

Except as set forth in the publicly available Company Reports filed with the U.S. Securities and Exchange Commission (the “SEC”) since January 1, 2017 and publicly available on or before the day that is two Business Days prior to the date hereof (excluding, in each case, any disclosures contained or referenced therein under the captions “Risk Factors,” “Forward-

Looking Statements” and “Quantitative and Qualitative Disclosures About Market Risk” to the extent such disclosures are general and cautionary, predictive or forward-looking in nature) or in the corresponding sections or subsections of the confidential disclosure letter delivered to Parent by the Company prior to entering into this Agreement (the “Company Disclosure Letter”) (it being agreed that (a) for purposes of the representations and warranties set forth in this Article V, disclosure of any item in any section or subsection of the Company Disclosure Letter shall be deemed disclosure with respect to any other section or subsection (other than the representations and warranties set forth in Section 5.1, 5.2, 5.3, 5.6(b)(i), 5.21 or 5.22 thereof) to which the relevance of such item is readily apparent on its face and (b) nothing disclosed in the Company Reports shall be deemed to modify or qualify the representations and warranties set forth in Section 5.1, 5.2, 5.3, 5.6(b)(i), 5.21 or 5.22), the Company hereby represents and warrants to Parent and Merger Sub that:

5.1. Organization, Good Standing and Qualification. Each of the Company and its Subsidiaries is a legal entity duly organized, validly existing and, to the extent such concept is applicable, in good standing under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties, rights and assets and to carry on its business as presently conducted and is qualified to do business and, to the extent such concept is applicable, is in good standing as a foreign corporation or other legal entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so organized, existing, qualified or, to the extent such concept is applicable, in good standing, or to have such power or authority, would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect or to prevent or materially delay or impair the consummation of the Merger and the other transactions contemplated by this Agreement. The Company has made available to Parent prior to the date hereof complete and correct copies of the certificates of incorporation and bylaws or comparable governing documents, each as amended, restated or amended and restated to the date hereof, of the Company and each of its Significant Subsidiaries, and each as so delivered is in full force and effect.

5.2. Capital Structure.

(a) The authorized capital stock of the Company consists of 210,000,000 Shares, of which 55,824,265 Shares (including 250 Shares in respect of Company Restricted Share Awards) were outstanding as of the close of business on January 12, 2018 and 10,000,000 shares of preferred stock, par value $0.001 per share, of which none are outstanding as of the date hereof. 1,176,069 Shares are held by the Company in its treasury as of the date hereof. No Shares are held by any Subsidiary of the Company. All of the outstanding Shares have been duly authorized and are validly issued, fully paid and nonassessable. Other than 8,881,080 Shares reserved for issuance under the Stock Plans (consisting of 2,356,863 Shares underlying outstanding Company Exercisable Awards, 2,142,655 Shares underlying outstanding Company RSU Awards, 149,930 Shares underlying outstanding Company Performance Share Awards (assuming performance goals for 2017, 2018 and 2019 are satisfied at the target level) and 4,231,632 Shares available for issuance in respect of future Company Equity Awards), 1,381,992 Shares reserved for issuance under the Company ESPPs, 34,365,716 Shares reserved for issuance upon conversion of the Convertible Notes and 1,333,333 Shares reserved for issuance upon exercise of the Kroger Warrant, the Company has no Shares reserved for issuance. Section 5.2(a) of the Company Disclosure Letter contains a complete and correct list of all outstanding Company Equity Awards granted under the Stock Plans, in each case as of January 12, 2018, including (i) the number of Shares subject to each Company Equity Award, (ii) the holder (on an anonymized basis), (iii) date of grant, (iv) for Company RSU Awards other than Company Cashed Out RSU Awards, the vesting schedule, (v) for Company RSU Awards, whether such Company RSU Award is a Company Cashed Out RSU Award or a Company Pre-2018 RSU Award, and (vi) where applicable, exercise price with respect to each Company Equity Award. With respect to each Company 2018 VP RSU Award, the Company shall provide to Parent the information contemplated by clauses (i) through (v) of the immediately preceding sentence as soon as reasonably practicable following the grant date thereof. There are outstanding $500,000,000 aggregate principal amount of Convertible Notes (with a conversion rate as of the date hereof equal to 20.0673 Shares per thousand dollar principal amount, subject to adjustment as provided in the Convertible Notes Indenture). Each of the outstanding shares of capital stock or other securities of each of the Company’s Subsidiaries is duly authorized, validly issued, fully paid and nonassessable and owned by the Company or by a direct or indirect wholly owned Subsidiary of the Company, free and clear of any lien, charge, pledge, security interest, claim, adverse ownership interest or other encumbrance (each, a “Lien”) other than Permitted Liens. Except as set forth above, there are no preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, performance units, phantom stock rights, profit participation rights, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights, obligations or contracts of any kind that obligate the Company or any of its Subsidiaries to issue or sell any shares of capital stock or other securities of the Company or any of its Subsidiaries or any securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, any securities of the Company or any of its Subsidiaries, and no securities or obligations evidencing such rights are authorized, issued or outstanding. Except for the Convertible Notes, the Company does not have outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with the stockholders of the Company on any matter.

(b) Section 5.2(b) of the Company Disclosure Letter sets forth (i) each of the Company’s Subsidiaries and the ownership interest of the Company in each such Subsidiary, as well as the ownership interest of any other Person or Persons in each such Subsidiary and (ii) the Company’s or its Subsidiaries’ capital stock, equity interest or other direct or indirect ownership interest in any other Person, other than equity securities in a publicly traded company (A) held for investment by the Company or any of its Subsidiaries and (B) consisting of less than one percent of the outstanding capital stock of such company.

(c) Each Company Option and each Company SAR (i) was granted and properly approved by the Company Board, the Compensation Committee or a permitted designee in compliance with all applicable Laws, including the applicable requirements of NASDAQ, and all of the terms and conditions of the Stock Plan pursuant to which it was issued, (ii) has an exercise price per Share equal to or greater than the fair market value of a Share on the date of such grant, and (iii) has a grant date identical to or following the date on which the Company Board, Compensation Committee or permitted designee approved the grant of such Company Option or Company SAR.

(d) Section 5.2(d) of the Company Disclosure Letter sets forth each Convertible Note Hedge Obligation and each Convertible Note Warrant.

5.3. Corporate Authority; Approval and Fairness.

(a) The Company has all requisite corporate power and authority and has taken all corporate action necessary in order to execute, deliver and perform its obligations under this Agreement and to consummate the Merger and the other transactions contemplated by this Agreement, subject only to adoption of this Agreement by the holders of a majority of the outstanding Shares entitled to vote on such matter at a stockholders’ meeting duly called and held for such purpose (the “Requisite Company Vote”). This Agreement has been duly executed and delivered by the Company and constitutes a valid and binding agreement of the Company enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equity principles (the “Bankruptcy and Equity Exception”).

(b) The Company Board has (i) unanimously (A) approved and declared advisable this Agreement and the Merger and the other transactions contemplated by this Agreement, upon the terms and conditions set forth in this Agreement, (B) determined that this Agreement and the Merger and the other transactions contemplated by this Agreement, are fair to, and in the best interests of, the Company and the holders of Shares (other than Parent, Merger Sub and any of Parent’s other direct or indirect wholly owned Subsidiaries) and (C) resolved to recommend that the holders of Shares adopt this Agreement (the “Company Recommendation”), (ii) directed that this Agreement be submitted to the holders of Shares for their adoption and (iii) received the opinion of its financial advisor, Sandler O’Neill & Partners, L.P. (“Sandler O’Neill”), to the effect that the Per Share Merger Consideration is fair, from a financial point of view, as of the date of such opinion, to such holders (other than Parent, Merger Sub and any of Parent’s other direct or indirect wholly owned Subsidiaries) of Shares, a copy of which opinion has been delivered to Parent. It is understood and agreed that such opinion is for the benefit of the Company Board and may not be relied upon by Parent or Merger Sub. The Company Board has taken all action so that Parent will not be an “interested stockholder” or prohibited from entering into or consummating a “business combination” with the Company (in each case, as such term is used in Section 203 of the DGCL) as a result of the execution of this Agreement and the consummation of the Merger and the other transactions contemplated by this Agreement in the manner contemplated hereby.

5.4. Governmental Filings; No Violations; Certain Contracts.

(a) Other than the filings, notices, reports, consents, registrations, approvals, permits, waivers, expirations of waiting periods or authorizations pursuant to, in compliance with or required to be made under, (i) the DGCL, (ii) the Exchange Act, (iii) the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”), (iv) those requirements set forth in Section 5.4(a)(iv), Section 8.1(b) and Section 8.1(c) of the Company Disclosure Letter, (v) the rules and regulations of NASDAQ and (vi) state securities, takeover and “blue sky” Laws (the filings, notices, reports, consents, registrations, approvals, permits, waivers, expirations of waiting periods and authorizations contemplated by the foregoing clauses (i) through (vi), the

“Company Approvals”), no filings, notices, reports, consents, registrations, approvals, permits, waivers, expirations of waiting periods or authorizations are required to be obtained by the Company from, or to be given by the Company to, or be made by the Company with, any U.S., non-U.S. or supranational or transnational governmental, regulatory, self-regulatory or quasi-governmental authority, entity, agency, commission, body, department or instrumentality (including any state banking department or similar agency) or any court, tribunal or arbitrator or other legislative, executive or judicial governmental entity or political subdivision thereof (each, a “Governmental Entity”), in connection with the execution, delivery and performance of this Agreement by the Company and the consummation of the Merger and the other transactions contemplated by this Agreement, or in connection with the continuing operation of the business of the Company and its Subsidiaries as of immediately following the Effective Time, except those that the failure to give, make or obtain would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect or prevent or materially delay or impair the consummation of the Merger and the other transactions contemplated by this Agreement.

(b) The execution, delivery and performance of this Agreement by the Company do not, and the consummation of the Merger and the other transactions contemplated by this Agreement will not, constitute or result in (i) subject to obtaining the Requisite Company Vote, a breach or violation of, or a default under, the certificate of incorporation or bylaws of the Company or the comparable governing documents of any of its Subsidiaries, or (ii) assuming the giving, making or obtaining of those filings, notices, reports, consents, registrations, approvals, permits, waivers, expirations of waiting periods and authorizations set forth in Section 5.4(b)(ii) of the Company Disclosure Letter (the “Third-Party Consents”), with or without notice, lapse of time or both, a breach or violation of, a termination or cancellation (or right of termination or cancellation) of or a default under, a requirement for consent under, the loss of any benefit or right under, the creation or acceleration of any obligations under or the creation of a Lien, other than any Permitted Lien, on any of the properties, rights or assets of the Company or any of its Subsidiaries pursuant to any Material Contract binding upon the Company or any of its Subsidiaries or, assuming (solely with respect to performance of this Agreement and consummation of the Merger and the other transactions contemplated by this Agreement), compliance with the matters referred to in Section 5.4(a), under any applicable Law or Privacy Policy to which the Company or any of its Subsidiaries is subject, except, in the case of clause (ii) directly above, for any such breach, violation, termination, cancellation, default, creation or acceleration that would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect or prevent or materially delay or impair the consummation of the Merger and the other transactions contemplated by this Agreement.

5.5. Company Reports; Financial Statements.

(a) The Company has filed or furnished, as applicable, on a timely basis, all forms, statements, certifications, reports and documents required to be filed or furnished by it to the SEC pursuant to the Exchange Act or the Securities Act since January 1, 2015 (the “Applicable Date”) (the forms, statements, certifications, reports and other documents filed or furnished to the SEC since the Applicable Date and subsequent to the date hereof, including any amendments thereto, the “Company Reports”). Each of the Company Reports, at the time of its filing or being furnished, complied or, if not yet filed or furnished, will comply in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) applicable to the Company Reports. As of their respective dates (or, if amended prior to the date hereof, as of the date of such amendment), the Company Reports did not, and any Company Reports filed with or furnished to the SEC subsequent to the date hereof will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading. None of the Subsidiaries of the Company is subject to the reporting requirements of Section 13(a) or 15(d) of the Exchange Act.

(b) The Company is in compliance in all material respects with the Sarbanes-Oxley Act and the applicable listing and corporate governance rules and regulations of NASDAQ.

(c) The Company maintains disclosure controls and procedures required by Rule 13a-15 or 15d-15 under the Exchange Act. Such disclosure controls and procedures are designed to provide reasonable assurances that all information required to be disclosed by the Company is reported on a timely basis to the individuals responsible for the preparation of the Company’s filings with the SEC and other public disclosure documents. The Company’s internal control over financial reporting (as defined in Rule 13a-15 or 15d-15, as applicable, under the Exchange Act) is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

(d) The Company, based on its most recent evaluation of internal control over financial reporting, has not identified (i) any significant deficiencies and material weaknesses in the design or operation of its internal controls over financial reporting that are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information or (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting. Since the Applicable Date, no material complaints, allegations, assertions or claims from any source regarding accounting, internal accounting controls or auditing matters, and no material concerns from Company employees regarding questionable accounting or auditing matters, have been received by the Company or, to the Knowledge of the Company, the Company’s independent registered public accounting firm.

(e) Each of the consolidated financial statements of the Company included in or incorporated by reference into the Company Reports (including the related notes and schedules thereto) fairly presents in all material respects, or, in the case of Company Reports filed after the date hereof, will fairly present in all material respects, the consolidated financial position of the Company and its consolidated Subsidiaries as of the respective dates thereof and the consolidated results of operations, changes in stockholders’ equity, cash flows and changes in financial position, as the case may be, of such companies for the periods set forth therein (subject, in the case of unaudited statements, to normal year-end audit adjustments that will not be material in amount or effect) and, in each case, were, or, in the case of Company Reports filed after the date hereof, will be, prepared in accordance with GAAP consistently applied during the periods involved (subject, in the case of unaudited statements, to the absence of notes and normal year-end audit adjustments that will not be material in amount or effect).

5.6. Absence of Certain Changes.

(a) Since December 31, 2016, the Company and its Subsidiaries have conducted their respective businesses only in, and have not engaged in any material transaction other than in accordance with, the ordinary course of such businesses consistent with past practice, in each case in all material respects.

(b) Since December 31, 2016, (i) there has not been any Effect that, individually or in the aggregate with such other Effects, has resulted in, or would reasonably be expected to result in a Material Adverse Effect or that would prevent or materially delay or impair the ability of the Company to consummate the Merger and the other transactions contemplated by this Agreement and (ii) neither the Company nor any of its Subsidiaries has taken any action that is prohibited, limited or circumscribed by Subsections (vii), (viii), (ix), (x), (xv), (xvi) and (xviii) of Section 7.1(b) or has agreed, committed, arranged, authorized or entered into any understanding to do any of the actions prohibited, limited or circumscribed by the foregoing Subsections of Section 7.1(b).

5.7. Litigation and Liabilities.

(a) There are no Proceedings pending or, to the Company’s Knowledge, threatened against the Company or any of its Subsidiaries, except for those that would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect or prevent or materially delay or impair the consummation of the Merger and the other transactions contemplated by this Agreement. Neither the Company nor any of its Subsidiaries is a party to or subject to the provisions of any Order that restricts in any material respect the manner in which the Company and its Subsidiaries conduct their businesses, that otherwise is material to the Company and its Subsidiaries taken as a whole or that would, individually or in the aggregate, reasonably be expected to prevent or materially delay or impair the consummation of the Merger and the other transactions contemplated by this Agreement.

(b) Except as reflected or reserved against in the Company’s most recent consolidated balance sheet (including the related notes and schedules) included in the Company Reports filed prior to the date hereof, for obligations or liabilities incurred in the ordinary course of business consistent with past practice since the date of such consolidated balance sheet, and executory obligations under Material Contracts and other contracts entered into in the ordinary course of business (in each case so long as not arising out of any breach or default of the Company under any such Material Contract or other contract), neither the Company nor any of its Subsidiaries has any liabilities or obligations of any nature (whether accrued, absolute, matured, unmatured, contingent or otherwise) that are material to the Company and its Subsidiaries, taken as a whole.

5.8. Compliance with Laws; Licenses; Anti-Corruption Laws; Anti-Money Laundering Laws, Import and Export Laws.

(a) Since the Applicable Date, the businesses of each of the Company and its Subsidiaries have not been, and are not being, conducted in violation of any federal, state, local or foreign law, statute or ordinance, common law, or any rule, regulation, standard, judgment, code, Order, arbitration award, agency requirement or License of any Governmental Entity (including Privacy Laws) (collectively, “Laws”) or any policies, Privacy Policies or Consumer Policies, in each case, except for violations that, individually or in the aggregate, would not reasonably be expected to result in a Material Adverse Effect or prevent or materially delay or impair the consummation of the Merger and the other transactions contemplated by this Agreement. Each of the Company and its Subsidiaries are taking all necessary actions to ensure material compliance with the European Union’s General Data Protection Regulation 2016/679 of April 27, 2016 (and all other pending applicable European Union Privacy Laws due to become effective in 2018) as of their upcoming effective dates.

(b) Each of the Company and its Subsidiaries has obtained with all permits, licenses, certifications, approvals, registrations, consents, authorizations, franchises, variances, exemptions and Orders issued or granted by a Governmental Entity (“Licenses”) necessary to conduct its business as presently conducted, except those the absence of which, individually or in the aggregate, would not reasonably be expected to result in a Material Adverse Effect or prevent or materially delay or impair the consummation of the Merger and the other transactions contemplated by this Agreement. The operation of the business of the Company and its Subsidiaries as presently conducted is not, and has not been since the Applicable Date, in violation of, nor is the Company or its Subsidiaries in default or violation under, any License, and, to the Company’s Knowledge, no event has occurred which, with notice or the lapse of time or both, would constitute a default or violation of any material term, condition or provision of any License, except where such default or violation of such License, individually or in the aggregate, would not reasonably be expected to result in a Material Adverse Effect or prevent or materially delay or impair the consummation of the Merger and the other transactions contemplated by this Agreement. There are no Proceedings pending or, to the Company’s Knowledge, threatened, that seek the revocation, cancellation or adverse modification of any License, except where such revocation, cancellation or adverse modification would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect or prevent or materially delay or impair the consummation of the Merger and the other transactions contemplated by this Agreement. Since the Applicable Date, neither the Company nor any of its Subsidiaries has received any written notice of any material noncompliance or alleged material noncompliance with any material Licenses.

(c) For the past five years, (i) none of the Company, its Subsidiaries or, to the Company’s Knowledge, any Person associated with or acting on behalf of the Company or any of its Subsidiaries, including any officer, director, employee, agent and Affiliate thereof has granted, paid, offered or promised to grant, pay, or authorized or ratified the granting of payment, directly or indirectly, of any rebates, monies or anything of value to any Government Official or any political party or candidate for political office, or to any other Person under circumstances where the Company, any of its Subsidiaries, or any Person associated with or acting on behalf of the Company or any of its Subsidiaries, including any officer, director, employee, agent and Affiliate thereof, knew or had reason to know that all or a portion of such rebates, monies or things of value would be offered, promised, or given, directly or indirectly, to any Government Official, for the purpose of (A) influencing any act or decision of such

Government Official in his or her official capacity; (B) inducing such Government Official to do, or omit to do, any act in relation to his or her lawful duty; (C) securing any improper advantage; or (D) inducing such Government Official to influence or affect any act or decision of any Governmental Entity, in each case, in order to assist the Company, any of its Subsidiaries or any Person associated with or acting on behalf of the Company or any of its Subsidiaries, including any officer, director, employee, agent and Affiliate thereof, in obtaining or retaining business for or with, or directing business to, any Person or to secure any other improper benefit or advantage, (ii) the Company, its Subsidiaries and each Person associated with or acting on behalf of the Company or any of its Subsidiaries, including any officer, director, employee, agent and Affiliate thereof, have complied in all material respects with the Anti-Corruption Laws and (iii) the Company and its Subsidiaries (A) have maintained and enforced policies and procedures reasonably designed to ensure compliance with the Anti-Corruption Laws in all material respects, (B) have not been subject to any pending Proceeding or, to the Company’s Knowledge, threatened with any Proceeding that alleges any material violation of any of the Anti-Corruption Laws and (C) have not made a voluntary disclosure to a Governmental Entity in respect of any of the Anti-Corruption Laws.

(d) For the past five years, (i) the Company and its Subsidiaries have at all times complied in all material respects with all applicable Import and Export Laws, (ii) none of the Company, any Subsidiary, or any of their respective officers, directors, employees, agents or affiliates has been or is currently the subject or target of any sanctions under any Import and Export Law, and (iii) none of the Company of any of its Subsidiaries has maintained at any time any offices, branches, operations, assets, investments, employees, or agents in any country that is the subject or target of comprehensive sanctions under any Import and Export Law (at the time of this Agreement, Cuba, Iran, Syria, North Korea or the Crimea region of Ukraine).

(e) For the past five years, none of the Company or its Subsidiaries has engaged in, nor is now engaging in, any dealings or transactions with (i) any Person that at the time of the dealing or transaction is or was the subject or the target of sanctions under any Import and Export Law, (ii) any Person in Cuba, Iran, Syria, North Korea or the Crimea region of Ukraine, or (iii) any Person owned or controlled by any Person or Persons described in the foregoing clauses (i) or (ii).

(f) Without limiting the foregoing Subsections (d) and (e), for the past five years, there have been no investigations or Proceedings, nor are there any pending, or to the Company’s Knowledge, any threatened investigations or Proceedings, by any Governmental Entity of potential violations against the Company or any of its Subsidiaries with respect to compliance with Import and Export Laws.

(g) For the past five years, the Company and its Subsidiaries have maintained and enforced policies and procedures reasonably designed to ensure compliance with Import and Export Laws.

(h) The operations of the Company and each of its Subsidiaries are and have been conducted at all times in material compliance with Anti-Money Laundering Laws, including the Bank Secrecy Act of 1970, as amended by Title III of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct

Terrorism Act of 2001. Neither the Company nor any of its Subsidiaries: (i) is under investigation by FinCEN or any other Governmental Entity with respect to money laundering, drug trafficking, terrorist-related activities, any other money laundering predicate crimes or any violation of any Anti-Money Laundering Laws; (ii) has been charged with or convicted of money laundering, drug trafficking, terrorist-related activities, any other money laundering predicate crimes or any violation of any Anti-Money Laundering Laws; (iii) has been assessed civil penalties under any Anti-Money Laundering Laws; or (iv) has had any of its funds seized or forfeited in an action under any Anti-Money Laundering Laws. The Company and its Subsidiaries have maintained and enforced policies and procedures reasonably designed to ensure material compliance with the Anti-Money Laundering Laws in all material respects.

5.9. Money Transmitter and Other Licenses. Section 5.9 of the Company Disclosure Letter sets forth (i) each jurisdiction in which the Company or any of its Subsidiaries holds a license or is authorized by a Governmental Entity as a money transmitter or money services business (a “Money Transmitter License”), (ii) each jurisdiction in which the Company or any of its Subsidiaries have applications pending for any Money Transmitter Licenses, (iii) to the extent the Company or any of its Subsidiaries does not have a Money Transmitter License in a particular jurisdiction and a Money Transmitter License is generally required for the Company or any of its Subsidiaries, or a Person through which the Company or any of its Subsidiaries distributes, markets, offers or makes available Cards for sale or distribution to cardholders or other end-users (a “Distributor”), to sell or reload Cards in such jurisdiction, a general description of the contractual or other arrangements currently in place upon which the Company or the relevant Subsidiary relies as a basis for the sale or reload of Cards by the Company, any of its Subsidiaries or such Distributor in such jurisdiction without a Money Transmitter License, and (iv) each jurisdiction which would require the Company or any of its Subsidiaries to obtain a Money Transmitter License in order for the Company, any of its Subsidiaries or a Distributor to sell or reload Cards in such jurisdiction if the Company or relevant Subsidiary did not have a contractual or other arrangement contemplated by clause (iii), and indicates whether any consent or approval from, or notice to or registration with, any Governmental Entity with respect to any Money Transmitter License is required in connection with the Merger or the other transactions contemplated by this Agreement. All Money Transmitter Licenses that the Company or any of its Subsidiaries holds are valid and in full force and effect, except as would not have or reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Since the Applicable Date, neither the Company nor any of its Subsidiaries has received written notice from any Governmental Entity regarding (and to the knowledge of the Company there is not): (i) any actual or possible material violation of or failure to comply with any material term or requirement of any Money Transmitter License; (ii) any actual or possible revocation, withdrawal, suspension, cancellation, termination or modification of any Money Transmitter License; or (iii) any denial of, or failure to obtain or receive, any Money Transmitter License, in each case related to the Company or any of its Subsidiaries in any jurisdiction that is material to the business of the Company and its Subsidiaries, taken as a whole. Since the Applicable Date, neither the Company nor any of its Subsidiaries has been denied a Money Transmitter License by any Governmental Entity nor has any such Money Transmitter License been revoked, suspended or materially limited.

5.10. Card Association Matters. Since the Applicable Date, there has been no failure by the Company or any of its Subsidiaries to comply in any material respect with the applicable bylaws, operating rules and identification standards manual of, and any other rules, regulations, manuals, policies and procedures promulgated by, any Card Association (including the Payment Card Industry Data Security Standards (PCI DSS)), in each case as may be in effect from time to time (collectively, “Network Rules”). Since the Applicable Date, the Company and its Subsidiaries have properly responded in all material respects to all written notices from any Card Association alleging any failure to comply with the rules and regulations of the Card Associations. To the Knowledge of the Company, no Contract between the Company or any of its Subsidiaries and any Issuing Bank violates in any material respect the Network Rules applicable thereto, and the performance by the Company and its Subsidiaries of their respective obligations thereunder does not violate in any material respect any of the Network Rules applicable thereto.

5.11. Escheat. For the past five years, (i) except as would not be material to the business of the Company and its Subsidiaries, taken as a whole, the Company and its Subsidiaries have timely filed or caused to be timely filed all unclaimed property, contingent liability and similar reports required to be filed, and have remitted to the appropriate Governmental Entity all unclaimed property required to be remitted, under applicable abandoned property, escheat or similar Laws, (ii) the Company and its Subsidiaries have complied in all material respects with all applicable abandoned property, escheat or similar Laws, and (iii) to the Knowledge of the Company, the financial institutions that serve as the Company’s issuing banks for its products and services have complied in all material respects with abandoned property, escheat or similar Laws relating to any funds held for the benefit of the Company, the Company’s customers, or any of the Company’s products or services.

5.12. Content Providers and Distribution Partners.

(a) Content Providers. Since December 31, 2016, (i) none of the fifteen largest content providers of the Company and its Subsidiaries, determined on the basis of content partner specific gross distribution commissions, plus program management fees, taken as a whole, during the twelve-month period ended on December 31, 2016 or the twelve-month period ended on September 30, 2017 (each, a “Significant Content Provider”) has suspended, terminated or materially reduced its relationship with the Company or its Subsidiaries or changed the terms and conditions on which it conducts business with the Company or its Subsidiaries, in any material respect (or, to the Company’s Knowledge, indicated an intention to do any of the foregoing), and (ii) neither the Company nor any of its Subsidiaries are currently engaging or have engaged in a material dispute with a Significant Content Provider.

(b) Distribution Partners. Since December 31, 2016, (i) none of the fifteen largest distribution partners to the Company and its Subsidiaries, determined on the basis of Adjusted Operating Revenue (as contemplated by the relevant annual or quarterly reports of the Company pursuant to Section 13 or 15(d) of the Exchange Act, in each case filed with the SEC and publicly available on or before the day that is two Business Days prior to the date hereof), taken as a whole, during the twelve-month period ended on December 31, 2016 or the twelve-month period ended on September 30, 2017 (each, a “Significant Distribution Partner”) has suspended, terminated or materially reduced its relationship with the Company or its Subsidiaries or changed the terms and conditions on which it conducts business with the Company or its Subsidiaries, in any material respect (or, to the Company’s Knowledge, indicated an intention to do any of the foregoing), and (ii) neither the Company nor any of its Subsidiaries are currently engaging or have engaged in a material dispute with a Significant Distribution Partner.

(c) Performance. Except as would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect, since the Applicable Date, no Person has brought or threatened in writing to bring a Proceeding with respect to the failure of (or damages incurred by such Person’s use of) any product or service of the Company or its Subsidiaries under any theory, including indemnity, breach of warranty, product liability, defect, error, strict liability, negligence or failure to warn (except for individual claims for support or refunds in the ordinary course of business).

5.13. Material Contracts.

(a) Except for this Agreement and except for the Contracts filed as exhibits to the Company Reports, as of the date hereof, none of the Company or its Subsidiaries is a party to or bound by any Contract (or, in each case, any group of related Contracts with respect to a single transaction or series of related transactions):

(i) that would be required to be filed by the Company as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act;

(ii) with any Significant Content Provider or Significant Distribution Partner;

(iii) that is a Standstill Agreement or that contains any standstill or similar agreement pursuant to which the Company or any of its Affiliates has agreed not to acquire assets or securities of another Person;

(iv) (A) that purports to limit in any material respect either the type of business in which the Company or any of its Affiliates (or, after the Effective Time, Parent or any of its Affiliates) may engage or the manner or locations in which any of them may so engage in any business, (B) that could require the disposition of any material assets or line of business of the Company or any of its Affiliates (or, after the Effective Time, Parent or any of its Affiliates), (C) that grants “most favored nation” status or contains “exclusivity,” requirements obligations or similar provisions that, following the Merger, would purport to apply to Parent or any of its Affiliates, including the Company and its Subsidiaries, (D) that prohibits or limits the right of the Company or any of its Affiliates to make, sell or distribute any products or services, (E) that includes “take or pay” requirements or similar provisions obligating a Person to obtain a minimum quantity of goods or services from another Person or (F) pursuant to which the Company or any of its Affiliates has granted pricing discounts in connection with bundling of products or services, sales volume or services levels, in each case, as it relates to a counterparty to any such Contract;

(v) pursuant to which the Company or any of its Subsidiaries has potentially material indemnification obligations to any Person, except for any Contract entered into in the ordinary course of business consistent with past practice;

(vi) relating to the acquisition or disposition of any business (whether by merger, sale of stock, sale of assets or otherwise) (A) that was entered into after the Applicable Date and (B) pursuant to which any potential earn-out, deferred or contingent payment obligations remain outstanding (excluding indemnification obligations in respect of representations and warranties) or otherwise survive as of the date hereof);

(vii) relating to the formation, creation, operation, management, control or governance of any partnership, joint venture, long-term alliance or other similar agreement or arrangement material to the Company or any of its Subsidiaries or in which the Company or any of its Subsidiaries owns more than ten percent voting, economic or other membership or partnership interest, or any interest valued at more than $5 million without regard to percentage voting or economic interest;

(viii) between the Company or any of its Subsidiaries, on the one hand, and any director or officer of the Company or any Person beneficially owning five percent or more of the outstanding Shares or any of their respective Affiliates (other than the Company and its Subsidiaries), on the other hand;

(ix) relating to indebtedness for borrowed money or the deferred purchase price of property (in either case, whether incurred, assumed, guaranteed or secured by any asset), in either case, in excess of $5 million;

(x) that grants any right of first refusal or right of first offer or similar right or that limits or purports to limit the ability of the Company or any of its Subsidiaries to sell, transfer, pledge or otherwise dispose of any material assets or businesses;

(xi) containing a put, call or similar right pursuant to which the Company or any of its Subsidiaries could be required to purchase or sell, as applicable, any equity interests of any Person or assets that have a fair market value or purchase price of more than $5 million;

(xii) evidencing financial or commodity hedging or similar trading activities, including any interest rate swaps, financial derivatives master agreements or confirmations, or futures account opening agreements and/or brokerage statements or similar Contract to which the Company or any of its Subsidiaries is a party;

(xiii) relating to material Intellectual Property Rights or IT Assets, excluding (i) non-exclusive licenses to commercially available software with annual fees of less than $500,000 or (ii) non-exclusive licenses granted by the Company or its Subsidiaries to customers in the ordinary course of business;

(xiv) that is a public or posted Privacy Policy of the Company and its Subsidiaries;

(xv) that is a Company Labor Agreement; or

(xvi) that prohibits the payment of dividends or distributions in respect of the capital stock of the Company or any of its Subsidiaries, the pledging of the capital stock of the Company or any of its Subsidiaries or the incurrence of indebtedness for borrowed money or guarantees by the Company or any of its Subsidiaries.

Each Contract of a type described in Subsections (i) through (xvi) of this Section 5.13(a) is referred to herein as a “Material Contract.”

(b) A complete and correct copy of each Material Contract has been made available to Parent in an electronic data room prior to the date hereof. Each of the Material Contracts (and those Contracts which would be Material Contracts but for the exception of being filed as exhibits to the Company Reports) is valid and binding on the Company or its Subsidiaries, as the case may be, and, to the Company’s Knowledge, each other party thereto, and is in full force and effect, in each case subject to the Bankruptcy and Equity Exception, except for such failures to be valid and binding or to be in full force and effect as would not, or would not reasonably be expected to, individually or in the aggregate, result in a Material Adverse Effect. There exists no breach or event of default with respect to any such Material Contracts on the part of the Company or its Subsidiaries or, to the Company’s Knowledge, any other party thereto, and no event has occurred that with the lapse of time or the giving of notice or both would constitute a breach or default thereunder by the Company or its Subsidiaries or, to the Company’s Knowledge, any other party thereto, except in each case, for such invalidity, failure to be binding, unenforceability, ineffectiveness, breaches or defaults that would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect.

5.14. Real Property.

(a) With respect to the real property leased or subleased to the Company or its Subsidiaries (the “Leased Real Property”), the lease or sublease for such property is valid, legally binding, enforceable and in full force and effect in accordance with its terms, and none of the Company or any of its Subsidiaries is in breach of or default under such lease or sublease, and no event has occurred which, with notice, lapse of time or both, would constitute a breach or default by any of the Company or its Subsidiaries or permit termination, modification or acceleration by any third party thereunder, or prevent or materially delay or impair the consummation of the transactions contemplated by this Agreement, except as would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect. The Company or one of its Subsidiaries, as applicable, has valid leasehold interests in all of its Leased Real Property, free and clear of any Real Property Encumbrance other than Permitted Liens. The Leased Real Property and all buildings, structures, improvements, and fixtures located on the Leased Real Property are suitable for the purposes for which they have currently used, except as would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect. There are no Contracts or written or oral concessions granting to any Person other than the Company or its Subsidiaries the right to use or occupy any of the Leased Real Property. Neither the Company nor any of its Subsidiaries owns any real property or interest in real property in fee.

(b) Section 5.14(b) of the Company Disclosure Letter contains a complete and correct list of all Leased Real Property, including a correct street address and such other information as is reasonably necessary to identify each parcel of Leased Real Property.

5.15. Employee Benefits.

(a) Section 5.15(a) of the Company Disclosure Letter sets forth a complete and correct list of each material Benefit Plan and separately identifies each material Benefit Plan that is maintained primarily for the benefit of employees outside of the United States (a “Non-U.S. Benefit Plan”).

(b) With respect to each material Benefit Plan, the Company has made available to Parent, to the extent applicable, prior to the date hereof complete and correct copies of (i) the Benefit Plan document, including any amendments or supplements thereto, and all related trust documents, insurance contracts or other funding vehicles, (ii) a written description of such Benefit Plan if such plan is not set forth in a written document, (iii) the most recently prepared actuarial report and (iv) all material correspondence to or from any Governmental Entity received in the last three years with respect to any Benefit Plan.

(c) Except as would not reasonably be expected to result in material liability to the Company and its Subsidiaries taken as a whole (i) each Benefit Plan (including any related trusts), other than Non-U.S. Benefit Plans, has been established, operated and administered in substantial compliance with its terms and applicable Laws, including ERISA and the Code, (ii) all contributions or other amounts payable by the Company or any Subsidiary with respect to each Benefit Plan have been paid or accrued in accordance with GAAP and (iii) there are no pending or, to the Company’s Knowledge, threatened claims (other than routine claims for benefits) or Proceedings by a Governmental Entity by, on behalf of or against any Benefit Plan or any trust related thereto.

(d) With respect to each ERISA Plan, the Company has made available to Parent, to the extent applicable, prior to the date hereof complete and correct copies of (i) the most recent summary plan description together with any summaries of all material modifications thereto, (ii) the most recent Internal Revenue Service (“IRS”) determination or opinion letter and (iii) the two most recent annual reports (Form 5500 or 990 series and all schedules and financial statements attached thereto and any amendments or supplements thereto).

(e) Each ERISA Plan that is intended to be qualified under Section 401(a) of the Code, has received a favorable determination letter from the IRS or is entitled to rely upon a favorable opinion issued by the IRS and, to the Company’s Knowledge, nothing has occurred that would adversely affect the qualification or tax exemption of any such Benefit Plan. With respect to any ERISA Plan, neither the Company nor any Subsidiary of the Company has engaged in a transaction in connection with which the Company or a Subsidiary of the Company reasonably would be subject to either a material civil penalty assessed pursuant to Section 409 or 502(i) of ERISA or a tax imposed by either Section 4975 or 4976 of the Code.

(f) Neither the Company nor any ERISA Affiliate has maintained, established, participated in or contributed to, or is or has been obligated to contribute to, or has otherwise incurred any material obligation or liability (including any contingent liability) under, (i) a plan that is subject to Section 412 of the Code or Section 302 or title IV of ERISA or (ii) any “multiemployer plans” within the meaning of Section 3(37) of ERISA, in each case, in the last six years. No Benefit Plan is, and none of the Company or any ERISA Affiliate has any liability under, a “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA) or a “multiple employer plan” (as defined in Section 400(a)(15) of ERISA).

(g) Except as required by applicable Law, no Benefit Plan provides retiree or post-employment medical, disability, life insurance or other welfare benefits to any Person, and none of the Company or any of its Subsidiaries has any obligation to provide such benefits. To the extent that the Company or any of its Subsidiaries sponsors such plans, the Company or the applicable Subsidiaries has reserved the right to amend, terminate or modify any such plan at any time.

(h) Each Benefit Plan that is a “nonqualified deferred compensation plan” (within the meaning of Section 409A of the Code) is in documentary compliance with, and has been operated and administered in compliance with, Section 409A of the Code and the guidance issued by the IRS provided thereunder.

(i) Neither the execution, delivery or performance of this Agreement, stockholder adoption or other approval of this Agreement nor the consummation of the Merger or the other transactions contemplated hereby could, either alone or in combination with another event, (i) entitle any current or former employee, director, officer or independent contractor of the Company or any of its Subsidiaries to severance pay or any material increase in severance pay, (ii) accelerate the time of payment or vesting or materially increase the amount of compensation due to any such employee, director, officer, or independent contractor or (iii) directly or indirectly cause the Company to transfer or set aside any assets to fund any payments or benefits under any Benefit Plan.

(j) Neither the execution, delivery or performance of this Agreement, stockholder adoption or other approval of this Agreement nor the consummation of the Merger or the other transactions contemplated by this Agreement would reasonably be expected to, either alone or in combination with another event, result in the payment of any amount that would, individually or in combination with any other such payment, constitute an “excess parachute payment” as defined in Section 280G(b)(1) of the Code.

(k) Neither the Company nor any Subsidiary has any obligation to provide, and no Benefit Plan or other agreement provides any individual with the right to, a gross-up, indemnification, reimbursement, make-whole or other payment for any excise Taxes, interest or penalties incurred pursuant to Section 409A or Section 4999 of the Code.

(l) All Non-U.S. Benefit Plans comply in all material respects with applicable local law, and all such plans that are intended to be funded and/or book-reserved are funded and/or book-reserved, as appropriate, based upon reasonable actuarial assumptions determined by qualified actuaries. As of the date hereof, there is no pending or threatened material litigation relating to Non-U.S. Benefit Plans.

5.16. Labor Matters.

(a) Neither the Company nor any of its Subsidiaries is a party to or otherwise bound by any collective bargaining agreement or other agreement with a labor union, works council or similar organization or employee representative body (collectively, the “Company Labor Agreements”), nor is any Company Labor Agreement presently being negotiated. There are no Proceedings or, to the Company’s Knowledge, other activities, by any individual or group of individuals, including representatives of any employees of the Company or any of its Subsidiaries or representatives of any labor organizations, works councils, trade unions, labor unions, or other employee representative body seeking to authorize representation by any labor organization of any employees of the Company or any of its Subsidiaries, and no such Proceedings or activities have taken place within the past three years.

(b) There are no labor unions, works councils or like organizations that represent employees of the Company or any of its Subsidiaries with respect to their service to the Company and its Subsidiaries. The execution, delivery and performance of this Agreement and the consummation of the Merger and the other transactions contemplated by this Agreement, either alone or in combination with another event, will not require the consent of, negotiation with, or advance notification to, any labor union, works council or like organization with respect to employees of the Company and its Subsidiaries.

(c) There is no strike, lockout, slowdown, work stoppage, unfair labor practice or other labor dispute, or Proceeding or grievance pending or, to the Company’s Knowledge, threatened, and neither the Company nor any of its Subsidiaries has experienced any such labor controversy within the past three years.

(d) Except as set forth on Section 5.16(d) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries has closed any plant or facility, effectuated any layoffs of employees or implemented any early retirement, separation or window program within the past three years, nor planned or announced any such action or program for the future, in each case, that would implicate the Worker Adjustment and Retraining Notification Act of 1988 (or similar laws).

(e) The Company and its Subsidiaries are, and since the Applicable Date, have been, in material compliance with all applicable Laws, rules and regulations, ordinances, Orders, Contracts, policies, plans and programs relating to employment, employment practices, compensation, employee leave, benefits, hours, terms and conditions of employment, and the termination of employment, including but not limited to any obligations pursuant to the Worker Adjustment and Retraining Notification Act of 1988 (or similar laws), the classification of employees as exempt or non-exempt from overtime pay requirements, the provision of meal and rest breaks, pay for all working time, the proper classification of individuals as nonemployee contractors or consultants, immigration, withholding from pay, and unemployment insurance.

(f) Except as set forth on Section 5.16(f) of the Company Disclosure Letter, neither the Company nor any of the Subsidiaries is a party to, or otherwise bound by, any consent decree with, or citation by, any Governmental Entity relating to employees or employment practices.

5.17. Environmental Matters. Except for such matters that, individually or in the aggregate, would not reasonably be expected to result in a Material Adverse Effect or prevent or materially delay or impair the consummation of the Merger and the other transactions contemplated by this Agreement: (i) the Company and its Subsidiaries have at all times since the Applicable Date been in compliance with all, and have not violated any, applicable Environmental Laws; (ii) Leased Real Property or any other real property, currently or formerly owned, leased or operated by the Company or any of its Subsidiaries (including soils, groundwater, surface water, buildings or other structures) has been contaminated with any Hazardous Substance in a manner that would reasonably be expected to result in liability to the Company or any of its Subsidiaries; (iii) neither the Company nor any of its Subsidiaries is subject to liability for any Hazardous Substance disposal or contamination on any third-party property or is otherwise subject to any liability regarding any failure to properly store or handle, or any release of or exposure to, any Hazardous Substance; (iv) neither the Company nor any of its Subsidiaries has received any notice, demand, letter, claim or request for information or is a party to or the subject of any pending or, to the Company’s Knowledge, threatened Proceeding alleging that the Company or any of its Subsidiaries may be in violation of or subject to liability under any Environmental Law or regarding any Hazardous Substance; and (v) neither the Company nor any of its Subsidiaries is subject to any Order or other arrangement with any Governmental Entity or has assumed or retained any liability of any third party relating to any Environmental Law or regarding any Hazardous Substance.

5.18. Taxes.

(a) The Company and each of its Subsidiaries (i) have duly and timely filed (taking into account any extension of time within which to file) all material Tax Returns required to be filed by any of them and all such filed Tax Returns are true, complete and correct in all material respects, (ii) have timely paid all material Taxes that are required to be paid (whether or not shown on such Tax Returns) in full, except with respect to matters contested in good faith by appropriate Proceedings and for which adequate reserves have been established in accordance with GAAP, (iii) have timely withheld from, and remitted to the applicable Governmental Entity all material amounts required to be withheld and remitted and (iv) have not waived any statute of limitations with respect to a material amount of Taxes or agreed to any extension of time with respect to an assessment or deficiency of a material amount of Taxes and there has been no request by a Governmental Entity to execute such a waiver or extension. There are no material Tax Liens upon any property or assets of the Company or any of its Subsidiaries except Liens for current Taxes not yet due and payable and Liens for Taxes that are being contested in good faith by appropriate Proceedings and for which adequate reserves have been established in accordance with GAAP.

(b) As of the date hereof, (i) no deficiencies for a material amount of Taxes have been proposed or assessed in writing against or with respect to any Taxes due by, or Tax Returns of, the Company or any of its Subsidiaries, (ii) there are not pending or, to the Company’s Knowledge, threatened, any audits, examinations, investigations or other Proceedings in respect of any material Taxes or material Tax Returns of the Company or any of its Subsidiaries and (iii) no material claim has been made (that has not been resolved with prejudice) by a Governmental Entity in any jurisdiction where the Company or any of its Subsidiaries does not file Tax Returns that the Company or any of its Subsidiaries is or may be subject to material taxation by, or required to file Tax Returns in, such jurisdiction, which claim has not been fully resolved. There are not, to the Company’s Knowledge, any unresolved questions or claims concerning any material Tax liability of the Company or any of its Subsidiaries that are not disclosed or provided for in the Company Reports.

(c) As of the date hereof, neither the Company nor any of its Subsidiaries (i) has been a member of an affiliated group filing an affiliated, combined, unitary, consolidated or similar income Tax Return (other than a group the common parent of which is the Company or any of its Subsidiaries), (ii) is a party to any Tax allocation, Tax sharing, Tax indemnity or similar agreement (other than any such agreements (x) between or among any of the Company and its Subsidiaries or (y) entered into in the ordinary course of business the primary subject matter of which is not Tax) or (iii) has liability for the Taxes of any Person (other than the Company or any of its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Law) or as transferee or successor, by contract or otherwise.

(d) There are no closing agreements, private letter rulings, technical advance memoranda or similar agreements or rulings that have been entered into or issued by any Tax authority in respect of any material Tax matters with respect to the Company or any of its Subsidiaries which are still in effect as of the date hereof.

(e) During the last five years, neither the Company nor any of its Subsidiaries has been either a “distributing corporation” or a “controlled corporation” in a transaction intended to qualify under Section 355 of the Code.

(f) Neither the Company nor any of its Subsidiaries has “participated” within the meaning of Treasury Regulation Section 1.6011-4(c)(3)(i)(A) in any “listed transaction” within the meaning of Section 6011 of the Code and the Treasury Regulations thereunder, as in effect and as amended by any guidance published by the IRS for the applicable period.

Notwithstanding any other representation or warranty in this Agreement to the contrary, the representations and warranties in Section 5.5, Section 5.11, Section 5.15 and this Section 5.18 constitute the sole and exclusive representations and warranties of the Company to Parent and Merger Sub with respect to Taxes.

5.19. Intellectual Property.

(a) Section 5.19(a) of the Company Disclosure Letter sets forth a complete and accurate list of all registered and applied for Intellectual Property Rights and all material IT Assets owned by the Company or any of its Subsidiaries, and all of the above registered and applied for items are subsisting and unexpired, and, to the Knowledge of the Company, valid and enforceable.

(b) The Company and its Subsidiaries exclusively own the items on Section 5.19(a) of the Company Disclosure Letter and all of the material unregistered Intellectual Property Rights owned or purported to be owned by the Company, free and clear of any and all Liens other than Permitted Liens, except as would not reasonably be expected to result in a Material Adverse Effect. All Persons who invented, created or contributed to material proprietary Intellectual Property Rights of the Company or its Subsidiaries have assigned in writing to the Company all of their rights in same that did not vest initially with the Company by operation of law.

(c) Except as would not reasonably be expected to result in a Material Adverse Effect, the operation of the Company’s and its Subsidiaries’ businesses does not infringe, misappropriate or violate the Intellectual Property Rights of any other Person, and, since the Applicable Date, no Person has alleged the same in writing (and/or sent a cease and desist letter or invitation to take a patent license to the Company or its Subsidiaries) or challenged the validity or enforceability of the Company or its Subsidiaries’ rights in their Intellectual Property Rights. To the Knowledge of the Company, no Person is infringing, misappropriating or violating any material Intellectual Property Rights of the Company or its Subsidiaries, and neither the Company nor its Subsidiaries have sent any written notices to any Person alleging same.

(d) The Company and its Subsidiaries have taken all commercially reasonable actions, and have established physical, technical and administrative measures, policies and procedures that are materially consistent with industry standard with respect to their scope, terms and conditions, to protect (i) its and their material trade secrets and confidential information, (ii) any Personal Information collected, stored, used, disclosed, transmitted, processed or disposed of by or on behalf of the Company or its Subsidiaries and (iii) the integrity, continuous operation and security of the IT Assets used in their businesses (and all data stored, transmitted, or processed thereby), and the Company and its Subsidiaries are in compliance with all such measures, policies and procedures, except as would not reasonably be expected to result in a Material Adverse Effect. There has been no unauthorized access to, and no material breaches, outages or violations of any IT Assets used by the Company or any of its Subsidiaries, except for any that were resolved without material liability or cost or the obligation to notify any other Person.

(e) No material software of the Company and its Subsidiaries containing proprietary source code contains, is derived from or otherwise interacts with any “copyleft” or “viral” open source software (such as open source software licensed under the General Public License). No material proprietary software of the Company and its Subsidiaries that is licensed, distributed, conveyed or made available to other Persons (whether incorporated into a product or otherwise) contains, is derived from or otherwise interacts with any open source software such that the Company or its Subsidiaries are required to license or make available their proprietary source code to any Person under such circumstances.

(f) No Person (other than employees of the Company and its Subsidiaries on a need to know basis) has possession of or the current or contingent right to access or possess any material proprietary source code of the Company or its Subsidiaries.

5.20. Insurance. The Company and each of its Subsidiaries are covered by insurance policies and self-insurance programs and arrangements relating to the business, assets and operations of the Company and its Subsidiaries that (a) are in full force and effect in all material respects and (b) are sufficient for material compliance with all applicable Laws and Contracts to which the Company or any of its Subsidiaries is a party or by which it is bound and as is customary in the industries in which the Company and its Subsidiaries operate. All premiums due under such insurance policies and self-insurance programs and arrangements have been paid.

5.21. Takeover Statutes. Assuming the accuracy of the representations set forth in Section 6.9, no “fair price,” “moratorium,” “control share acquisition” or other similar anti-takeover statute or regulation, including Section 203 of the DGCL (each, a “Takeover Statute”) or any anti-takeover provision in the Company’s certificate of incorporation or bylaws is applicable to the Merger or the other transactions contemplated by this Agreement.

5.22. Brokers and Finders. Neither the Company nor any of its officers, directors or employees has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finders fees in connection with the Merger or the other transactions contemplated by this Agreement except that the Company has employed Sandler O’Neill as its financial advisor. The Company has made available to Parent a complete and correct copy of all agreements pursuant to which Sandler O’Neill is entitled to any fees and expenses in connection with the Merger or any of the transactions contemplated by this Agreement or pursuant to which the Company would have any obligations to Sandler O’Neill following the Closing.

5.23. No Other Company Representations or Warranties. Notwithstanding anything to the contrary contained herein, the Company Disclosure Letter, or any of the Schedules or Exhibits hereto or thereto, neither the Company nor any of its Affiliates, nor any of their respective Representatives, makes or has made any representation or warranty, oral or written, express or implied, other than as expressly made by them in this Article V or as may be separately stated in writing in any certificate delivered hereunder, and that Parent and its Affiliates have not relied on any such other representation or warranty, except in the case of fraud or intentional misrepresentation by the Company or any of its Affiliates.

ARTICLE VI

Representations and Warranties of Parent and Merger Sub

Except as set forth in the referenced sections or subsections of the Company Disclosure Letter, Parent and Merger Sub each hereby represents and warrants to the Company that:

6.1. Organization, Good Standing and Qualification. Each of Parent and Merger Sub is a legal entity duly organized, validly existing and, to the extent such concept is applicable, in good standing under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties, rights and assets and to carry on its business as presently conducted and is qualified to do business and, to the extent such concept is applicable, is in good standing as a foreign corporation or other legal entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so organized, qualified or, to the extent such concept is applicable, in good standing, or to have such power or authority, would not, individually or in the aggregate, reasonably be expected to prevent or materially delay or impair the consummation of the Merger and the other transactions contemplated by this Agreement. Parent has made available to the Company prior to the date hereof complete and correct copies of the certificates of incorporation and bylaws or comparable governing documents, each as amended, restated or amended and restated to the date hereof, of Parent and Merger Sub, and each as so delivered is in full force and effect.

6.2. Corporate Authority. No vote of holders of capital stock of Parent is necessary to approve this Agreement and the Merger and the other transactions contemplated hereby. Each of Parent and Merger Sub has all requisite corporate power and authority and has taken all corporate action necessary in order to execute and deliver this Agreement and to perform its obligations under this Agreement and to consummate the Merger and the other transactions contemplated by this Agreement, subject only to adoption of this Agreement by a Subsidiary of Parent as the sole stockholder of Merger Sub. This Agreement has been duly executed and delivered by each of Parent and Merger Sub and constitutes a valid and binding agreement of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, subject to the Bankruptcy and Equity Exception.

6.3. Governmental Filings; No Violations.

(a) Other than the filings, notices, reports, consents, registrations, approvals, permits, waivers, expirations of waiting periods or authorizations pursuant to, in compliance with or required to be made under, (i) the DGCL, (ii) the Exchange Act, (iii) the HSR Act, (iv) those set forth in Section 5.4(a)(iv), Section 8.1(b) and Section 8.1(c) of the Company Disclosure Letter, (v) the rules and regulations of NASDAQ and (vi) state securities, takeover and “blue sky” Laws (the filings, notices, reports, consents, registrations, approvals, permits, waivers, expirations of waiting periods and authorizations contemplated by the foregoing clauses (i) through (vi), the “Parent Approvals”), no filings, notices, reports, consents, registrations, approvals, permits, waivers, expirations of waiting periods or authorizations are required to be obtained by Parent or Merger Sub from or to be given by Parent or Merger Sub to, or be made by Parent or Merger Sub with, any Governmental Entity in connection with the execution, delivery and performance of this Agreement by Parent and Merger Sub and the consummation of the Merger and the other transactions contemplated by this Agreement, except those that the failure to give, make or obtain would not, individually or in the aggregate, reasonably be expected to prevent or materially delay or impair the consummation of the Merger and the other transactions contemplated by this Agreement.

(b) The execution, delivery and performance of this Agreement by Parent and Merger Sub do not, and the consummation of the Merger and the other transactions contemplated by this Agreement will not, constitute or result in (i) a breach or violation of, or a default under, the certificate of incorporation or bylaws of Parent or Merger Sub, (ii) with or without notice, lapse of time or both, a breach or violation of, a termination or cancellation (or right of termination or cancellation) of or a default under, a requirement for consent under, the loss of any benefit under, the creation or acceleration of any obligations under or the creation of a Lien (other than a Permitted Lien) on any of the properties, rights or assets of Parent or any of its Subsidiaries pursuant to any Contracts binding upon Parent or any of its Subsidiaries or, assuming (solely with respect to performance of this Agreement and consummation of the Merger and the other transactions contemplated by this Agreement) compliance with the matters referred to in Section 6.3(a), under any applicable Law to which Parent or any of its Subsidiaries is subject or (iii) any change in the rights or obligations of any party under any Contract legally binding upon Parent or any of its Subsidiaries, except, in the case of clause (ii) or (iii) directly above in this Section 6.3(b), for any such breach, violation, termination, cancellation, default, creation, acceleration or change that would not, individually or in the aggregate, prevent or materially delay or impair the consummation of the Merger and the other transactions contemplated by this Agreement.

6.4. Litigation. As of the date hereof, there are no Proceedings pending or, to Parent’s Knowledge, threatened against Parent or Merger Sub that seek to enjoin, or would reasonably be expected to have the effect of preventing, making illegal, or otherwise interfering with, any of the transactions contemplated by this Agreement, except as would not, individually or in the aggregate, reasonably be expected to prevent or materially delay or impair the ability of Parent and Merger Sub to consummate the Merger and the other transactions contemplated by this Agreement.

6.5. Financing.

(a) Parent has delivered to the Company complete and correct copies of (i) the executed debt commitment letter, dated as of the date hereof (together with all exhibits, annexes and schedules thereto, the “Debt Commitment Letter”), from the Debt Financing Sources party thereto, pursuant to which the Debt Financing Sources have agreed to provide, on the terms and subject to the conditions thereof, the full amount of the debt financing set forth therein (the debt financing committed pursuant to the Debt Commitment Letter is collectively referred to in this Agreement as the “Debt Financing”), and any fee letters related thereto, subject, in the case of such fee letters, to redaction solely of fee and other economic provisions that are customarily redacted in connection with transactions of this type and that do not adversely affect the availability or amount of the Debt Financing, and (ii) the executed equity commitment letters, dated as of the date hereof (the “Equity Commitment Letters” and, together with the Debt Commitment Letter, the “Financing Commitments”) from Silver Lake Partners V, L.P. and P2 Fund I (the “Equity Financing Sources”) pursuant to which the Equity Financing Sources have committed to invest, on the terms and subject to the conditions thereof, cash in an amount up to the amounts set forth therein (the “Equity Financing” and, together with the Debt Financing, the “Financing”).

(b) Except as expressly set forth in the Financing Commitments, as of the date hereof, there are no conditions precedent to the obligations of the Debt Financing Sources to provide the Debt Financing or of the Equity Financing Sources to provide the Equity Financing or any contingencies that would permit the Debt Financing Sources or the Equity Financing Sources to reduce the total amount of the Financing, including any condition or other contingency relating to the availability of the Debt Financing pursuant to any “flex” provision. As of the date hereof, neither Parent nor Merger Sub has any reason to believe that it will be unable to satisfy on a timely basis all terms and conditions to be satisfied by it in the Financing Commitments on or prior to the Closing Date, nor does Parent or Merger Sub have knowledge that any of the Debt Financing Sources or the Equity Financing Sources will not perform its obligations thereunder. As of the date hereof, there are no side letters, understandings or other agreements, contracts or arrangements of any kind relating to the Financing Commitments that could adversely affect the availability of the Financing contemplated by the Financing Commitments.

(c) The Financing, when funded in accordance with the Financing Commitments, together with available cash at the Company and its Subsidiaries and other available cash or other funds of Parent and its Subsidiaries, shall, in the aggregate, provide Parent and its Subsidiaries with cash proceeds (after netting out original issue discount and similar premiums and charges after giving effect to the maximum amount of flex (including original issue discount flex) provided under the Debt Commitment Letter and any related fee letter) on the Closing Date sufficient for the satisfaction of all of Parent’s and Merger Sub’s obligations under this Agreement and under the Debt Commitment Letter, including paying (A) the aggregate Per Share Merger Consideration and the other amounts payable under Article IV, (B) any and all fees and expenses required to be paid by Parent, Merger Sub and the Surviving Corporation at the Closing in connection with the Merger and the Financing, including in respect of the Convertible Notes, (C) for any refinancing of any outstanding indebtedness of the Company or its Subsidiaries contemplated by this Agreement and the Financing Commitments and (D) any amounts due in respect of the Convertible Notes and the Convertible Note Warrants in connection with or relating to the Merger (the “Required Financing Amount”).

(d) As of the date hereof, each of the Financing Commitments is (i) a legal, valid, binding and enforceable obligation of Parent and Merger Sub and, to the Knowledge of Parent and Merger Sub, of each of the other parties thereto, subject to the Bankruptcy and Equity Exception, and (ii) in full force and effect. Assuming satisfaction or waiver (to the extent permitted by Law) of the conditions to Parent’s and Merger Sub’s obligations to consummate the Merger, as of the date hereof, (i) no event has occurred which (with or without notice, lapse of time or both) would constitute a failure to satisfy a condition by Parent or Merger Sub under the terms and conditions of any Financing Commitment and (ii) neither Parent nor Merger Sub has any reason to believe that any of the conditions to the Financing will not be satisfied by Parent on a timely basis or that the Financing will not be available to Parent or one or more of its Subsidiaries on the Closing Date. Parent or Merger Sub has paid in full any and all commitment fees or other fees required to be paid pursuant to the terms of the Financing Commitments on or before the date hereof, and will pay (or cause to be paid) in full any such amounts due on or before the Closing Date. The Financing Commitments have not been modified, amended or altered as of the date hereof and, as of the date hereof, none of the commitments under the Financing Commitments has been withdrawn or rescinded in any respect, and, to the Knowledge of Parent and Merger Sub, no withdrawal or rescission thereof is contemplated. To the Knowledge of Parent and Merger Sub, no modification of, or amendment to, the Commitment Letters is currently contemplated except for the addition of Debt Financing Sources, lead arrangers, bookrunners, agents or similar entities who have not executed the Debt Commitment Letter as of the date hereof.

6.6. Solvency. Neither Parent nor Merger Sub is entering into this Agreement with the intent to hinder, delay or defraud either present or future creditors of the Company or any of its Subsidiaries. Assuming (a) the satisfaction of the conditions set forth in Sections 8.1 and 8.2 (in each case, other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions at the Closing), (b) that the representations and warranties set forth in Article V as written are true and correct at and immediately after the Closing and (c) the estimates, projections or forecasts provided by or on behalf of the Company or its Subsidiaries to Parent or Merger Sub prior to the date hereof (as may have been updated in writing prior to the date hereof) have been prepared in good faith on assumptions that were, and continue to be, reasonable, at and immediately after the Closing (it being understood that Accounting Standards Update 2014-09 Revenue from Contracts with

Customers (Topic 606) shall not affect the reasonableness of the assumptions underlying such estimates, projections or forecasts), then, after giving effect to the consummation of the transactions contemplated by this Agreement (including the Financing being entered into in connection therewith), the Surviving Corporation and its Subsidiaries would be Solvent.

6.7. Limited Guarantee. Concurrently with the execution of this Agreement, each of the Guarantors has duly executed and delivered to the Company a Limited Guarantee. As of the date hereof, each Limited Guarantee is in full force and effect and is the legal, valid and binding obligation of such Guarantor, enforceable in accordance with its terms, subject to the Bankruptcy and Equity Exception, and has not been amended, withdrawn or rescinded in any respect. As of the date hereof, no event has occurred which, with or without notice, lapse of time or both, would constitute a default on the part of such Guarantor under such Limited Guarantee.

6.8. Capitalization of Merger Sub. The authorized capital stock of Merger Sub consists solely of 1,000 shares of common stock, par value $0.001 per share, all of which are validly issued and outstanding. All of the issued and outstanding capital stock of Merger Sub is, and at the Effective Time will be, owned by Parent or a direct or indirect wholly owned Subsidiary of Parent. Merger Sub has been formed solely for the purpose of the Merger, has not conducted any business and has no, and prior to the Effective Time will have no, assets, liabilities or obligations of any nature other than those incident to its formation, continued existence and pursuant to this Agreement and the Merger and the other transactions contemplated by this Agreement.

6.9. Ownership of Shares. None of Parent, Merger Sub, P2 Fund I or any of their respective “affiliates” or “associates” is an “interested stockholder” of the Company subject to the restrictions on “business combinations” (in each case, as such quoted terms are defined under Section 203 of the DGCL) set forth in Section 203(a) of the DGCL.

6.10. Information Supplied. None of the information supplied or to be supplied by Parent or Merger Sub for inclusion in the Proxy Statement will, at the time such document is first mailed to the stockholders of the Company and at the time of the Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

6.11. No Other Parent or Merger Sub Representation or Warranties. Notwithstanding anything to the contrary contained herein, the Company Disclosure Letter, or any of the Schedules or Exhibits hereto or thereto, neither Parent nor Merger Sub, nor any of their Affiliates, nor any of their respective Representatives, makes or has made any representation or warranty, oral or written, express or implied, other than as expressly made by them in this Article VI and in any or as may be separately stated in writing in any certificate delivered hereunder, and that the Company has not relied on any such other representation or warranty, except in the case of fraud or intentional misrepresentation by Parent or Merger Sub, any of their Affiliates. Each of Parent and Merger Sub acknowledges that neither the Company nor any Person has made any representation or warranty, express or implied, as to the accuracy or completeness of any information regarding the Company furnished or made available to Parent, its Affiliates (including Merger Sub) and their respective Representatives (and has not relied on any representation, warranty or other statement made by any Person on behalf of the Company or any of its Subsidiaries), except as expressly set forth in Article V (which includes exceptions set forth therein and in the Company Disclosure Letter) or as may be separately stated in writing in any certificate delivered hereunder, and that all other representations and warranties, express or implied, are specifically disclaimed.

ARTICLE VII

Covenants

7.1. Interim Operations.

(a) The Company covenants and agrees as to itself and its Subsidiaries that, from the execution of this Agreement and prior to the Effective Time or the earlier termination of this Agreement (unless Parent shall otherwise approve in writing (such approval not to be unreasonably withheld, conditioned or delayed), and except as otherwise expressly contemplated by this Agreement) and except as required by applicable Laws, the business of it and its Subsidiaries shall be conducted in the ordinary course of business consistent with past practice and, to the extent consistent therewith, it and its Subsidiaries shall use their respective reasonable best efforts to preserve their business organizations intact and maintain existing relations and goodwill with Governmental Entities, customers, suppliers, distributors, creditors, lessors, employees and business associates and keep available the services of its and its Subsidiaries’ present employees and agents; provided, however, that no action by the Company or its Subsidiaries with respect to matters permitted by any provision of Section 7.1(b) shall be deemed a breach of this Section 7.1(a) unless such action would constitute a breach of such other provision.

(b) Without limiting the generality of, and in furtherance of, the foregoing, from the execution of this Agreement until the Effective Time, except as required by applicable Law, as otherwise expressly required by this Agreement, as Parent may approve in writing (such approval not to be unreasonably withheld, conditioned or delayed) or as set forth in Section 7.1(b) of the Company Disclosure Letter, the Company will not and will cause its Subsidiaries not to:

(i) adopt or propose any change in its certificate of incorporation or bylaws or other applicable governing instruments;

(ii) merge or consolidate the Company or any of its Subsidiaries with any other Person, except for any such transactions among wholly owned Subsidiaries of the Company, or restructure, reorganize or completely or partially liquidate or otherwise enter into any agreements or arrangements imposing material changes or restrictions on its assets, operations or businesses;

(iii) acquire assets from any other Person with a value or purchase price in excess of $5 million in any individual transaction or series of related transactions or $10 million in the aggregate, other than acquisitions pursuant to any Material Contracts set forth in Section 5.13(a) in effect as of the date hereof;

(iv) allow for the commencement of any new offering periods under the Company ESPPs or issue, sell, pledge, dispose of, grant, transfer, encumber, or authorize the issuance, sale, pledge, disposition, grant, transfer, lease, license, guarantee or encumbrance of, any shares of capital stock of the Company or any of its Subsidiaries (other than the issuance of shares (A) by a wholly owned Subsidiary of the Company to the Company or another wholly owned Subsidiary, (B) in respect of the settlement or exercise of Company Equity Awards outstanding as of the date hereof in accordance with their terms and, as applicable, the Stock Plans as in effect on the date hereof or granted after the date hereof in accordance with the terms of this Agreement, (C) upon the exercise of the Kroger Warrant, (D) in respect of a conversion of Convertible Notes that are outstanding on the date hereof or (E) the grant of any Liens to secure obligations of the Company or any of its Subsidiaries in respect of any Indebtedness permitted under clause (x) below), securities convertible or exchangeable into or exercisable for any shares of such capital stock, or any options, warrants or other rights of any kind to acquire any shares of such capital stock or such convertible or exchangeable securities;

(v) create or incur any Lien material to the Company or any of its Subsidiaries on any assets, rights or properties of the Company or any of its Subsidiaries, other than Permitted Liens;

(vi) make any loans, advances, or capital contributions to or investments in any Person, including guarantees of the obligations of such Person (in each case other than the Company or any direct or indirect wholly owned Subsidiary of the Company and in each case other than guarantees in respect of obligations under the Credit Agreement) in excess of $1 million in the aggregate;

(vii) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock (except for dividends paid by any direct or indirect wholly owned Subsidiary to the Company or to any other direct or indirect wholly owned Subsidiary) or enter into any agreement with respect to the voting of its capital stock;

(viii) reclassify, split, combine, subdivide or redeem, purchase or otherwise acquire or offer to redeem, repurchase or otherwise acquire, directly or indirectly, any of its capital stock or securities convertible or exchangeable into or exercisable for any shares of its capital stock (other than (A) the withholding of shares to satisfy withholding Tax obligations, or the payment of any applicable exercise or purchase price, upon the exercise, vesting or settlement of Company Equity Awards outstanding as of the date hereof in accordance with their terms and, as applicable, the Stock Plans as in effect on the date hereof or granted after the date hereof in accordance with the terms of this Agreement or (B) as required pursuant to the terms of the Convertible Notes);

(ix) take any action that would result in a change to the conversion rate of any of the Convertible Notes from that rate set forth in Section 5.2(a);

(x) (A) incur any indebtedness for borrowed money or guarantee such indebtedness of, another Person, or issue or sell any debt securities or warrants or other rights to acquire any debt security of the Company or any of its Subsidiaries, except for (I) indebtedness for borrowed money incurred in the ordinary course of business after the date hereof pursuant to the Credit Agreement in an amount not to exceed $125 million outstanding at any time; provided, that if the Company reasonably expects that an amount exceeding $50 million will be outstanding on a Saturday or Sunday, then the Company shall provide written notice (which may be via e-mail) of such outstanding amount to Parent on or prior to the relevant Friday or (II) guarantees incurred in compliance with this Section 7.1(b) by the Company of indebtedness of wholly owned Subsidiaries of the Company and guarantees of obligations under the Credit Agreement or (B) enter into any interest rate swaps, hedges, forward sales contracts or similar financial instruments;

(xi) except as set forth in the capital budgets set forth in Section 7.1(b)(xi) of the Company Disclosure Letter and consistent therewith, make or authorize any capital expenditure;

(xii) enter into any Contract that would have been a Material Contract under Subsections (i), (ii), (iii), (iv), (vi), (vii), (x), (xi) or (xvi) of Section 5.13(a) had it been entered into prior to this Agreement, other than Contracts with customers or suppliers entered into in the ordinary course of business consistent with past practice;

(xiii) amend, modify, cancel, fail to renew or terminate any Material Contract (other than, with respect to Contracts, amendments, modifications or terminations entered into in the ordinary course of business consistent with past practice), lease or sublease, or cancel, modify or waive any material debts or claims held by it or waive any material rights;

(xiv) amend any material License contemplated by Section 5.8(b) in any material respect, or allow any such material License to lapse, expire or terminate;

(xv) except as expressly provided for by Section 7.11, amend, modify, terminate, cancel or let lapse a material insurance policy (or reinsurance policy) or self-insurance program of the Company or its Subsidiaries in effect as of the date hereof, unless simultaneous with such termination, cancellation or lapse, replacement policies underwritten by insurance and reinsurance companies of nationally recognized standing or self-insurance programs, in each case, providing coverage equal to or greater than the coverage under the terminated, canceled or lapsed policies for substantially similar premiums, as applicable, are in full force and effect;

(xvi) make any changes with respect to accounting policies or procedures, except as required by GAAP;

(xvii) other than with respect to Transaction Litigation, which is governed by Section 7.17(c), settle or compromise any Proceeding in excess of an amount of $1 million individually or $3 million in the aggregate, or which would reasonably be expected to (A) prevent or materially delay or impair the consummation of the Merger or the other transactions contemplated by this Agreement, (B) have a material negative impact on the operations of the Company and its Subsidiaries or (C) involve any criminal liability, any admission of material wrongdoing or any material wrongful conduct by the Company or any of its Subsidiaries;

(xviii) (A) make, change or revoke any material Tax election, (B) enter into any settlement or compromise of any material Tax liability, (C) file any amended Tax Return with respect to any material Tax, (D) adopt or change any material method of Tax accounting or Tax accounting period, (E) enter into any closing agreement relating to any material Tax, (F) agree to an extension or waiver of the statute of limitations with respect to the assessment or determination of any material Tax or (G) surrender any right to claim a material Tax refund;

(xix) transfer, sell, lease, license, mortgage, pledge, surrender, encumber, divest, cancel, abandon or allow to lapse or expire or otherwise dispose of any material assets, rights, properties or businesses, in whole or in part, except in the ordinary course of business consistent with past practice, for non-exclusive licenses and sales or other dispositions of obsolete assets, or pursuant to Contracts in effect prior to the date hereof;

(xx) except as required pursuant to the terms of any Benefit Plan in effect as of the date hereof or as otherwise required by applicable Law, (A) increase in any manner the compensation or consulting fees, bonus, pension, welfare, fringe or other benefits, severance or termination pay of any director, officer, employee or independent contractor (who is a natural person) of the Company or any of its Subsidiaries, other than base salary and wage rate increases (and corresponding increases in bonus or incentive opportunities), as applicable, for non- officer employees with an annual base compensation of less than $175,000 in the ordinary course of business and consistent with past practice, (B) become a party to, establish, adopt, amend, commence participation in or terminate any Benefit Plan or any arrangement that would have been a Benefit Plan had it been entered into prior to this Agreement, (C) grant any new awards, or amend or modify the terms of any outstanding awards (including, without limitation, any Company Equity Awards), (D) take any action to accelerate the vesting, lapsing of restrictions or payment, or to fund or in any other way secure the payment, of compensation or benefits under any Benefit Plan, (E) change any actuarial or other assumptions used to calculate funding obligations with respect to any Benefit Plan that is required by applicable Law to be funded or to change the manner in which contributions to such plans are made or the basis on which such contributions are determined, except as may be required by GAAP, (F) forgive any loans or issue any loans to directors, officers or employees of the Company or any of its Subsidiaries (except for loans made in the ordinary course of business consistent with past practice and not in excess of $100,000 individually or $500,000 in the aggregate), (G) hire any employee or engage any independent contractor (who is a natural person) with an annual salary or wage rate or consulting fees in excess of $175,000 or (H) terminate the employment of any executive officer other than for cause or permanent disability;

(xxi) recognize any union, works council or other labor organization as the representative of any of the employees of the Company or any of the Subsidiaries, or enter into any Company Labor Agreement, in each case, except as required by applicable Law;

(xxii) amend any Privacy Policies or the operation or security of any material IT Assets used in their businesses other than in the ordinary course of business consistent with past practice and in a manner that does not, on a net basis, when taking into account the potential benefits of such change, adversely affect the Company or its Subsidiaries or its other material IT Assets, as applicable; or

(xxiii) agree, commit, arrange, authorize, resolve or enter into any understanding to do any of the foregoing.

(c) Subject to Section 7.2(g), the Company shall not waive obligations with respect to the disclosure of confidential information in confidentiality agreements entered into with any Person with respect to an Acquisition Proposal on or prior to the date hereof.

(d) Nothing contained in this Agreement is intended to give Parent, directly or indirectly, the right to control or direct the Company’s or its Subsidiaries’ operations prior to the Effective Time, and nothing contained in this Agreement is intended to give the Company, directly or indirectly, the right to control or direct Parent’s or its Subsidiaries’ operations. Prior to the Effective Time, each of Parent and the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

7.2. Go-Shop; Acquisition Proposals.

(a) Go-Shop Period. Notwithstanding anything to the contrary contained in this Agreement, but subject to Section 7.2(b) and Section 7.3, during the period beginning on the date hereof and ending one minute after 11:59 p.m. (New York City time) on the twenty-fifth calendar day after the date hereof (the “Go-Shop Period”), the Company, its Subsidiaries and their respective Representatives shall have the right to directly or indirectly:

(i) initiate, solicit, facilitate and encourage Acquisition Proposals (or inquiries, proposals or offers or other efforts or attempts that may reasonably be expected to lead to an Acquisition Proposal), including by way of providing access to nonpublic information to any Person and its Representatives, its Affiliates and its prospective equity and debt financing sources pursuant to a confidentiality agreement on terms that are no more favorable to such Person than those contained in the Confidentiality Agreements (unless the Company offers to amend the Confidentiality Agreements to reflect such more favorable terms), it being understood that such confidentiality agreement need not include explicit or implicit standstill provisions that would restrict the making, amendment or modification of a confidential Acquisition Proposal; provided, however, that the Company shall not pay, agree to pay or cause to be paid, or reimburse, agree to reimburse or cause to be reimbursed the expenses of any such Person in connection with any Acquisition Proposals (or inquiries, proposals or offers or other efforts or attempts that may lead to an Acquisition Proposal), in each case, without the prior consent of Parent; provided further, however, that (x) any such nonpublic information has previously been made available to Parent or shall be made available to Parent prior to, or substantially concurrently with, the time such information is made available to such Person, and (y) any competitively sensitive information or data provided to any such Person who is, or whose Affiliates include, a direct competitor, supplier or customer of the Company or any of its Subsidiaries will be provided in a separate “clean data room” and subject to customary “clean team” arrangements regarding access to such information or data, as reasonably determined by the Company with advice from its outside legal counsel; and

(ii) enter into, engage in, continue or otherwise participate in any discussions or negotiations with any Person or groups of Persons and their Representatives, their Affiliates and their prospective equity and debt financing sources regarding an Acquisition Proposal (or inquiries, proposals or offers or other efforts or attempts that may reasonably be expected to lead to an Acquisition Proposal), and otherwise cooperate with or assist or participate in or facilitate any such inquiries, proposals, offers, attempts, discussions or negotiations or any effort or attempt to make any Acquisition Proposals.

(b) No Solicitation or Negotiation. The Company agrees that, except as expressly permitted by this Section 7.2, the Company and its Subsidiaries and the directors, officers and employees of it and its Subsidiaries shall, and that it shall instruct and use its reasonable best efforts to cause its and its Subsidiaries’ investment bankers, attorneys, accountants and other advisors or representatives (such directors, officers, employees, investment bankers, attorneys, consultants, accountants and other advisors or representatives, collectively, “Representatives”) to (x) at 12:00 a.m. (New York city time) on the twenty-sixth calendar day after the date hereof (the “No-Shop Period Start Date”) immediately cease all actions permitted by Section 7.2(a) with any Persons that may be ongoing with respect to an Acquisition Proposal, and (y) from the No-Shop Period Start Date until the earlier of the Effective Time or the termination of this Agreement in accordance with Article IX, not:

(i) initiate, solicit or knowingly facilitate or encourage any inquiries or the making of any proposal or offer that constitutes, or would reasonably be expected to lead to, any Acquisition Proposal;

(ii) engage in, continue or otherwise participate in any discussions or negotiations regarding, or that would reasonably be expected to lead to, an Acquisition Proposal, or provide any nonpublic information or data to any Person in connection with the foregoing, in each case, except to notify such Person of the existence of the provisions of this Section 7.2;

(iii) take any action to exempt any third party from the restrictions on “business combinations” contained in Section 203 of the DGCL or any other applicable Takeover Statute or otherwise cause such restrictions not to apply; or

(iv) resolve or agree to do any of the foregoing.

Notwithstanding anything to the contrary in the foregoing provisions of this Section 7.2(b), at any time following the No-Shop Period Start Date and prior to the time, but not after, the Requisite Company Vote is obtained, the Company and its Representatives may (A) in response to a request therefor by a Person who has made an unsolicited bona fide written Acquisition Proposal that did not result from a breach of this Section 7.2(b), provide information to such Person and its Representatives, its Affiliates and its prospective equity and debt financing sources, if the Company receives from the Person so requesting such information an executed confidentiality agreement on terms that are no more favorable to such Person than those contained in the Confidentiality Agreements (unless the Company offers to amend the Confidentiality Agreements to reflect such more favorable terms); it being understood that such confidentiality agreement need not include explicit or implicit standstill provisions that would restrict the making, amendment or modification of a confidential Acquisition Proposal; provided, however, that that the Company shall not pay, agree to pay or cause to be paid, or reimburse, agree to reimburse or cause to be reimbursed the expenses of any such Person in connection with any Acquisition Proposals (or inquiries, proposals or offers or other efforts or attempts that may lead to an Acquisition Proposal), in each case, without the prior consent of Parent; provided further, however, that (x) any such nonpublic information has previously been made available to Parent or shall be made available to Parent prior to, or substantially concurrently with, the time such information is made available to such Person, and (y) any competitively sensitive information or data provided to any such Person who is, or whose Affiliates include, a direct competitor, supplier or customer of the Company or any of its Subsidiaries will be provided in a separate “clean data room” and subject to customary “clean team” arrangements regarding access to such information or data, as reasonably determined by the Company with advice from its outside legal counsel, or (B) engage or otherwise participate in any discussions or negotiations with any Person who has made such an unsolicited bona fide written Acquisition Proposal, if and only to the extent that, (I) prior to taking any action described in clause (A) or (B) directly above, the Company Board determines in good faith, after consultation with its outside legal counsel and financial advisor, that failure to take such action, in light of the Acquisition Proposal and the terms of this Agreement, would be reasonably likely to be inconsistent with the directors’ fiduciary duties under applicable Law and (II) in each such case referred to in clause (A) or (B) directly above, the Company Board has determined in good faith, based on the information then available and after consultation with its outside legal counsel and financial advisor, that such Acquisition Proposal either constitutes a Superior Proposal or would reasonably be expected to result in a Superior Proposal.

(c) No Change in Recommendation or Alternative Acquisition Agreement. Except as set forth in this Section 7.2(c), the Company Board and each committee of the Company Board shall not:

(i) (A) withhold, withdraw, qualify or modify (or publicly propose or resolve to withhold, withdraw, qualify or modify), in a manner adverse to Parent, the Company Recommendation with respect to the Merger, (B) authorize, approve, recommend or otherwise declare advisable, or publicly propose to authorize, approve, recommend or otherwise declare advisable, any Acquisition Proposal or proposal reasonably likely to lead to an Acquisition Proposal, (C) fail to include the Company Recommendation in the Proxy Statement, (D) take any action or make any recommendation or public statement in connection with a tender offer or exchange offer other than an unequivocal recommendation against such offer or a temporary “stop, look and listen” communication by the Company Board of the type contemplated by Rule 14d-9(f) under the Exchange Act in which the Company Board or the Company indicates that the Company Board has not changed the Company Recommendation or (E) fail to reaffirm the Company Recommendation within the earlier of three Business Days prior to the Stockholders Meeting and five Business Days after receiving a written request to do so from Parent (any of the foregoing, a “Change of Recommendation”); or

(ii) except as expressly permitted by, and after compliance with, the last paragraph of this Section 7.2(c), cause or permit the Company or any of its Subsidiaries to enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or other similar agreement (other than a confidentiality agreement referred to in Section 7.2(a) or 7.2(b) entered into in compliance with Section 7.2(a) or 7.2(b)) (an “Alternative Acquisition Agreement”) relating to any Acquisition Proposal or otherwise resolve or agree to do so.

Notwithstanding anything to the contrary set forth in this Section 7.2(c), the Company Board may, prior to but not after the time the Requisite Company Vote is obtained, (A) make a Change of Recommendation if an Intervening Event has occurred and the Company Board determines in good faith, after consultation with its outside legal counsel and financial advisor, that failure to take such action would reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable Law or (B) make a Change of Recommendation or, prior to the expiration of the Go-Shop Period only, authorize the Company to terminate this Agreement pursuant to Section 9.3(a) if the Company receives an Acquisition Proposal and (I) prior to taking such action, the Company Board determines in good faith, after consultation with its outside legal counsel and financial advisor, that failure to take such action, in light of the Acquisition Proposal and the terms of this Agreement, would reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable Law and (II) the Company Board has determined in good faith, based on the information then available and after consultation with its outside legal counsel and financial advisor, that such Acquisition Proposal constitutes a Superior Proposal; provided that the Company Board may not take any such action unless (I) there has been no breach of this Section 7.2, (II) prior to making such Change of Recommendation or authorizing such termination to enter into a definitive written agreement with respect to such Superior Proposal pursuant to Section 9.3(a), the Company provides prior written notice to Parent at least five Business Days in advance (the “Notice Period”) of its intention to take such action and the basis thereof, which notice shall include, in the case of a Superior Proposal, all required information under Section 7.2(f) and, in the case of an Intervening Event, a reasonably detailed description of such Intervening Event, (III) during the Notice Period the Company shall, and shall cause its Representatives to, negotiate with Parent in good faith (including providing Parent the opportunity to make a presentation to the Company Board regarding this Agreement and any adjustments thereto) should Parent propose to make amendments or other revisions to the terms and conditions of this Agreement such that, in the case of a Superior Proposal, such Acquisition Proposal no longer constitutes a Superior Proposal and, in the case of an Intervening Event, the failure to take such action would no longer reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable Law as determined by the Company Board in good faith after consultation with its outside legal counsel and financial advisor and (IV) the Company Board has taken into account any amendments or other revisions to the terms and conditions of this Agreement agreed to by Parent in writing prior to the end of the Notice Period and determined in good faith, after consultation with its outside legal counsel and financial advisor, that a failure to make such Change of Recommendation continues to reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable Law; it being understood that any amendments or other revisions to any Acquisition Proposal will be deemed to be a new Acquisition Proposal, including for purposes of the Notice Period; provided, however, that subsequent to the initial Notice Period, the Notice Period shall be reduced to three Business Days.

(d) Certain Permitted Disclosure. Nothing contained in this Section 7.2 shall prohibit the Company from (i) taking and disclosing a position contemplated by Rule 14d-9, Rule 14e-2(a)(2) or (3) or Item 1012(a) of Regulation M-A promulgated under the Exchange Act or (ii) making any disclosure that constitutes a “stop, look and listen” communication pursuant to Section 14d-9(f) promulgated under the Exchange Act, which actions shall not constitute or be deemed to constitute a Change of Recommendation; provided, however, that, if such disclosure does not reaffirm the Company Recommendation or has the effect of withdrawing or adversely modifying the Company Recommendation, such disclosure shall be deemed to be a Change of Recommendation and Parent shall have the right to terminate this Agreement as set forth in Section 9.4(a).

(e) Existing Discussions. The Company agrees that, from and after the No-Shop Period Start Date, it will cease and cause to be terminated any existing activities, solicitations, discussions or negotiations with any parties conducted theretofore with respect to any Acquisition Proposal. The Company agrees that it will take the necessary steps to promptly inform the individuals or entities referred to in the first sentence of this Section 7.2(e) of the obligations undertaken in this Section 7.2. The Company also agrees that it will as promptly as possible (and in all events within twenty-four hours of the expiration of the Go-Shop Period) (i) request each Person that has executed a confidentiality agreement in connection with any Acquisition Proposal or its consideration of any Acquisition Proposal to return or destroy all confidential information furnished to such Person by or on behalf of it or any of its Subsidiaries and (ii) terminate any data room or other diligence access of such Person.

(f) Notice. In addition to the Company’s obligation to provide prior written notices to Parent pursuant to Section 7.2(c), within twenty-four hours of the expiration of the Go-Shop Period, the Company shall (x) notify Parent in writing of the identity of each Person who signed a confidentiality agreement contemplated by Section 7.2(a) or from whom the Company received an Acquisition Proposal after the beginning of the Go-Shop Period and prior to the No-Shop Period Start Date and (y) provide Parent with unredacted copies of any written requests, proposals or offers, including proposed agreements, and the material terms and conditions of any proposals or offers (or where no such copies are available, a reasonably detailed written description thereof). From and after the No-Shop Period Start Date, the Company agrees that it will promptly (and, in any event, within twenty-four hours) notify Parent if any inquiries, proposals or offers with respect to an Acquisition Proposal or that may reasonably be expected to lead to an Acquisition Proposal are received by, any information in connection therewith is requested from, or any discussions or negotiations related thereto are sought to be initiated or continued with, it or any of its Representatives indicating, in connection with such notice, the name of such Person making the Acquisition Proposal and providing unredacted copies of any written requests, proposals or offers, including proposed agreements, the material terms and conditions of any proposals or offers (or where no such copies are available, a reasonably detailed written description thereof) and thereafter shall keep Parent reasonably informed, on a current basis, of the status and terms of any such inquiries, proposals or offers (including any amendments thereto) and the status of any such discussions or negotiations, including any change in the Company’s intentions as previously notified.

(g) Standstills. During the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article IX and the Effective Time, the Company shall not terminate, amend, modify or waive any provision of any confidentiality agreement, Standstill Agreement or similar agreement to which the Company or any of its Subsidiaries is a party and shall enforce, to the fullest extent permitted under applicable Law, the provisions of any such agreement, including by obtaining injunctions to prevent any breaches of such agreements and to enforce specifically the terms and provisions thereof. Notwithstanding anything to the contrary contained in this Agreement, the Company shall be permitted to terminate, amend, modify, waive or fail to enforce any provision of any confidentiality agreement, Standstill Agreement or similar agreement to the extent the Company Board determines in good faith, after consultation with its outside legal counsel and financial advisor, that failure to take such action would reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable Law. The Company acknowledges and agrees that nothing in the Confidentiality Agreements shall prohibit, prevent or restrict the ability of Parent or any Person acting on behalf of Parent to propose or make amendments or other revisions to the terms and conditions of this Agreement or otherwise exercise its rights under the last paragraph of Section 7.2(c) and any acts taken in connection therewith shall under no circumstances be considered a breach of either of the Confidentiality Agreements.

7.3. Proxy Filing; Information Supplied.

(a) The Company shall prepare and file with the SEC, as promptly as practicable after the date hereof, and in any event within five Business Days after the expiration of the Go-Shop Period, a proxy statement in preliminary form relating to the Stockholders Meeting (such proxy statement, including any amendment or supplement thereto, the “Proxy Statement”). The Company agrees, as to itself and its Subsidiaries, that (i) the Proxy Statement will comply in all material respects with the applicable provisions of the Exchange Act and the rules and regulations thereunder and (ii) none of the information included by it or any of its Subsidiaries for inclusion or incorporation by reference in the Proxy Statement will, at the date of mailing to stockholders of the Company or at the time of the Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Except to the extent expressly permitted by Section 7.2(c), the Proxy Statement shall include the Company Recommendation and, unless there has been a Change of Recommendation in accordance with Section 7.2(c), the Company will continue to use its reasonable best efforts to obtain the Requisite Company Vote including the solicitation of proxies therefor.

(b) The Company will provide Parent and its legal counsel with a reasonable opportunity to review and comment on drafts of the Proxy Statement and other documents related to the Stockholders Meeting prior to filing such documents with the applicable Governmental Entity and mailing such documents to the Company’s stockholders. The Company will consider in good faith for inclusion in the Proxy Statement and such other documents related to the Stockholders Meeting all comments reasonably and promptly proposed by Parent or its legal counsel and the Company agrees that all information relating to Parent and its Subsidiaries included in the Proxy Statement shall be in form and content satisfactory to Parent, acting reasonably. The Company shall ensure that the Proxy Statement (i) will not on the date it is first mailed to stockholders of the Company and at the time of the Stockholders Meeting or filed with the SEC (as applicable) contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading and (ii) will comply as to form in all material respects with the applicable requirements of the Exchange Act. Notwithstanding the foregoing, (A) the Company assumes no responsibility with respect to information supplied in writing by or on behalf of Parent or Merger Sub or their Affiliates for inclusion or incorporation by reference in the Proxy Statement and (B) Parent,

Merger Sub and their respective Affiliates assume no responsibility with respect to information supplied in writing by or on behalf of the Company or its Affiliates for inclusion or incorporation by reference in the Proxy Statement. If at any time prior to the Stockholders Meeting any information relating to the Company or Parent, or any of their respective Affiliates, should be discovered by a party, which information should be set forth in an amendment or supplement to the Proxy Statement, so that either the Proxy Statement would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, the party that discovers such information shall promptly notify the other party and the Company shall prepare (with the assistance of Parent) and mail to its stockholders such an amendment or supplement, in each case, to the extent required by applicable Law. The Company agrees to cause the Proxy Statement as so corrected or supplemented promptly to be filed with the SEC and to be disseminated to its stockholders, in each case as and to the extent required by applicable Law.

7.4. Stockholders Meeting.

(a) The Company will take, in accordance with applicable Law and its certificate of incorporation and bylaws, all action necessary to convene a meeting of holders of Shares (the “Stockholders Meeting”) as promptly as practicable and in any event on the thirtieth calendar day immediately following the date of mailing of the Proxy Statement (and if such day is not a Business Day, on the first Business Day subsequent to such day), to consider and vote upon the adoption of this Agreement and to cause such vote to be taken, and shall not postpone, recess or adjourn such meeting except to the extent required by applicable Law and with prior notice to Parent or, if, (i) on a date that is two Business Days prior to the date the Stockholders Meeting is scheduled (the “Original Date”), (A) the Company has not received proxies representing the Requisite Company Vote, whether or not a quorum is present or (B) it is necessary to ensure that any supplement or amendment to the Proxy Statement is required to be delivered and in each case, if Parent so requests, the Company shall postpone, recess or adjourn, or make one or more successive postponements, recesses or adjournments of, the Stockholders Meeting as long as the date of the Stockholders Meeting is not postponed, recessed or adjourned more than ten days in connection with any one postponement, recess or adjournment or more than an aggregate of thirty days from the Original Date in reliance on the preceding sentence or (ii) within the five Business Days prior to the Original Date or any date that the Stockholders Meeting is then scheduled to be held, the Company delivers a notice of an intent to make a Change of Recommendation, Parent may direct the Company to postpone, recess or adjourn the Stockholders Meeting for up to ten Business Days and the Company shall promptly, and in any event no later than the next Business Day, postpone, recess or adjourn the Stockholders Meeting in accordance with Parent’s direction.

(b) Once the Company has established a record date for the Stockholders Meeting, the Company will not change such record date or establish a different record date for the Stockholders Meeting without the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed). The Company agrees that, unless this Agreement is terminated in accordance with its terms, and, to the extent required by the terms of this Agreement, the Company has paid to Parent the Termination Fee in accordance with Section 9.5(b), its obligations to hold the Stockholders Meeting pursuant to this Section 7.4 shall not be affected in any manner, including in connection with (i) the making of a Change of Recommendation by the Company Board or (ii) the commencement of or announcement or disclosure of or communication to the Company of any Acquisition Proposal.

(c) Unless and until the Company Board shall have effected a Change of Recommendation in accordance with Section 7.2(c), the Company Board shall make the Company Recommendation.

(d) The Company agrees to provide Parent reasonably detailed periodic updates concerning proxy solicitation results on a timely basis (including, if requested, promptly providing daily voting reports). Without the prior written consent of Parent, the adoption of this Agreement will be the only matter (other than related procedural matters) that the Company will propose to be acted on by the Company’s stockholders at the Stockholders Meeting.

7.5. Filings; Other Actions; Notification.

(a) Proxy Statement. The Company shall promptly notify Parent of the receipt of all comments of the SEC with respect to the Proxy Statement and of any request by the SEC for any amendment or supplement thereto or for additional information and without limiting the generality of the undertakings pursuant to this Section 7.5, will (i) promptly provide to Parent copies of all correspondence between the Company and the SEC with respect to the Proxy Statement, (ii) provide Parent, its financial advisors and legal counsel a reasonable opportunity to review the Company’s proposed response to such comments, (iii) consider in good faith any comments proposed by Parent, its financial advisors and legal counsel and (iv) provide Parent and its counsel a reasonable opportunity to participate in any discussions or meetings with the SEC (or portions of any such meetings that relate to the Proxy Statement). The Company shall use its reasonable best efforts to promptly provide responses to the SEC with respect to all comments received on the Proxy Statement by the SEC, and the Company shall cause the definitive Proxy Statement to be mailed as promptly as possible after the date the SEC staff advises that it has no further comments thereon or that the Company may commence mailing the Proxy Statement.

(b) Cooperation. Subject to the terms and conditions set forth in this Agreement, the Company and Parent shall cooperate with each other and use (and shall cause their respective Subsidiaries to use) their respective reasonable best efforts to take or cause to be taken all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under this Agreement and applicable Laws to consummate and make effective the Merger and the other transactions contemplated by this Agreement as soon as practicable, including, subject to the other provisions of this Section 7.5, preparing and filing as promptly as reasonably practicable all documentation to effect all necessary notices, reports and other filings and to obtain as promptly as reasonably practicable all consents, registrations, approvals, permits and authorizations necessary or advisable to be obtained from any third party and/or any Governmental Entity in order to consummate the Merger or any of the other transactions contemplated by this Agreement including the Company Approvals and the Parent Approvals. Subject to applicable Laws relating to the exchange of information, Parent shall have the right to direct all matters with any Governmental Entity consistent with its obligations hereunder; provided that, subject to applicable Law, Parent and the Company shall have the right to review in advance and, to the extent practicable, each will consult with the other on and consider in good faith the views of the other in connection with any material correspondence, filings or communications with any third party and/or any Governmental Entity in connection with the Merger and the other transactions contemplated by this Agreement; provided, however, that such materials may be redacted (x) to remove references concerning the valuation of the Company, (y) as necessary to comply with contractual arrangements, and (z) as necessary to address reasonable attorney-client or other privilege or confidentiality concerns, to the extent that such attorney-client or other privilege or confidentiality concerns are not governed by a common interest privilege or doctrine; provided, further, that Parent and the Company may, as each deem advisable and necessary, designate any competitively sensitive information provided to the other under this Section 7.5 as “outside counsel only.” Such materials and the information contained therein shall be given only to outside counsel of the recipient and will not be disclosed by such outside counsel to employees, officers or directors of the receiving party unless advance, express permission is given from the source of the materials (Parent or the Company, as the case may be). In exercising the foregoing rights, each of the Company and Parent shall act reasonably and as promptly as practicable. Notwithstanding anything to the contrary contained in this Agreement, all obligations of the Company, Parent and Merger Sub to obtain the Financing or any other financing for the transactions contemplated hereby shall be governed exclusively by Sections 7.12, 7.13, 7.14 and 7.15, and not this Section 7.5.

(c) Certain Regulatory Matters.

(i) Without limiting the generality of, and in furtherance of, Section 7.5(b), each of the Parties, as applicable, agrees to prepare and file, within ten Business Days of the date hereof, an appropriate filing of a Notification and Report Form pursuant to the HSR Act and, as promptly as reasonably practicable, any filings or reports required under any applicable non-U.S. antitrust, competition or foreign investment Laws identified in Section 8.1(b) of the Company Disclosure Letter. The Company and Parent shall each request early termination of the waiting period with respect to the Merger under the HSR Act. Subject to the terms and conditions set forth in this Agreement, without limiting the generality of the undertakings pursuant to this Section 7.5, each of the Company and Parent agree to, as promptly as reasonably practicable, provide or cause to be provided to each and every federal, state, local or foreign court or Governmental Entity with jurisdiction over enforcement of any applicable antitrust, competition and foreign investment Laws (“Government Regulatory Entity”) non-privileged information and documents requested by any Government Regulatory Entity or that are necessary, proper or advisable to permit consummation of the Merger and the other transactions contemplated by this Agreement.

(ii) Without limiting the generality of Section 7.5(b), Parent shall, and shall cause each of its Subsidiaries to, use reasonable best efforts to take any and all steps necessary to avoid or eliminate each and every impediment under any Law that may be asserted by any Government Regulatory Entity or any other party so as to enable the parties hereto to consummate the Merger and the other transactions contemplated by this Agreement as promptly as practicable, and in any event prior to the Outside Date, including proposing, negotiating, committing to and effecting, by consent decree, hold separate orders, or otherwise, the sale, divestiture, license or other disposition of such of its and their assets, properties or businesses or of the assets, properties or businesses to be acquired by Parent pursuant hereto, and entering into such other arrangements, as are necessary in order to avoid the entry of, and the commencement of litigation seeking the entry of, or to effect the dissolution of, any injunction, temporary restraining order or other Order in any suit or proceeding that would otherwise have the effect of materially delaying or preventing the consummation of the Merger and the other transactions contemplated by this Agreement; provided, that any such sale, divestiture, license or other disposition referred to above is conditioned upon clearance under the HSR Act and any applicable non-U.S. antitrust, competition or foreign investment Laws identified in Section 8.1(b) of the Company Disclosure Letter and consummation of the Merger and the other transactions contemplated by this Agreement.

(iii) Parent shall not, and shall not permit its Subsidiaries to, enter into any transaction, or any agreement to effect any transaction (including any merger or acquisition) that would reasonably be expected to materially delay satisfaction of the condition set forth in Section 8.1(b) or otherwise prevent the consummation of the Merger or the other transactions contemplated by this Agreement.

(d) Licenses. Without limiting the generality of, and in furtherance of, Section 7.5(b), each of the Parties, as applicable, agrees (i) to prepare and file (and cause its Affiliates to prepare and file; provided that the foregoing shall not apply to any portfolio company of Silver Lake Partners or any of Affiliates in its capacity as such), as promptly as reasonably practicable after the date hereof (and in no event more than twenty Business Days), with any Governmental Entity (including the U.K. Financial Conduct Authority) with whom any filings or reports are required to be filed, or to whom any notifications are required to be made, or from whom any approvals, consents or waivers are required to be obtained, in connection with a change of control of the Company or any Subsidiary of the Company holding Money Transmitter Licenses, all filings or reports required to be so filed, all notifications required to be so made and all documentation required to obtain such approval, consent or waiver as promptly as practicable, and (ii) to cooperate with each other and use (and cause their respective Affiliates to use; provided that the foregoing shall not apply to any portfolio company of Silver Lake Partners or of any of its Affiliates in its capacity as such) their respective reasonable best efforts to take or cause to be taken all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part to obtain as promptly as practicable any approval, consent or waiver of any Governmental Entity (including the U.K. Financial Conduct Authority) required in connection with a change of control of the Company or any Subsidiary of the Company holding Money Transmitter Licenses; provided, however, that in no event shall any Person other than Parent or the Company or any of their respective Subsidiaries be required in connection therewith to assume, guarantee or endorse, or otherwise become responsible for, the obligations of any other Person (including by entering into any capital maintenance, “keep well” or similar agreements or arrangements).

(e) Information. Subject to applicable Law, the Company and Parent each shall, upon request by the other, furnish the other as promptly as reasonably practicable with all information concerning itself, its Subsidiaries, directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with the Proxy Statement or any other statement, filing, notice or application made by or on behalf of Parent, the Company or any of their respective Subsidiaries to any third party and/or any Governmental Entity in connection with the Merger and the other transactions contemplated by this Agreement.

(f) Status. Subject to applicable Laws and as required by any Governmental Entity, the Company and Parent each shall keep the other apprised of the status of matters relating to completion of the transactions contemplated hereby, including promptly notifying the other party of any substantive or material communication with any other Governmental Entity and promptly furnishing the other with copies of notices or other communications received by Parent or the Company, as the case may be, or any of its Subsidiaries, from any third party and/or any Governmental Entity with respect to the Merger and the other transactions contemplated by this Agreement. Neither the Company nor Parent shall permit any of its officers or any other representatives or agents to participate in any meeting, telephone call, or discussion with any Governmental Entity in respect of any filings, investigation or other inquiry relating to the transactions contemplated hereby unless it consults with the other Party in advance and, to the extent permitted by such Governmental Entity, gives the other Party the opportunity to attend and participate thereat.

(g) Third-Party Consents. Notwithstanding anything to the contrary in this Agreement, the Company shall be solely responsible for and shall use its, and shall cause its Subsidiaries to use their, reasonable best efforts to take or cause to be taken all actions, and do or cause to be done all things, reasonably necessary and proper or advisable on its part under this Agreement and applicable Law to obtain as promptly as reasonably practicable all Third-Party Consents and in connection therewith, neither the Company nor any of its Subsidiaries will make or agree to make any payment of a consent fee, “profit sharing” payment or other consideration (including increased or accelerated payments) or concede anything of monetary or economic value, for the purposes of obtaining any such Third-Party Consents without the prior consent of Parent.

7.6. Access and Reports. Subject to applicable Law and any applicable privileges and protections (including attorney-client privilege, attorney work-product protections and confidentiality protections) and contractual confidentiality obligations, in each case that would not reasonably be expected to be preserved or maintained through counsel-to-counsel disclosure, redaction or other customary procedures (and with respect to any contractual confidentiality obligations, so long as the Company has taken, or has caused its Subsidiaries, as applicable, to take, commercially reasonable efforts to obtain a waiver with respect to such contractual confidentiality obligations), upon reasonable prior written notice, the Company shall (and shall cause its Subsidiaries to) afford Parent’s officers and other Representatives (including, to the extent requested by Parent, the Debt Financing Sources and consultants) reasonable access, during normal business hours throughout the period prior to the Effective Time, to its employees, properties, books, contracts and records and, during such period, the Company shall (and shall cause its Subsidiaries to) furnish promptly to Parent all information concerning its business, properties and personnel as may reasonably be requested (including, to the extent requested by Parent, the Debt Financing Sources and consultants); provided that no investigation pursuant to this Section 7.6 shall affect or be deemed to modify any representation or warranty made by the Company herein; and provided further, that the foregoing shall not require the Company (a) to permit any inspection, or to disclose any information, that in the reasonable judgment of the Company would result in the disclosure of any trade secrets of third parties or violate any of its obligations with respect to confidentiality if the Company shall have used reasonable best efforts to obtain the consent of such third party to such inspection or disclosure or (b) to disclose any privileged information of the Company or any of its Subsidiaries, it being agreed that, in each case of clause (a) and (b), the Company shall give notice to Parent of the fact that it is withholding such information or documents and thereafter the Company and Parent shall use their respective reasonable best efforts to cause such information to be provided in a manner that would not reasonably be expected to violate such restriction or waive the applicable privilege or protection. All such information shall be governed by the terms of the Confidentiality Agreements; provided that (A) Parent shall be permitted to involve, and to disclose such information in connection with seeking, equity co-investors, subject to customary confidentiality undertakings and (B) the disclosure of information to the Debt Financing Sources pursuant to Section 7.14 or otherwise shall not require the prior written consent of the Company pursuant to the Confidentiality Agreements and may be made pursuant to the Debt Commitment Letter or other customary confidentiality undertakings from such Debt Financing Sources in the context of customary syndication practices.

7.7. Deregistration and Delisting. Prior to the Effective Time, the Company shall cooperate with Parent and use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Law and rules and policies of the NASDAQ to enable the delisting by the Company of the Shares from the NASDAQ and the deregistration of the Shares under the Exchange Act promptly after the Effective Time. Parent shall use commercially reasonable efforts to cause the Company to be in a position to promptly file and file with the SEC (a) a Form 25 on the Closing Date and (b) a Form 15 on the first Business Day that is at least ten days after the date the Form 25 is filed (such period between the Form 25 filing date and the Form 15 filing date, the “Delisting Period”). If the Company is reasonably likely to be required to file any quarterly or annual reports pursuant to the Exchange Act during the Delisting Period, the Company will deliver to Parent at least three Business Days prior to Closing a draft, which is sufficiently developed such that it can be timely filed with a reasonable amount of effort within the time available, of any such reports reasonably likely to be required to be filed during the Delisting Period (“Post-Closing SEC Reports”). The Post-Closing SEC Reports provided by the Company pursuant to this Section 7.7 will not contain any untrue statement of a material fact (including any opinion) or omit to state any material fact (including any opinion) required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading and comply in all material respects with the provisions of applicable Law. The Company agrees that, from and after the date hereof and prior to the Effective Time, neither the Company nor any of its Subsidiaries shall (i) file any registration statement (other than on Form S-8 and other than prospectus supplements to existing registration statements) or (ii) consummate any unregistered offering of securities that by the terms of such offering requires subsequent registration under the Securities Act.

7.8. Publicity. The initial press release regarding the Merger and the other transactions contemplated hereby shall be a joint press release and thereafter the Company and Parent each shall consult with each other prior to issuing any press releases or otherwise making public announcements, disclosures or communications with respect to the Merger and the other transactions contemplated by this Agreement and prior to making any filings, furnishings or submissions of documents with any third party and/or any Governmental Entity (including any national securities exchange or interdealer quotation service) with respect thereto, except as may be required by applicable Law or by obligations pursuant to any listing agreement with or rules of any national securities exchange or interdealer quotation service or by the request of any

Governmental Entity, in which case the Party making the disclosure shall give the other Party reasonable opportunity to review and comment upon such disclosure or communication to the extent reasonably practicable and legally permitted. Notwithstanding the foregoing, (A) the Company may, without such consultation or consent, make such disclosures and communications in response to inquiries from the press or analysts, or via presentations, publicly available conference calls and other forums to employees, customers, suppliers and investors to the extent such communications are consistent in substance with previous public communications that have been reviewed and previously approved by both the Company and Parent and (B) Parent, Merger Sub and their Affiliates may, without such consultation or consent, make disclosures and communications to existing or prospective general and limited partners, equity holders, members, managers and investors of such Person or any Affiliates of such Person, in each case who are subject to customary confidentiality restrictions, and on such Person’s website in the ordinary course of business.

7.9. Employee Benefits.

(a) Parent agrees that each employee of the Company and its Subsidiaries who is employed at the Effective Time (a “Continuing Employee”) shall, during the period commencing at the Effective Time and ending on the first anniversary of the Effective Time (or if earlier, the date of the Continuing Employee’s termination of employment with the Company or the applicable Subsidiary), be provided with (i) base salary or wage rates, as applicable, which are no less than the base salary or wage rates, as applicable, provided by the Company or its Subsidiaries to such Continuing Employee immediately prior to the Effective Time; (ii) target cash incentive or bonus opportunities (excluding equity-based compensation), if any, which are no less than the target incentive or bonus opportunities (excluding equity-based compensation) provided by the Company or its Subsidiaries to such Continuing Employee immediately prior to the Effective Time; (iii) defined contribution retirement benefits and welfare benefits that are substantially comparable, in the aggregate, to the defined contribution retirement benefits and welfare benefits provided by the Company or its Subsidiaries to such Continuing Employee immediately prior to the Effective Time and (iv) severance benefits that are no less favorable than the practice, plan or policy in effect for such Continuing Employee immediately prior to the Closing. Parent hereby acknowledges that a “change of control” (or similar term) within the meaning of the Benefit Plans shall occur at or prior to the Effective Time.

(b) Parent shall (i) cause any pre-existing conditions or limitations. actively-at-work requirements and eligibility waiting periods under any group health, dental, pharmaceutical and vision plans of Parent or its Affiliates to be waived with respect to the Continuing Employees and their eligible dependents, (ii) for purposes of each group health, dental, pharmaceutical and vision plan of Parent or its Affiliates, give each Continuing Employee credit for the plan year in which the Effective Time occurs (or, if later, the plan year in which the Continuing Employee becomes eligible to participate in the applicable benefit plan) towards applicable deductibles. coinsurance and annual out-of-pocket limits for expenses incurred prior to the Effective Time for which payment has been made and (iii) give each Continuing Employee service credit for such Continuing Employee’s employment with the Company and its Subsidiaries (and their respective predecessors) for all purposes under each applicable Parent benefit plan, as if such service had been performed with Parent, except for benefit accrual under defined benefit pension plans or to the extent it would result in a duplication of benefits.

(c) Notwithstanding any permitted disclosures under the Confidentiality Agreements but subject to the last sentence of Section 7.8, to the extent reasonably practicable, prior to making any broad-based written or oral communications to the directors, officers or employees of the Company or any of its Subsidiaries pertaining to compensation or benefit matters that are affected by the Merger or the other transactions contemplated by this Agreement, the Company shall provide Parent with a copy of the intended communication, Parent shall have a reasonable period of time to review and comment on the communication, and Parent and the Company shall cooperate in providing any such mutually agreeable communication.

(d) Nothing contained in this Agreement is intended to (i) be treated as an amendment of any particular Benefit Plan, (ii) prevent Parent, the Surviving Corporation or any of their Affiliates from amending or terminating any of their benefit plans or, after the Effective Time, any Benefit Plan in accordance with their terms, (iii) prevent Parent, the Surviving Corporation or any of their Affiliates, after the Effective Time, from terminating the employment of any Continuing Employee, or (iv) create any third-party beneficiary rights in any employee of the Company or any of its Subsidiaries, any beneficiary or dependent thereof, or any collective bargaining representative thereof, with respect to the compensation, terms and conditions of employment and/or benefits that may be provided to any Continuing Employee by Parent, the Surviving Corporation or any of their Affiliates or under any benefit plan which Parent, the Surviving Corporation or any of their Affiliates may maintain.

7.10. Expenses. Except as otherwise provided in Section 9.5, whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement, the Merger and the other transactions contemplated by this Agreement shall be paid by the Party incurring such expense, except that the filing fee for Company Approvals and Parent Approvals shall be shared equally by Parent and the Company.

7.11. Indemnification; Directors’ and Officers’ Insurance.

(a) From and after the Effective Time until the sixth anniversary thereof, the Surviving Corporation shall and Parent shall cause the Surviving Corporation to indemnify and hold harmless each present and former director and officer of the Company or any of its Subsidiaries (in each case, when acting in such capacity), determined as of the Effective Time (the “Indemnified Parties”), against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any Proceeding arising out of matters existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent that the Company would have been permitted under Delaware Law and its certificate of incorporation or bylaws in effect on the date hereof to indemnify such Person (and Parent or the Surviving Corporation shall also advance expenses as incurred to the fullest extent permitted under applicable Law and the Company’s certificate of incorporation or bylaws in effect on the date hereof; provided that the Person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such Person is not entitled to indemnification).

(b) At the Company’s option, notice of which shall be provided to Parent reasonably in advance of the Effective Time, the Company may (and shall use reasonable best efforts to consult with Parent), or Parent shall cause the Surviving Corporation as of the Effective Time to, obtain and fully pay for “tail” insurance policies (providing only for the Side A coverage for Indemnified Parties where the existing policies also include Side B coverage for the Company) with a claims period of at least six years from and after the Effective Time from an insurance carrier with a credit rating the same as or better than the Company’s current insurance carrier with respect to directors’ and officers’ liability insurance and fiduciary liability insurance (collectively, “D&O Insurance”) with benefits and levels of coverage at least as favorable as the Company’s existing policies with respect to matters existing or occurring at or prior to the Effective Time (including in connection with this Agreement or the transactions or actions contemplated hereby); provided, however, that in no event shall the Surviving Corporation be required, or, prior to the Effective Time, shall the Company be permitted, to expend for such policies an annual premium amount in excess of 250% of the annual premiums currently paid by the Company for such insurance; and provided further, that if the annual premiums of such insurance coverage exceed such amount, the Surviving Corporation shall obtain a policy with the greatest coverage available for a cost not exceeding such amount.

(c) If Parent or the Surviving Corporation or any of their respective successors or assigns (i) shall consolidate with or merge into any other corporation or entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) shall transfer all or substantially all of its properties and assets to any individual, corporation or other entity, then, and in each such case, proper provisions shall be made so that the successors and assigns of Parent or the Surviving Corporation shall assume all of the obligations set forth in this Section 7.11.

(d) Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company or any of its Subsidiaries for any of their respective directors, officers or other employees including the Indemnified Parties; it being understood and agreed that the indemnification provided for in this Section 7.11 is not prior to or in substitution of any such claims under such policies.

(e) The provisions of this Section 7.11 are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties.

(f) The rights of the Indemnified Parties under this Section 7.11 shall be in addition to any rights such Indemnified Parties may have under the certificate of incorporation or bylaws of the Company or any of its Subsidiaries, or under any applicable Contracts or Laws.

7.12. Convertible Securities.

(a) On the Closing Date, Parent, Merger Sub and the Company shall, as and to the extent required by the Convertible Notes Indenture, execute any supplemental indenture(s) required by the Convertible Notes Indenture and deliver any certificates and other documents required by the Convertible Notes Indenture to be delivered by such persons in connection with such supplemental indenture(s); provided that counsel for the Company shall not be required to give any legal opinions under the Convertible Notes Indenture. Prior to the Effective Time, the Company shall deliver all notices and take all other actions required under the terms of the Convertible Notes or the Convertible Notes Indenture, including, without limitation, the giving of any notices that may be required in connection with the transactions contemplated by this Agreement, including with respect to any repurchases or conversions of the Convertible Notes occurring as a result of or in connection with the transactions contemplated by this Agreement to the extent constituting a “Fundamental Change” or “Make-Whole Fundamental Change,” as such terms are defined in the Convertible Notes Indenture; provided, however, that the Company will use commercially reasonable efforts to provide copies of such notice or other document to Parent at least two Business Days prior to delivering any such notice or other document described in this Section 7.12(a) and shall reasonably consider all comments provided by Parent with respect thereto. After the Effective Time, the Surviving Corporation will, and Parent will cause the Surviving Corporation to, comply with its obligations (including any conversion or repurchase obligations) under the Convertible Notes Indenture and any Supplemental Indentures thereto. For the avoidance of doubt, the transactions contemplated by this Agreement, wherever referred to in this Agreement, shall be deemed to include effecting any repurchases or conversions and taking all other actions required under the terms of the Convertible Notes and the Convertible Notes Indenture. Notwithstanding anything to the contrary in this Section 7.12(a), nothing herein shall require the Company to pay any fees, incur or reimburse any costs or expenses or make any payment in the connection with the Convertible Notes or this Section 7.12(a) (including in connection with the settlement of any conversion obligations), prior to the occurrence of the Effective Time.

(b) Prior to the Effective Time, the Company shall (i) use commercially reasonable efforts to facilitate the settlement of the Convertible Note Hedge Obligations and the Convertible Note Warrants at the Effective Time as reasonably requested by Parent (it being understood that any such settlement will be subject to the respective terms of the Convertible Note Hedge Obligations and the Convertible Note Warrants, as such terms may be amended or modified from time to time after the date hereof with the prior written consent of Parent), and (ii) cooperate with Parent with respect to its efforts to settle the Convertible Note Hedge Obligations and the Convertible Note Warrants and the negotiation of any termination payment or valuation related thereto, as applicable; provided that the Company shall not (x) exercise any right that it may have to terminate any of the Convertible Note Hedge Obligations or any of the Convertible Note Warrants or (y) agree to amend or modify the terms relating to, or agree to any amount due upon, the termination or settlement thereof, in each case, without the prior written consent of Parent; provided further, that nothing herein shall require the Company to (A) pay any fees, incur or reimburse any costs or expenses, or make any payment in connection with any Convertible Note Hedge Obligations and the Convertible Note Warrants or pursuant to this Section 7.12(b) prior to the occurrence of the Effective Time or (B) enter into any instrument or agreement, or agree to any change or modification to any instrument or agreement, that is effective prior to the occurrence of the Effective Time.

7.13. Financing.

(a) Parent and Merger Sub shall use reasonable best efforts to take, or cause to be taken, all actions, and shall use reasonable best efforts to do, or cause to be done, all things necessary, proper or advisable to obtain the proceeds of the Financing on the terms and conditions described in the Financing Commitments (including, as necessary, the “flex” provisions contained in any related fee letter) as promptly as possible but in any event prior to the date upon which the Merger is required to be consummated pursuant to the terms hereof, including by using its reasonable best efforts to (i) maintain in effect the Financing Commitments and comply with its obligations thereunder in all material respects, (ii) negotiate definitive agreements with respect to the Debt Financing (the “Definitive Agreements”) consistent with the terms and conditions described in the Debt Commitment Letter (including, as necessary, the “flex” provisions contained in any related fee letter) or, if available, on other terms that (A) are acceptable to Parent in its sole discretion, (B) would not reasonably be expected to delay (taking into account the expected timing of the Marketing Period) or adversely affect the ability of Parent to consummate the transactions contemplated hereby and (C) would otherwise be permitted by Section 7.13(b) and comply with its obligations thereunder, and (iii) taking into account the expected timing of the Marketing Period, satisfy (or, if reasonably required to obtain the Financing, seek the waiver of) on a timely basis all conditions in the Financing Commitments and the Definitive Agreements that are within the control of Parent and its Subsidiaries. In the event that all conditions contained in the Financing Commitments or the Definitive Agreements (except those that, by their nature, are to be satisfied at the Closing) have been satisfied or waived, Parent and Merger Sub shall use their reasonable best efforts to cause the Debt Financing Sources and the Equity Financing Sources thereunder to comply with their respective obligations, including to fund the Financing required to consummate the transactions contemplated by this Agreement and to pay related fees and expenses on the Closing Date. Each of Parent and Merger Sub shall use its reasonable best efforts to comply with its respective obligations, and enforce its respective rights, under the Financing Commitments and Definitive Agreements in a timely and diligent manner. Parent and Merger Sub shall give the Company prompt notice of any material breach by any party to the Financing Commitments or the Definitive Agreements of which Parent or Merger Sub, as applicable, has obtained Knowledge and the receipt of any written notice or other written communication from any Debt Financing Source or Equity Financing Source with respect to any breach, default, termination or repudiation by any party to the Financing Commitments or any Definitive Agreement of any provision thereof.

(b) Neither Parent nor Merger Sub shall, without the prior written consent of the Company: (i) permit any amendment or modification to, or any waiver of any provision or remedy under, the Financing Commitments if such amendment, modification, waiver or remedy (A) adds any new (or adversely modifies any existing) conditions to the consummation of all or any portion of the Financing, (B) reduces the amount of the Financing to an amount that, together with available cash at the Company and its Subsidiaries and other available cash or other funds of Parent and its Subsidiaries, would on the Closing Date be less than the Required Financing Amount, (C) adversely affects in a material respect the ability of Parent or Merger Sub, as applicable, to enforce its rights against the other parties to the Debt Commitment Letter, the Definitive Agreements or the Equity Commitment Letters, in each case, as so amended, replaced, supplemented or otherwise modified, relative to the ability of Parent or Merger Sub, as applicable, to enforce its rights against the other parties to the Debt Commitment Letter or the Equity Commitment Letters, as applicable, as in effect on the date hereof or (D) could otherwise reasonably be expected to prevent, materially impede or materially delay the consummation of the Merger and the other transactions contemplated by this Agreement (taking into account the expected timing of the Marketing Period); provided, that Parent or Merger Sub may amend the Debt Commitment Letter to add lenders, lead arrangers, bookrunners, syndication agents or similar entities that have not executed the Debt Commitment Letter as of the date hereof; or (ii) terminate the Debt Commitment Letter or any of the Equity Commitment Letters unless such

Debt Commitment Letter or Equity Commitment Letter, as applicable, is replaced at such time with a new commitment letter that would satisfy the preceding clause (i). Upon any such permitted amendment, supplement, modification, waiver or replacement of the Debt Commitment Letter in accordance with this Section 7.13(b), the terms “Debt Commitment Letter” and “Debt Financing” shall refer to the Debt Commitment Letter as so amended, supplemented, modified, waived or replaced and the debt financing contemplated thereby. Parent and Merger Sub shall promptly deliver to the Company copies of any such Debt Commitment Letter or any amendment, supplement, waiver, modification, waiver or replacement of the Equity Commitment Letter.

(c) In the event that any portion of the Debt Financing becomes unavailable, regardless of the reason therefor, Parent and Merger Sub will (i) use reasonable best efforts to obtain alternative debt financing (in an amount sufficient, when taken together with the available portion of the Financing, available cash at the Company and its Subsidiaries and other available cash or other funds of Parent and its Subsidiaries, to provide the Required Financing Amount) from the same or other sources on terms and conditions that are not less favorable to Parent and its Subsidiaries than the terms and conditions contemplated in the Debt Commitment Letter as of the date hereof, and which do not include any terms or conditions to the consummation of such alternative debt financing that would reasonably be expected to make the funding of such alternative debt financing less likely to occur than the conditions set forth in the Debt Commitment Letter as of the date hereof, and (ii) promptly notify the Company of such unavailability and the reason therefor. For the purposes of this Agreement, the term “Debt Commitment Letter” shall be deemed to include any commitment letter (or similar agreement) with respect to any alternative or replacement financing arranged in compliance herewith (and any Debt Commitment Letter remaining in effect at the time in question), and Parent and Merger Sub shall promptly deliver to the Company copies thereof. If requested by the Company, Parent and Merger Sub shall inform the Company as to the status of its efforts to consummate the Financing. The foregoing notwithstanding, and without limiting the effect of Section 9.5(f) and Section 10.5, compliance by Parent and Merger Sub with this Section 7.13 shall not relieve Parent and Merger Sub of their obligations to consummate the transactions contemplated by this Agreement whether or not the Financing is available. Without limiting the effect of Section 9.5(f) and Section 10.5, in no event shall the receipt or availability of any funds or financing (including, for the avoidance of doubt, the Financing) by Parent or any Affiliate of Parent or any other financing or other transactions be a condition to any of Parent’s or Merger Sub’s obligations under this Agreement.

7.14. Financing Cooperation.

(a) Prior to the Closing, the Company shall use its reasonable best efforts to, and shall cause its Subsidiaries to use their reasonable best efforts to, and shall use its reasonable efforts to cause its and their Representatives to, provide all cooperation reasonably requested by Parent necessary and customary for the arrangement of the Debt Financing (provided, that such requested cooperation does not unreasonably interfere with the ongoing operations of the Company or any of its Subsidiaries). Without limiting the generality of the foregoing, such reasonable best efforts in any event shall include (i) participating in a reasonable number of meetings (including meetings with prospective Debt Financing Sources), presentations, road shows, due diligence sessions and sessions with rating agencies, at reasonable times and with reasonable advance notice, (ii) to the extent required by the Debt Financing and requested by Parent, using reasonable best efforts to facilitate the pledging of, and perfection of security interests in, collateral, effective no earlier than the Effective Time, (iii) furnishing Parent and the Debt Financing Sources as promptly as reasonably practicable following the delivery of a request therefor to the Company by Parent (which notice shall state with specificity the information requested) such financial and other information regarding the Company and its Subsidiaries as is customarily required in connection with the execution of financings of a type similar to the Debt Financing, including the Required Financial Information, (iv) in each case following Parent’s reasonable request, using reasonable best efforts to assist Parent and Merger Sub in the preparation of (A) confidential information memoranda (including a version that does not include material non-public information) and other customary marketing materials required in connection with financings similar to the Debt Financing and (B) materials for rating agency presentations, (v) following Parent’s reasonable request, using reasonable best efforts to cause directors and officers who will continue to hold such offices and positions from and after the Effective Time to execute resolutions or consents of the Company and its Subsidiaries that do not become effective until the Effective Time with respect to entering into the Definitive Agreements and otherwise as necessary to authorize consummation of the Debt Financing, (vi) providing (A) customary authorization and representation letters to the Debt Financing Sources with respect to marketing materials from a senior officer of the Company and (B) a certificate of the chief financial officer of the Company in the form set forth on Annex A to Exhibit C of the Debt Commitment Letter (as in effect on the date hereof) with respect to solvency matters, (vii) if requested by Parent, provide, at least three Business Days prior to the Closing Date, all documentation and other information regarding the Company and its Subsidiaries as is required by applicable “know your customer” and anti-money laundering rules and regulations including the U.S.A. Patriot Act of 2001 to the extent requested by Parent in writing at least nine Business Days prior to the anticipated Closing Date, (viii) assisting reasonably in the preparation, execution and delivery of necessary and customary Definitive Agreements (including one or more credit agreements, security agreements, mortgages and/or guarantees and the schedules and exhibits thereto) in connection with the Debt Financing or other certificates or documents as may reasonably be requested by Parent, in each case, effective as of Closing, and (ix) using commercially reasonable efforts to ensure that the syndication efforts with respect to the Debt Financing benefit materially from the existing lending and investment banking relationships of the Company. Notwithstanding anything to the contrary contained in this Section 7.14 or otherwise, neither the Company nor any of its Subsidiaries shall be required to take or permit the taking of any action pursuant to this Section 7.14 that would: (i) require the Company, its Subsidiaries or any Persons who are directors or officers of the Company or any of its Subsidiaries to pass resolutions or consents to approve or authorize the execution of the Debt Financing that is effective prior to the Effective Time or execute or deliver any certificate, opinion, document, instrument or agreement or agree to any change or modification of any existing certificate, opinion, document, instrument or agreement that is effective prior to the Effective Time, (ii) cause any representation or warranty in this Agreement to be breached by the Company or any of its Subsidiaries, (iii) require the Company or any of its Subsidiaries to pay any commitment or other similar fee or incur any other expense, liability or obligation in connection with the Financing prior to the Closing or have any obligation of the Company or any of its Subsidiaries under any certificate, document, instrument or agreement be effective until the Closing, (iv) cause any director, officer, employee or stockholder of the Company or any of its

Subsidiaries to incur any personal liability, (v) conflict with the organizational documents of the Company or any of its Subsidiaries or any Laws, (vi) reasonably be expected to result in a material violation or breach of, or a default (with or without notice, lapse of time, or both) under, any Contract to which the Company or any of its Subsidiaries is a party, (vii) provide access to or disclose information that the Company or any of its Subsidiaries reasonably determines would jeopardize any attorney-client privilege or other applicable privilege of the Company or any of its Subsidiaries, (viii) require the Company or any of its Subsidiaries to enter into any instrument or agreement that is effective prior to the occurrence of the Closing or that would be effective if the Closing does not occur (other than customary authorization and representation letters) or (ix) require the Company or any of its Subsidiaries to prepare any financial statements or information that (a) are not available to it and prepared in the ordinary course of its financial reporting practice or (b) would not be otherwise available to it or capable of being prepared by it without undue burden or otherwise with the use of commercially reasonable efforts. Nothing contained in this Section 7.14 or otherwise shall require the Company or any of its Subsidiaries, prior to the Closing, to be an issuer or other obligor with respect to the Debt Financing. Parent shall indemnify and hold harmless the Company and its Subsidiaries and their respective Representatives from and against any and all losses suffered or incurred by them in connection with the arrangement of the Debt Financing, any action taken by them at the request of Parent pursuant to this Section 7.14 and any information used in connection therewith (other than information provided in writing by the Company or its Subsidiaries specifically in connection with its obligations pursuant to this Section 7.14), and Parent shall, promptly upon request by the Company, reimburse the Company for all reasonable out-of-pocket costs incurred by the Company or any of its Subsidiaries or their respective Representatives in connection with the arrangement of the Debt Financing and any action taken by them pursuant to this Section 7.14.

(b) All non-public or otherwise confidential information regarding the Company or its Subsidiaries obtained by Parent or its Representatives pursuant to this Section 7.14 shall be kept confidential and otherwise treated in accordance with the Confidentiality Agreements or other confidentiality obligations that are substantially similar to those contained in the Confidentiality Agreements (which, with respect to the Debt Financing Sources, shall be satisfied by the confidentiality provisions applicable thereto under the Debt Commitment Letter or other customary confidentiality undertakings in the context of customary syndication practices from Debt Financing Sources not party to the Debt Commitment Letter). The Company hereby consents to the use of its and its Subsidiaries’ logos in connection with the Debt Financing; provided, that such logos are used solely in a manner that is reasonable and customary and that is not reasonably likely to harm or disparage the Company or its Subsidiaries in any respect.

7.15. Repayment of Indebtedness. Prior to the Effective Time, the Company shall on a timely basis as requested by Parent (a) deliver (or cause to be delivered) notices of prepayment and/or termination of the indebtedness of the Company under the Credit Agreement (which notices may be conditioned upon the consummation of the Closing and other transactions contemplated hereunder (including the Debt Financing)) within the time periods required by the Credit Agreement, (b) take all other reasonable actions required to facilitate the repayment of the Obligations (as defined in the Credit Agreement but other than contingent obligations for which no claim has been made and any other obligations that survive the termination of the Credit Agreement pursuant to the terms thereof) with respect to and termination of the commitments under such indebtedness and the release of any Liens and termination of all guarantees granted in connection therewith on the Closing Date in connection with such repayment (each such termination, repayment and release a “Credit Agreement Termination”) and (c) use reasonable best efforts to obtain a customary pay-off letter from the Administrative Agent (as defined in the Credit Agreement) under the Credit Agreement at least one Business Day prior to Closing (subject to the delivery of funds as arranged by Parent) and use reasonable best efforts to obtain and furnish Parent with a draft of such pay-off letter within a reasonable time period prior to the contemplated Effective Time. Notwithstanding anything to the contrary herein, (x) in no event shall this Section 7.15 require the Company or any of its Subsidiaries to cause any Credit Agreement Termination unless the Closing shall have occurred and (y) Parent shall provide, or cause to be provided, all funds required to effect all such repayments and shall provide, or cause to be provided, all funds required to effect all such repayments and cash collateralization, backstop or replacement of letters of credit.

7.16. Approval of Sole Stockholder of Merger Sub. Promptly following execution of this Agreement, Parent shall execute and deliver (or cause a Subsidiary to execute and deliver), in accordance with applicable Law and Merger Sub’s certificate of incorporation and bylaws, in such Person’s capacity as sole stockholder of Merger Sub, a written consent approving the Merger and the other transactions contemplated by this Agreement, and adopting this Agreement.

7.17. Other Actions by the Company.

(a) Takeover Statutes. If any Takeover Statute is or may become applicable to the Merger or the other transactions contemplated by this Agreement, the Company and the Company Board shall grant such approvals and take such actions as are necessary so that such transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise act to eliminate or minimize the effects of such statute or regulation on such transactions.

(b) Section 16 Matters. Prior to the Effective Time, the Company shall take such further actions, if any, as may be reasonably necessary or appropriate to ensure that the dispositions of equity securities of the Company (including any derivative securities) pursuant to the Merger and the other transactions contemplated by this Agreement by any officer or director of the Company who is subject to Section 16 of the Exchange Act are exempt under Rule 16b-3 promulgated under the Exchange Act.

(c) Transaction Litigation. In the event that any stockholder litigation related to this Agreement, the Merger or the other transactions contemplated by this Agreement is brought, or, to the Company’s Knowledge, threatened, against the Company or any members of the Company Board after the date hereof and prior to the Effective Time (“Transaction Litigation”), the Company shall promptly notify Parent of any such Transaction Litigation and shall keep Parent reasonably informed with respect to the status thereof. The Company shall give Parent the opportunity to participate in the defense of any Transaction Litigation, shall consider in good faith Parent’s advice with respect to such Transaction Litigation and shall not settle or agree to settle any Transaction Litigation without Parent’s prior written consent.

ARTICLE VIII

Conditions

8.1. Conditions to Each Party’s Obligation to Effect the Merger. The respective obligation of each Party to effect the Merger is subject to the satisfaction or waiver at or prior to the Effective Time of each of the following conditions:

(a) Stockholder Approvals. This Agreement shall have been duly adopted by holders of Shares constituting the Requisite Company Vote in accordance with applicable Law and the certificate of incorporation and bylaws of the Company.

(b) Regulatory Matters. (i) The waiting period applicable to the consummation of the Merger under the HSR Act shall have expired or been earlier terminated and (ii) the decisions, orders, consents or expiration of any waiting periods required to consummate the transaction contemplated by this Agreement under the Laws listed on Schedule 8.1(b) of the Company Disclosure Letter shall have occurred or been granted.

(c) Required Consents. The consents listed on Section 8.1(c) of the Company Disclosure Letter (the “Required Consents”) applicable to the consummation of the Merger (or confirmation that no consent is required) shall have been made or obtained, as applicable.

(d) No Injunction. No court or other Governmental Entity of competent jurisdiction shall have issued, enforced or entered an Order or enacted, issued, promulgated, or enforced any Law (in each case, whether temporary, preliminary or permanent) that is in effect and restrains, enjoins, makes illegal or otherwise prohibits consummation of the Merger or the other transactions contemplated by this Agreement.

8.2. Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Merger are also subject to the satisfaction or waiver by Parent at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties. (i) Each of the representations and warranties of the Company set forth in Section 5.1, Section 5.2(a) (other than any inaccuracies that individually or in the aggregate are de minimis relative to the total fully diluted equity capitalization of the Company), Section 5.3(a) and Section 5.6(b)(i) shall have been true and correct as of the date hereof and shall be true and correct as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall be so true and correct as of such particular date or period of time); (ii) each of the representations and warranties of the Company set forth in Section 5.3(b), Section 5.21 and Section 5.22 shall have been true and correct in all material respects as of the date hereof and shall be true and correct in all material respects as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall be so true and correct in all material respects as of such particular date or period of time) (disregarding all qualifications or limitations as to “material,” “Material Adverse Effect” and words of similar import set forth therein); and (iii) each other representation and warranty of the Company set forth in Article V shall have been true and correct as of the date hereof and shall be true and correct as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall be so true and correct as of such particular date or period of time), except, in the case of this clause (iii), for any failure of any such representation and warranty to be so true and correct (without giving effect to any qualification by materiality or Material Adverse Effect contained therein) that would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect.

(b) Performance of Obligations of the Company. The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date.

(c) No Material Adverse Effect. Following the date hereof, there has not been any Effect that, individually or in the aggregate with other Effects, has resulted in or would reasonably be expected to result in a Material Adverse Effect.

(d) Officers’ Certificate. Parent shall have received at the Closing a certificate signed on behalf of the Company by an executive officer of the Company to the effect that such executive officer has read Sections 8.2(a), 8.2(b) and 8.2(c) and that the conditions set forth in Sections 8.2(a), 8.2(b) and 8.2(c) have been satisfied.

(e) Dissenters’ Rights. Holders of not more than 10.0% of the outstanding Shares shall have properly exercised, and not withdrawn, their dissenters’ rights under Section 262 of the DGCL.

8.3. Conditions to Obligation of the Company. The obligation of the Company to effect the Merger is also subject to the satisfaction or waiver by the Company at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties. (i) Each of the representations and warranties of Parent and Merger Sub set forth in Section 6.1, Section 6.2 and Section 6.6 this Agreement shall have been true and correct in all material respects as of the date hereof and shall be true and correct in all material respects as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall be so true and correct in all material respects as of such particular date or period of time); and (ii) each other representation and warranty of Parent and Merger Sub set forth in Article VI shall have been true and correct in all respects as of the date hereof and shall be true and correct in all respects as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall be so true and correct in all material respects as of such particular date or period of time) except for failures of such representations and warranties to be so true and correct (without giving effect to any qualification by materiality contained therein) that would not, individually or in the aggregate, reasonably be expected to prevent or materially delay or materially impair the ability of Parent or Merger Sub to consummate the Merger or the other transactions contemplated hereby.

(b) Performance of Obligations of Parent and Merger Sub. Each of Parent and Merger Sub shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date.

(c) Officers’ Certificate. The Company shall have received at the Closing a certificate signed on behalf of Parent and Merger Sub by an executive officer of Parent and Merger Sub to the effect that such executive officer has read Sections 8.3(a) and 8.3(b) and that the conditions set forth in Sections 8.3(a) and 8.3(b) have been satisfied.

ARTICLE IX

Termination

9.1. Termination by Mutual Consent. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after the adoption of this Agreement by the stockholders of the Company referred to in Section 8.1(a), by mutual written consent of the Company and Parent by action of the Company Board and the board of directors of Parent.

9.2. Termination by Either Parent or the Company. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time by action of either the Company Board or the board of directors of Parent if:

(a) the Merger shall not have been consummated by July 31, 2018 (the “Outside Date”), whether such date is before or after the adoption of this Agreement by the stockholders of the Company referred to in Section 8.1(a); provided, that (i) if one or more of the conditions to closing set forth in Section 8.1(b) or Section 8.1(c) have not been satisfied or waived on or prior to such date but all other conditions to closing set forth in Article VIII shall have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing, provided that such conditions would then be capable of being satisfied if the Closing were to take place on such date), then the Outside Date shall be automatically extended no more than three times in the aggregate, each time by a period of one month or (ii) if the Marketing Period has commenced but not yet been completed (or would have commenced, but for clause (A) of the proviso in the definition of “Marketing Period”) at the time of the Outside Date, the Outside Date shall be extended until three Business Days after the final date of the Marketing Period (and in the case of any extension pursuant to this proviso, any reference to the Outside Date in any other provision of this Agreement shall be a reference to the Outside Date, as extended);

(b) the adoption of this Agreement by the stockholders of the Company referred to in Section 8.1(a) shall not have been obtained at the Stockholders Meeting or at any adjournment, recess or postponement of the Stockholders Meeting taken in accordance with this Agreement; or

(c) (i) any Order permanently restraining, enjoining or otherwise prohibiting consummation of the Merger shall become final and non-appealable or (ii) any Law will have been enacted, entered, enforced or deemed applicable to the Merger that prohibits, makes illegal or enjoins the consummation of the Merger (in the case of each of clauses (i) and (ii) whether before or after the adoption of this Agreement by the stockholders of the Company referred to in Section 8.1(a)).

provided that the right to terminate this Agreement pursuant to this Section 9.2 shall not be available to any Party that has breached in any material respect its obligations under this Agreement in any manner that shall have been the primary cause of the failure of a condition to the consummation of the Merger.

9.3. Termination by the Company. This Agreement may be terminated and the Merger may be abandoned by action of the Company Board:

(a) at any time prior to the expiration of the Go-Shop Period, if (i) the Company is not in material breach of any of the terms of this Agreement, (ii) the Company Board authorizes the Company, subject to complying with the terms of this Agreement, including Section 7.2(c), to enter into a definitive written agreement with respect to a Superior Proposal, (iii) the Company enters into a definitive written agreement providing for such Superior Proposal concurrently with or immediately after the termination of this Agreement in accordance with its terms and (iv) the Company, prior to such termination, pays to Parent in immediately available funds any fees required to be paid pursuant to Section 9.5. After the expiration of the Go-Shop Period, the Company may, consistent with the terms and conditions of this Agreement, make a Change of Recommendation, but it shall have no right to terminate this Agreement pursuant to this Section 9.3(a);

(b) at any time prior to the Effective Time, if there has been a breach of any representation, warranty, covenant or agreement made by Parent or Merger Sub in this Agreement, or any such representation and warranty shall have become untrue after the date hereof, such that any of the conditions set forth in Section 8.3(a) or 8.3(b) would not be satisfied and such breach or condition is not curable or, if curable, is not cured within the earlier of (i) thirty days after written notice thereof is given by the Company to Parent and (ii) one Business Day before the Outside Date; provided, however, that the Company is not also in breach of this Agreement such that any of the conditions set forth in Section 8.2(a) or 8.2(b)would not be satisfied and such breach or condition is not curable or, if curable, is not cured within the earlier of (i) thirty days after written notice thereof is given by Parent to the Company and (ii) one Business Day before the Outside Date; or

(c) at any time prior to the Effective Time, if (i) the Marketing Period has ended and all of the conditions set forth in Sections 8.1 and 8.2 of this Agreement have been and continue to be satisfied or waived (other than those that, by their nature, are to be satisfied at the Closing; provided that those conditions could be satisfied if the Closing were to occur), (ii) the Company has irrevocably confirmed by written notice to Parent that (A) all conditions set forth in Section 8.3 have been satisfied (other than those that, by their nature, are to be satisfied at the Closing) or that it would be willing to waive any unsatisfied conditions in Section 8.3, and (B) it is ready, willing, and able to consummate the Closing and (iii) Parent fails to consummate the Closing within two Business Days following the later of (x) the date the Closing should have occurred pursuant to Section 1.2 and (y) delivery of such confirmation.

9.4. Termination by Parent. This Agreement may be terminated and the Merger may be abandoned by action of the board of directors of Parent:

(a) at any time prior to the time the Requisite Company Vote is obtained, if (i) the Company Board shall have made a Change of Recommendation, (ii) the Company or any of its Subsidiaries shall have committed a Willful and Material Breach of Section 7.2 or (iii) the Company Board shall have authorized the Company to enter into an Alternative Acquisition Agreement with respect to a Superior Proposal;

(b) at any time prior to the time the Requisite Company Vote is obtained, if a tender offer or exchange offer for outstanding Shares shall have been publicly disclosed (other than by Parent or an Affiliate of Parent) and, prior to the earlier of (i) three Business Days prior to the date of the Stockholders Meeting or the date of any adjournment, recess or postponement of the Stockholders Meeting and (ii) eleven Business Days after the commencement of such tender or exchange offer pursuant to Rule 14d-2 under the Exchange Act, the Company Board fails to recommend unequivocally against acceptance of such offer; or

(c) at any time prior to the Effective Time, if there has been a breach of any representation, warranty, covenant or agreement made by the Company in this Agreement, or any such representation and warranty shall have become untrue after the date hereof, such that any of the conditions set forth in Section 8.2(a) or 8.2(b) would not be satisfied and such breach or condition is not curable or, if curable, is not cured within the earlier of (i) thirty days after written notice thereof is given by Parent to the Company and (ii) one Business Day before the Outside Date; provided, however, that Parent is not also in breach of this Agreement such that any of the conditions set forth in Section 8.3(a) or 8.3(b) would not be satisfied and such breach or condition is not curable or, if curable, is not cured within the earlier of (A) thirty days after written notice thereof is given by the Company to Parent and (B) one Business Day before the Outside Date.

9.5. Effect of Termination and Abandonment.

(a) Any termination of this Agreement under this Article IX will be effective immediately upon the delivery of a valid written notice of the terminating Party to the other Parties and, if then due, payment of the termination fee required pursuant to this Section 9.5. Except as provided in paragraph (b) below, in the event of termination of this Agreement and the abandonment of the Merger pursuant to this Article IX, this Agreement shall become void and of no effect with no liability to any Person on the part of any Party (or of any of its Representatives or Affiliates); provided, however, and notwithstanding anything in the foregoing to the contrary, that (i) subject to Section 9.5(g), no such termination shall relieve the Company of any liability or damages to the other Parties resulting from fraud or any Willful and Material Breach of this Agreement prior to such termination and (ii) the provisions set forth in this Section 9.5 and the second sentence of Section 10.1 shall survive the termination of this Agreement.

(b) In the event that:

(i) (A) this Agreement is terminated (I) by either the Company or Parent pursuant to Section 9.2(a), (II) by either the Company or Parent pursuant to Section 9.2(b) or (III) by Parent pursuant to Section 9.4(c) and (B) (I) before receipt of the Requisite Company Vote an Acquisition Proposal shall have been made known to the Company Board, the Company or any of its Subsidiaries or shall have been publicly made or disclosed or any Person shall have publicly announced an intention (whether or not conditional) to make an Acquisition Proposal with respect to the Company or any of its Subsidiaries and (II) within twelve months of such termination, (x) the Company or any of its Subsidiaries shall have entered into an Alternative Acquisition Agreement with respect to, or shall have consummated or shall have approved or recommended to the Company’s stockholders or otherwise not opposed, an Acquisition Proposal (whether or not such Acquisition Proposal is the same Acquisition Proposal referred to in clause (i)(B)(I)) or (y) there shall have been consummated an Acquisition Proposal (whether or not such Acquisition Proposal is the same Acquisition Proposal referred to in clause (i)(B)(I)) (substituting in both instances “50%” for “15%” in the definition of “Acquisition Proposal”);

(ii) this Agreement is terminated by Parent pursuant to Section 9.4 (other than pursuant to Section 9.4(c)); or

(iii) this Agreement is terminated by the Company pursuant to Section 9.3(a);

then the Company shall promptly, but in no event later than two Business Days after the date of such termination, pay a termination fee of $109,000,000 (the “Termination Fee”) to P2 Capital Partners, LLC and Silver Lake Management Company V, L.L.C. (or their respective designees) in such amounts as Parent notifies to the Company in writing (which amounts collectively shall not, for the avoidance of doubt, exceed the Termination Fee) (provided, however, that the Termination Fee to be paid pursuant to (I) clause (i) shall be paid immediately prior to or substantially concurrent with the earliest of (x) the entry by the Company or any of its Subsidiaries into an Alternative Acquisition Agreement with respect to, or (y) consummation or approval or recommendation to the Company’s stockholders of, or (z) otherwise non-opposition to, such an Acquisition Proposal (substituting “50%” for “15%” in the definition thereof) (whether or not such Acquisition Proposal is the same Acquisition Proposal referred to in clause (i)(B)(I)) within twelve months of such termination, and (II) clause (iii) shall be paid as set forth in Section 9.3(a)) payable by wire transfer of same-day funds. Notwithstanding the foregoing, the Termination Fee shall mean a fee of $81,700,000 instead of $109,000,000 in the event that this Agreement is terminated pursuant to Section 9.3(a) and the fee is paid on or prior to the No-Shop Period Start Date. In no event shall the Company be required to pay the Termination Fee on more than one occasion.

(c) The Company shall reimburse P2 Capital Partners, LLC and Silver Lake Management Company V, L.L.C. (or their respective designees) for the documented out-of-pocket expenses incurred by Parent or Merger Sub in connection with this Agreement and the transactions contemplated by this Agreement including the Financing (including fees and expenses of counsel, accountants, investment bankers, other advisors and financing sources) (i) subject to an aggregate cap on reimbursement of $6,800,000, if the Company or Parent shall terminate this Agreement pursuant to Section 9.2(b), the Company shall terminate this Agreement pursuant to Section 9.3(a) or Parent shall terminate this Agreement pursuant to Section 9.4(a), 9.4(b) or 9.4(c) and the Termination Fee shall be payable by the Company as a result of such termination, or (ii) subject to an aggregate cap on reimbursement of $27,200,000, if the Company or Parent shall terminate this Agreement pursuant to Section 9.2(b) at a time when neither the Termination Fee nor the Parent Termination Fee is otherwise payable (although damages may still be payable by the Company) (the amount paid pursuant to either clause (i) or (ii), as applicable, the “Expense Reimbursement”). The Expense Reimbursement shall be paid either (x) in the case of clause (i), to the extent not previously paid, then concurrent with or promptly following payment of the Termination Fee, but in no event later than two Business Days after being notified of such by Parent or (y) in the case of clause (ii), in no event later than two Business Days after being notified of such by Parent, in each case by wire transfer of same-day funds to P2 Capital Partners, LLC and Silver Lake Management Company V, L.L.C. (or their respective designees) in such amounts as Parent notifies to the Company in writing (which amounts collectively shall not, for the avoidance of doubt, exceed the applicable Expense Reimbursement).

(d) In the event that this Agreement is terminated by the Company pursuant to Section 9.3(b) or 9.3(c), then Parent shall pay, or cause to be paid, to the Company an amount equal to $136,200,000 (such payment, the “Parent Termination Fee”), payable by wire transfer of same-day funds within three Business Days following such termination (it being understood that in no event shall Parent be required to pay the Parent Termination Fee on more than one occasion).

(e) Each of the Parties hereto acknowledges that the agreements contained in Sections 9.5(b), 9.5(c) and 9.5(d) are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the Parties hereto would not enter into this Agreement and the damages resulting from termination of this Agreement under circumstances where a Termination Fee or Parent Termination Fee and other amounts payable under Sections 9.5(b), 9.5(c) and 9.5(d) are payable are uncertain and incapable of accurate calculation and, therefore, the amounts payable pursuant to Sections 9.5(b), 9.5(c) and 9.5(d) are not a penalty but rather constitute amounts akin to liquidated damages in a reasonable amount that will compensate Parent or the Company, as the case may be, for the efforts and resources expended and opportunities forgone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Merger and the other transactions contemplated by this Agreement. Accordingly, if a Party fails to promptly pay the amount due by it pursuant to Sections 9.5(b), 9.5(c) or 9.5(d) and, in order to obtain such payment another Party or the other Parties hereto commences a Proceeding that results in a judgment against the defaulting Party for the fee set forth in Sections 9.5(b), 9.5(c) or 9.5(d), or any portion of such fee, the defaulting Party shall pay to the other Parties their costs and expenses (including attorneys’ fees) in connection with such Proceeding, together with interest on the amount of the fee at the prime rate set forth in the Wall Street Journal, Eastern Edition, in effect on the date such payment was required to be made from the date such payment was required to be made through the date of payment.

(f) Notwithstanding anything to the contrary set forth in this Agreement, but subject to Section 10.5, each of the parties hereto expressly acknowledges and agrees that the Company’s right to terminate this Agreement and for the Company to receive payment of the Parent Termination Fee to the extent it is payable pursuant to this Section 9.5 shall constitute the sole and exclusive remedy of the Company and its Subsidiaries and their respective Affiliates and any of their respective former, current or future general or limited partners, stockholders, equityholders, members, managers, directors, officers, employees, agents or Affiliates

(collectively, the “Company Related Parties”) against Parent, the Guarantors and Parent’s and the Guarantors’ respective Affiliates, the Debt Financing Sources, any other potential debt or equity financing source and any of their respective former, current or future general or limited partners, stockholders, equityholders, members, managers, directors, officers, employees, agents or Affiliates or any former, current or future general or limited partner, stockholder, equityholder, member, manager, director, officer, employee, agent or Affiliate of any of the foregoing (collectively, the “Parent Related Parties”) for all losses and damages in respect of this Agreement (or the termination thereof) or the transactions contemplated by this Agreement (or the failure of such transactions to occur for any reason or for no reason) or any breach (whether willful, intentional, unilateral or otherwise) of any covenant or agreement or otherwise in respect of this Agreement or any oral representation made or alleged to be made in connection herewith, and, subject to Parent’s obligation to pay the Parent Termination Fee to the Company to the extent it is payable pursuant to Section 9.5(d) and Section 10.5, none of the Parent Related Parties shall have any liability or obligation to any of the Company Related Parties relating to or arising out of this Agreement, the Limited Guarantees, the Financing Commitments or the transactions contemplated hereby and none of the Company, its Subsidiaries nor any other Company Related Party shall seek to recover any other damages or seek any other remedy, whether based on a claim at law or in equity, in contract, tort or otherwise, with respect to any losses or damages suffered in connection with this Agreement or the transactions contemplated hereby or any oral representation made or alleged to be made in connection herewith. In no event shall Parent be subject to (nor shall any Company Related Party seek to recover) monetary damages other than the Parent Termination Fee to the extent it is payable pursuant to Section 9.5(d) for any losses or other liabilities arising out of or in connection with breaches by Parent of its representations, warranties, covenants and agreements contained in this Agreement or arising from any claim or cause of action that any Company Related Party may have, including for a breach of Section 1.2 as a result of the Debt Financing not being available to be drawn down or otherwise arising from the Financing Commitments or in respect of any oral representation made or alleged to be made in connection herewith or therewith.

(g) While each of the Company and Parent may pursue both a grant of specific performance or other equitable relief under Section 10.5 and, following termination of this Agreement, the payment of monetary damage (which are only available with respect to a breach by the Company) or the Termination Fee or the Parent Termination Fee under this Section 9.5, as applicable, under no circumstances shall the Company or Parent be entitled to receive both (i) a grant of specific performance or other equitable relief that results in the Equity Financing being funded or the Closing occurring and (ii) monetary damages (which are only available with respect to a breach by the Company) or the payment of the Termination Fee or the Parent Termination Fee, as applicable, in connection with this Agreement or any termination of this Agreement (although Parent may be able to receive both monetary damages with respect to a Willful and Material Breach by the Company and the Termination Fee).

ARTICLE X

Miscellaneous and General

10.1. Survival. This Article X and the agreements of the Company, Parent and Merger Sub contained in Section 7.10 and Section 9.5 and the Confidentiality Agreements shall survive the termination of this Agreement. All other representations, warranties, covenants and agreements in this Agreement shall not survive (a) the termination of this Agreement or (b) other than covenants and agreements in this Agreement that by their terms contemplate performance after the Effective Time, the Effective Time.

10.2. Modification or Amendment. Subject to the provisions of applicable Laws, at any time prior to the Effective Time, the Parties may modify or amend this Agreement by written agreement, executed and delivered by duly authorized officers of the respective Parties; provided, however, that, after receipt of the Requisite Company Vote, no amendment may be made which, by Law or in accordance with the rules of any relevant stock exchange, requires further approval by the Company’s stockholders unless the Requisite Company Vote is obtained again with respect to the effectiveness of such amendment. No amendments or modifications to, or waivers or terminations of, the provisions of which the Debt Financing Sources are expressly made third-party beneficiaries (or any of the defined terms used therein) pursuant to Section 10.8 shall be permitted in a manner adverse to any Debt Financing Source without the prior written consent of such Debt Financing Source.

10.3. Waiver of Conditions. The conditions to each of the Parties’ obligations to consummate the Merger are for the sole benefit of such Party and may be waived by such Party in whole or in part to the extent permitted by applicable Laws. No failure or delay by any Party exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

10.4. GOVERNING LAW AND VENUE; WAIVER OF JURY TRIAL.

(a) THIS AGREEMENT SHALL BE DEEMED TO BE MADE IN AND IN ALL RESPECTS SHALL BE INTERPRETED, CONSTRUED AND GOVERNED BY AND IN ACCORDANCE WITH THE LAW OF THE STATE OF DELAWARE WITHOUT REGARD TO THE CONFLICTS OF LAWS, RULES OR PRINCIPLES THEREOF (OR ANY OTHER JURISDICTION) TO THE EXTENT THAT SUCH LAWS, RULES OR PRINCIPLES WOULD DIRECT A MATTER TO ANOTHER JURISDICTION.

(b) The Parties hereby irrevocably submit to the personal jurisdiction of the courts of the State of Delaware and the federal courts of the United States of America located in the State of Delaware solely in respect of the interpretation and enforcement of the provisions of this Agreement and of the documents referred to in this Agreement, and in respect of the transactions contemplated hereby and thereby, and hereby waive, and agree not to assert, as a defense in any Proceeding for the interpretation or enforcement hereof or of any such document, that it is not subject thereto or that such Proceeding may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that this Agreement or any such document may not be enforced in or by such courts, and the Parties irrevocably agree that all claims relating to such Proceeding or transactions shall be heard and determined in such a Delaware state or federal court. The Parties hereby consent to and grant any such court jurisdiction over the person of such parties and, to the extent permitted by Law, over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such Proceeding in the manner provided in Section 10.6 or in such other manner as may be permitted by Law shall be valid and sufficient service thereof.

(c) Notwithstanding the foregoing, each of the Parties agrees (on behalf of itself and its respective Subsidiaries and their respective Affiliates and any of their respective former, current or future general or limited partners, stockholders, equityholders, members, managers, directors, officers, employees, agents or Affiliates) that it will not bring or support any action, cause of action, claim, cross-claim or third party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against any of the Debt Financing Sources or any of their respective Representatives, in any way relating to this Agreement or any of the transactions contemplated by this Agreement (including any dispute arising out of or relating in any way to the Debt Financing, the Debt Commitment Letter or any other letter or agreement related to the Debt Financing or the performance thereof), in any forum other than any state or federal court sitting in the Borough of Manhattan in the City of New York. Notwithstanding the foregoing, except to the extent expressly provided by the terms of the Debt Commitment Letters or the Definitive Agreements, claims and actions that may be based upon, arise out of, or relate to, the Debt Financing or involve the Debt Financing Sources or their Representatives (whether in law, contract, tort, equity or otherwise) shall be exclusively governed by and construed in accordance with the laws of the State of New York, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of New York or any other jurisdiction) that would cause the application of the law of any jurisdiction other than the State of New York.

(d) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE DOCUMENTS REFERRED TO HEREIN OR THE MERGER AND THE OTHER TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY (INCLUDING ANY DISPUTE ARISING OUT OF OR RELATING IN ANY WAY TO THE DEBT FINANCING, THE DEBT COMMITMENT LETTER OR ANY OTHER LETTER OR AGREEMENT RELATED TO THE DEBT FINANCING OR THE PERFORMANCE THEREOF). EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) EACH PARTY MAKES THIS WAIVER VOLUNTARILY AND (iv) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT, ANY AGREEMENT CONTEMPLATED BY THE DOCUMENTS REFERRED TO HEREIN OR THE MERGER OR THE OTHER TRANSACTIONS CONTEMPLATED HEREBY AND THEREBY, AS APPLICABLE, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS CONTEMPLATED IN THIS SECTION 10.4.

10.5. Specific Performance

(a) The Parties acknowledge and agree that the rights of each Party to consummate the transactions contemplated hereby are special, unique and of extraordinary character and that if for any reason any of the provisions of this Agreement are not performed in accordance with their specific terms or are otherwise breached, immediate and irreparable harm or damage would be caused for which money damages would not be an adequate remedy. Accordingly, each Party agrees that, in addition to any other available remedies the Parties may have in equity or at law, each Party shall be entitled to specific performance and injunctive relief as a remedy for any such breach including an injunction restraining any breach or violation or threatened breach or violation of the provisions of this Agreement and to enforce specifically the terms and provisions of this Agreement exclusively in the Court of Chancery of the State of Delaware without necessity of posting a bond or other form of security; provided, however, that if such state court does not have jurisdiction over such Proceeding, such Proceeding shall be heard and determined exclusively in the United States District Court for the District of Delaware without necessity of posting a bond or other form of security. In the event that any Proceeding should be brought in equity to enforce the provisions of this Agreement, no Party shall allege, and each Party hereby waives the defense, that there is an adequate remedy at law.

(b) Notwithstanding anything in this Agreement to the contrary, the Parties hereby agree that the Company shall only be entitled to specific performance of Parent’s obligations to, or any other equitable remedy which would, cause the Equity Financing to be funded or to effect the Closing if, and only if, (i) all the conditions in Sections 8.1 and 8.2 have been satisfied or waived (other than those that, by their nature, are to be satisfied at the Closing, but which conditions at such time are capable of being satisfied) at the time the Closing is required to have occurred pursuant to Section 1.2 and Parent fails to complete the Closing on the date it is required to have occurred, (ii) the Debt Financing has been funded or will be funded at the Closing if the Equity Financing is funded at the Closing and (iii) the Company has irrevocably confirmed in writing to Parent that if specific performance is granted and the Financing (including any replacement financing that has been obtained in accordance with Section 7.13) is funded, then the Company will cause the Closing to occur.

10.6. Notices. All notices, requests, instructions, consents, claims, demands, waivers and other communications to be given or made hereunder by any Party shall be in writing and shall be deemed to have been duly given or made on the date of receipt by the recipient thereof if received prior to 5:00 p.m. in the place of receipt and such day is a Business Day (or otherwise on the next succeeding Business Day) if (a) served by personal delivery or by a nationally recognized overnight courier service upon the Party for whom it is intended, (b) delivered by registered or certified mail, return receipt requested or (c) sent by facsimile or email; provided that the facsimile or email transmission is promptly confirmed telephonically or otherwise. Such communications must be sent to the respective Parties at the following addresses or facsimile numbers (or at such other address or facsimile number or email address for a Party as shall be specified for such purpose in a notice given in accordance with this Section 10.6):

If to Parent or Merger Sub:

Silver Lake Partners

9 West 57th Street

32nd Floor

New York, NY 10019

Attention: Andrew J. Schader

Facsimile: (212) 981-3566

Email: andy.schader@silverlake.com

With a copy (which shall not constitute notice) to:

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York City, NY 10017

Attention: William R. Dougherty

Ben Schaye

Facsimile: (212) 455-2502

Email: wdougherty@stblaw.com

ben.schaye@stblaw.com

If to the Company:

Blackhawk Network Holdings, Inc.

6220 Stoneridge Mall Road

Pleasanton, CA 94588

Attention: Talbott Roche, Chief Executive Officer and President

Kirsten Richesson, General Counsel

Facsimile: (925) 226-9083

Email: Talbott.Roche@bhnetwork.com

Kirsten.Richesson@bhnetwork.com

With a copy (which shall not constitute notice) to:

Wachtell, Lipton Rosen & Katz

51 West 52nd Street

New York, New York 10019

Attention: Edward D. Herlihy

David E. Shapiro

Facsimile: (212) 403-2000

Email: EDHerlihy@wlrk.com

DEShapiro@wlrk.com

10.7. Entire Agreement. This Agreement (including the Company Disclosure Letter and Exhibits) and the Confidentiality Agreement, dated May 22, 2017, between Silver Lake Management Company IV, L.L.C. and the Company and the Confidentiality Agreement, dated October 25, 2017, between P2 Capital Partners, LLC and the Company (collectively, the “Confidentiality Agreements”) constitute the entire agreement between the Parties with respect to the subject matter hereof and thereof and supersede all other prior and contemporaneous agreements, negotiations, understandings, representations and warranties, oral or written with respect to such matters.

10.8. No Third-Party Beneficiaries. Except as provided in Section 7.11, Parent and Merger Sub hereby agree that their respective representations, warranties and covenants set forth herein are solely for the benefit of the Company and the Company hereby agrees that its representations, warranties and covenants set forth herein are solely for the benefit of Parent and Merger Sub, in accordance with and subject to the terms of this Agreement, and this Agreement is not intended to, and does not, confer upon any Person other than the Parties any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein, and the Parties hereby further agree that this Agreement may only be enforced against, and any Proceeding that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement may only be made against, the Persons expressly named as Parties; provided, however, that (i) the Persons referred to in the last sentence of Section 7.14(a), Section 9.5 and Section 10.14 shall be third party beneficiaries of, and shall be entitled to rely on, such sections, (ii) if the Effective Time occurs, the holders of Shares shall be third party beneficiaries of, and shall be entitled to rely on, Article IV, (iii) if the Effective Time occurs, the Indemnified Parties shall be third party beneficiaries of, and shall be entitled to rely on, Section 7.11, (iv) if the Effective Time occurs, the holders of Company Equity Awards and the Kroger Warrant shall be third party beneficiaries of, and shall be entitled to rely on, Article IV, and (v) the Debt Financing Sources and their Representatives shall be third party beneficiaries of, and shall be entitled to rely on, Section 9.5(f), the last sentence of Section 10.2, Section 10.4(c), Section 10.4(d), this clause (v) to the proviso in this Section 10.8 and Section 10.14(b).

10.9. Obligations of Parent and of the Company. Whenever this Agreement requires a Subsidiary of Parent to take any action, such requirement shall be deemed to include an undertaking on the part of Parent to cause such Subsidiary to take such action. Whenever this Agreement requires a Subsidiary of the Company to take any action, such requirement shall be deemed to include an undertaking on the part of the Company to cause such Subsidiary to take such action and, after the Effective Time, on the part of the Surviving Corporation to cause such Subsidiary to take such action.

10.10. Severability. The provisions of this Agreement shall be deemed severable and the illegality, invalidity or unenforceability of any provision shall not affect the legality, validity or enforceability of any other provision hereof. If any provision of this Agreement, or the application thereof to any Person or any circumstance, is illegal, invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be legal, valid and enforceable, the intent and purpose of such illegal, invalid or unenforceable provision, and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such illegality, invalidity or unenforceability, nor shall such illegality, invalidity or unenforceability affect the legality, validity or enforceability of such provision, or the application thereof, in any other jurisdiction; provided, that the Parties intend that the remedies and limitations thereon (including provisions that the payment of the Parent Termination Fee shall be the sole and exclusive remedy of the recipient thereof, limitations on specific performance and other equitable remedies in Section 10.5 and the other limitations on the liabilities of the Parent Related Parties) contained in Article IX and Article X be construed as an integral provision of this Agreement and that such remedies and limitations shall not be severable in any manner that increases any Parent Related Party’s liability or obligations hereunder or under the Financing.

10.11. Interpretation and Construction.

(a) The table of contents and headings herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof.

(b) Where a reference in this Agreement is made to an Article, Section, Subsection, Recital, Preamble or Exhibit, such reference shall be to an Article, Section, Subsection, Recital, Preamble or Exhibit of or to this Agreement, unless otherwise indicated.

(c) Unless the express context otherwise requires: (i) the word “day” means calendar day; (ii) the words “hereto,” “hereof,” “herein,” “hereunder” and words of similar import when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision of this Agreement; (iii) the terms defined in the singular have a comparable meaning when used in the plural and vice versa; (iv) the term “dollars” and the symbol “$” mean United States Dollars and all amounts in this Agreement shall be paid in United States Dollars, unless specifically otherwise provided, and in the event any amounts, costs, fees or expenses incurred by any Party pursuant to this Agreement are denominated in a currency other than United States Dollars, the United States Dollar equivalent for such costs, fees and expenses shall be determined by converting such other currency to United States Dollars at the foreign exchange rates published in the Wall Street Journal and in effect at the time such amount, cost, fee or expense is incurred, and in the event the resulting conversion yields a number that extends beyond two decimal points, rounded to the nearest penny; (v) whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”; (vi) references in this Agreement to any gender include the other gender; (vii) references in this Agreement to the “United States” mean the United States of America and its territories and possessions; (viii) the word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends and such phrase shall not mean simply “if”; (ix) all accounting terms used herein and not expressly defined herein shall have the meanings given to them under GAAP; (x) except as otherwise specifically provided herein, all references in this Agreement to any statute include the rules and regulations promulgated thereunder, in each case as amended, re-enacted, consolidated or replaced from time to time and in the case of any such amendment, re-enactment, consolidation or replacement, reference herein to a particular provision shall be read as referring to such amended, re-enacted, consolidated or replaced provision and also include, unless the context otherwise requires, all applicable guidelines, bulletins or policies made in connection therewith and (xi) the term “or” is not exclusive.

(d) Whenever this Agreement refers to a number of days, such number shall refer to calendar days, unless Business Days are specified.

(e) The Parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement.

(f) The Company Disclosure Letter may include items and information the disclosure of which is not required either in response to an express disclosure requirement contained in a provision of this Agreement or as an exception to one or more representations or warranties contained in Article V or Article VI or to one or more covenants contained in Article VII. Inclusion of any items or information in a Company Disclosure Letter shall not be deemed to be an acknowledgement or agreement that any such item or information (or any undisclosed item or information of comparable or greater significance) is “material” or that, individually or in the aggregate, has had or would reasonably be expected to result in a Material Adverse Effect or to affect the interpretation of such term for purposes of this Agreement.

(g) Except as otherwise specifically provided herein, all references in this Agreement to any agreement (including this Agreement), Contract, document or instrument mean such agreement, Contract, document or instrument as amended, supplemented, qualified, modified, varied, restated or replaced from time to time in accordance with the terms thereof and, unless otherwise specified therein, include all schedules, annexes, addendums, exhibits and any other documents attached thereto, in each case as of the date hereof and only to the extent made available as of the date hereof.

10.12. Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assignable or delegable (as the case may be), in whole or in part, by operation of Law or otherwise, and any attempted or purported assignment or delegation in violation of this Section 10.12 shall be null and void; provided, however, that Parent (i) may designate, by written notice to the Company, another wholly owned direct or indirect Subsidiary to be a constituent corporation in lieu of Merger Sub, in which event all references herein to Merger Sub shall be deemed references to such other Subsidiary, except that all representations and warranties made herein with respect to Merger Sub as of the date hereof shall be deemed representations and warranties made with respect to such other Subsidiary as of the date of such designation and (ii) assign all or a portion of its obligations hereunder to any Affiliate; provided that any such designation in the foregoing clause (i) shall not materially impede or delay the consummation of the transactions contemplated by this Agreement or otherwise materially impede the rights of the stockholders of the Company under this Agreement; provided further, that no such assignment in the foregoing clause (ii) shall relieve Parent of its obligations hereunder.

10.13. Certain Definitions. As used in this Agreement, except as otherwise specifically provided herein, the following terms have the meanings set forth in this Section 10.13:

“Acquisition Proposal” means (a) any inquiry, proposal or offer with respect to a merger, joint venture, partnership, consolidation, dissolution, liquidation, tender offer, recapitalization, reorganization, spin-off, share exchange, business combination, purchase or similar transaction involving the Company or any of its Subsidiaries and (b) any acquisition by any Person or group (as defined in or under Section 13 of the Exchange Act) other than the Company or any of its Subsidiaries, Parent, Merger Sub or any controlled Affiliate thereof, or proposal or offer, which, in the case of each of clauses (a) and (b), if consummated would result in any Person or group (as defined in or under Section 13 of the Exchange Act) becoming the beneficial owner, directly or indirectly, in one or a series of related transactions, of 15% or more of the total voting power of any class of equity securities of the Company or any of its Subsidiaries, or 15% or more of the consolidated net income, consolidated net revenue or consolidated total assets (including equity securities of its Subsidiaries) of the Company, in each case other than the transactions contemplated by this Agreement.

“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with such Person as of the date on which, or at any time during the period for which, the determination of affiliation is being made (for purposes of this definition, the term “control” (including the correlative meanings of the terms “controlled by” and “under common control with”), as used with respect to any Person, means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by Contract or otherwise).

“Agreement” has the meaning set forth in the Preamble.

“Alternative Acquisition Agreement” has the meaning set forth in Section 7.2(c)(ii).

“Anti-Corruption Laws” means (a) the U.S. Foreign Corrupt Practices Act of 1977 (15 U.S.C. § 78dd1, et seq.), (b) the Corruption of Foreign Public Officials Act, S.C. 2002, c. 8 (Canada), (c) the U.K. Bribery Act 2010 and (d) all other anti-bribery, anti-corruption, anti-money-laundering and similar applicable Laws of each jurisdiction in which the Company and its Subsidiaries operate or have operated and in which any Person associated with or acting on behalf of the Company or any of its Subsidiaries, including any officer, director, employee, agent and Affiliate thereof is conducting or has conducted business involving the Company or any of its Subsidiaries.

“Anti-Money Laundering Laws” means all applicable financial recordkeeping, reporting and registration requirements, including the money laundering statutes of any jurisdiction applicable to the Company or its Subsidiaries, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any Governmental Entity from time to time, including the Financial Crimes Enforcement Network of the U.S. Department of the Treasury (“FinCEN”), and any legal requirement implementing the “Forty Recommendations” published by the Financial Action Task Force on Money Laundering.

“Applicable Date” has the meaning set forth in Section 5.5(a).

“Bankruptcy and Equity Exception” has the meaning set forth in Section 5.3(a).

“Benefit Plans” means any benefit and compensation plan, program, policy, practice, agreement, contract, arrangement (including employment agreements) or other obligation, whether or not in writing and whether or not funded, in each case, which is sponsored or maintained, or required to be contributed to, by the Company or any of its Subsidiaries, including any ERISA Plans, employment, consulting, retirement, severance, termination or change-in-control agreements, deferred compensation, stock based, incentive bonus, supplemental retirement, profit sharing, insurance, medical, welfare, fringe or other benefits or remuneration of any kind.

“Book-Entry Share” has the meaning set forth in Section 4.1(a).

“Business Day” means any day ending at 11:59 p.m. (New York City time) other than a Saturday or Sunday or a day on which (i) banks are required or authorized to close in New York City, New York, or (ii) for purposes of determining the Closing Date only, the Department of State of the State of Delaware is required or authorized to close.

“Bylaws” has the meaning set forth in Section 2.2.

“Cards” means any prepaid card, reloadable card, payroll card or similar instrument that is issued by a licensee of a Card Association with respect to which the Company or any of its Subsidiaries serves as the program manager and/or processor.

“Card Association” means MasterCard Incorporated, VISA Inc., their related international entities, and any other card association, network, gateway service or similar interchange or entity (including Pulse Network and other debit card networks and links) with whom the Company, any of its Subsidiaries or any Issuing Bank may have a Contract for processing and/or facilitating switching settlement of transaction media generated by holders of Cards or similar instruments issued by licensees of such groups; provided, that with respect to Issuing Banks, the foregoing shall be limited to associations, networks and similar entities with respect to which the Issuing Banks sponsors one or more Card programs on behalf of the Company or any of its Subsidiaries.

“Certificate” has the meaning set forth in Section 4.1(a).

“Certificate of Merger” has the meaning set forth in Section 1.3.

“Change of Recommendation” has the meaning set forth in Section 7.2(c)(i).

“Charter” has the meaning set forth in Section 2.1.

“Closing” has the meaning set forth in Section 1.2.

“Closing Date” has the meaning set forth in Section 1.2.

“Code” has the meaning set forth in Section 4.2(g).

“Company” has the meaning set forth in the Preamble.

“Company 2018 Employee RSU Award” means a Company RSU Award granted on or after January 1, 2018 to any employee below the position of Vice President as of the date of grant.

“Company 2018 VP RSU Award” means a Company RSU Award granted on or after January 1, 2018 to any employee in the position of Vice President or higher as of the date of grant.

“Company Approvals” has the meaning set forth in Section 5.4(a).

“Company Board” has the meaning set forth in the Recitals.

“Company Disclosure Letter” has the meaning set forth in Article V.

“Company Equity Awards” means Company Exercisable Awards, Company Restricted Share Awards, Company Cashed Out RSU Awards, Company Pre-2018 RSU Awards, Company 2018 Employee RSU Awards, Company 2018 VP RSU Awards or Company Performance Share Awards.

“Company ESPPs” means the 2013 Employee Stock Purchase Plan and the International Employee Stock Purchase Plan, as such plans are amended, restated, supplemented or otherwise modified from time to time in accordance with their terms.

“Company Labor Agreements” has the meaning set forth in Section 5.16(a).

“Company Options” means all options to acquire Shares granted pursuant to a Stock Plan.

“Company Cashed Out RSU Award” means (x) a Company RSU Award with a grant date prior to (but not including) June 1, 2016 and (y) a Company RSU Award held by a non-employee director (regardless of when granted).

“Company Exercisable Award” has the meaning set forth in Section 4.3(a).

“Company Performance Share Award” has the meaning set forth in Section 4.3(c)(iv).

“Company Performance Share Award Consideration” has the meaning set forth in Section 4.3(c)(iv).

“Company Pre-2018 RSU Award” means a Company RSU Award with a grant date during the period commencing (and including) June 1, 2016 and ending (but not including) January 1, 2018, excluding any Company Cashed Out RSU Award.

“Company Recommendation” has the meaning set forth in Section 5.3(b).

“Company Related Parties” has the meaning set forth in Section 9.5(f).

“Company Reports” has the meaning set forth in Section 5.5(a).

“Company Restricted Share Award” has the meaning set forth in Section 4.3(b).

“Company Restricted Share Award Consideration” has the meaning set forth in Section 4.3(b).

“Company RSU Award” has the meaning set forth in Section 4.3(c).

“Company RSU Award Consideration” has the meaning set forth in Section 4.3(c).

“Company SARs” means all stock appreciation rights with respect to Shares granted pursuant to a Stock Plan.

“Compensation Committee” has the meaning set forth in Section 4.3(e).

“Compliant” means, with respect to the Required Financial Information, that such Required Financial Information, when taken as a whole, does not, in each case, with respect to the Company and its Subsidiaries, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make such Required Financial Information not materially misleading in the light of the circumstances under which it was furnished

“Confidentiality Agreements” has the meaning set forth in Section 10.7.

“Consent” means authorization, permit, consent or approval of any Governmental Entity.

“Consumer Policies” means all policies and procedures relating to consumer financial protection laws or regulations administered or enforced by the Consumer Financial Protection Bureau.

“Continuing Employee” has the meaning set forth in Section 7.9(a).

“Contract” means any legally binding agreement, lease, sublease, license, contract, note, mortgage, indenture, arrangement or other obligation, other than any Benefit Plan.

“Converted RSU Award” has the meaning set forth in Section 4.3(c).

“Convertible Note Hedge Obligations” means any hedge obligations entered into in connection with the Convertible Notes, including those evidenced by (a) the Base Convertible Bond Hedge Transaction Confirmation, dated as of July 21, 2016, between the Company and Wells Fargo Bank, National Association, (b) the Base Convertible Bond Hedge Transaction Confirmation, dated as of July 21, 2016, between the Company and Bank of America, N.A., (c) the Base Convertible Bond Hedge Transaction Confirmation, dated as of July 21, 2016, between the Company and Bank of Montreal, (d) the Additional Convertible Bond Hedge Transaction Confirmation, dated as of July 22, 2016, between the Company and Wells Fargo Bank, National Association, (e) the Additional Convertible Bond Hedge Transaction Confirmation, dated as of July 22, 2016, between the Company and Bank of America, N.A., and (f) the Additional Convertible Bond Hedge Transaction Confirmation, dated as of July 22, 2016, between the Company and Bank of Montreal.

“Convertible Note Warrants” means any warrants issued in connection with the Convertible Notes, including those evidenced by (a) the Base Issuer Warrant Transaction Confirmation, dated as of July 21, 2016, between the Company and Wells Fargo Bank, National Association, (b) the Base Issuer Warrant Transaction Confirmation, dated as of July 21, 2016, between the Company and Bank of America, N.A., (c) the Base Issuer Warrant Transaction Confirmation, dated as of July 21, 2016, between the Company and Bank of Montreal, (d) the Additional Issuer Warrant Transaction Confirmation, dated as of July 22, 2016, between the Company and Wells Fargo Bank, National Association, (e) the Additional Issuer Warrant Transaction Confirmation, dated as of July 22, 2016, between the Company and Bank of America, N.A., and (f) the Additional Issuer Warrant Transaction Confirmation, dated as of July 22, 2016, between the Company and Bank of Montreal.

“Convertible Notes” means the Company’s 1.50% Convertible Senior Notes due 2022 issued pursuant to the Convertible Notes Indenture.

“Convertible Notes Indenture” mean the indenture, dated as of July 27, 2016, between the Company and the Trustee.

“Credit Agreement” means the Amended and Restated Credit Agreement, dated as of July 27, 2016, by and among the Company, as borrower, the lenders referred to therein, as lenders, and Wells Fargo Bank, National Association, as administrative agent, as amended by the First Amendment thereto dated April 25, 2017, and the Second Amendment thereto dated August 28, 2017.

“Credit Agreement Termination” has the meaning set forth in Section 7.15.

“D&O Insurance” has the meaning set forth in Section 7.11(b).

“Debt Commitment Letters” has the meaning set forth in Section 6.5(a).

“Debt Financing” has the meaning set forth in Section 6.5(a).

“Debt Financing Sources” means the entities (or any of their Affiliates) that have committed to provide or arrange or have otherwise entered into agreements in connection with all or any part of the Debt Financing in connection with the transactions contemplated by this Agreement, including the parties to the Debt Commitment Letter and any joinder agreements, indentures or credit agreements entered into pursuant thereto or relating thereto and their respective officers, directors, employees, agents, Representatives and successors and assigns, in each case, solely in their capacities as such.

“Definitive Agreements” has the meaning set forth in Section 7.13(a).

“Delisting Period” has the meaning set forth in Section 7.7.

“DGCL” has the meaning set forth in the Recitals.

“Dissenting Shares” has the meaning set forth in Section 4.1(a).

“Dissenting Stockholders” has the meaning set forth in Section 4.1(a).

“Distributor” has the meaning set forth in Section 5.8(h).

“DTC” has the meaning set forth in Section 4.2(b)(i).

“Effect” has the meaning set forth in the definition of “Material Adverse Effect.”

“Effective Time” has the meaning set forth in Section 1.3.

“Eligible Shares” has the meaning set forth in Section 4.1(a).

“Environmental Law” means any Law relating to: (a) the protection, investigation or restoration of the environment, health, safety, or natural resources, (b) the handling, use, storage, treatment, transportation, presence, disposal, release or threatened release of any harmful or deleterious substance (c) noise, odor, indoor air, employee exposure, wetlands, pollution, contamination or any injury or threat of injury to persons or property relating to any Hazardous Substance.

“Equity Commitment Letters” has the meaning set forth in Section 6.5(a).

“Equity Financing” has the meaning set forth in Section 6.5(a).

“Equity Financing Sources” has the meaning set forth in Section 6.5(a).

“ERISA” means the Employee Retirement Income Security Act of 1974.

“ERISA Affiliate” means all employers (whether or not incorporated) that would be treated together with the Company or any of its Subsidiaries as a “single employer” within the meaning of Section 414 of the Code.

“ERISA Plans” means “employee benefit plans” within the meaning of Section 3(3) of ERISA.

“Exchange Act” means the Securities Exchange Act of 1934.

“Exchange Fund” has the meaning set forth in Section 4.2(a)(i).

“Exchange Ratio” means a fraction (a) the numerator of which shall be the Per Share Merger Consideration and (b) the denominator of which shall be the price per share paid by the Equity Financing Sources to acquire Parent Capital Stock in connection with the Closing.

“Excluded Share” and “Excluded Shares” have the meanings set forth in Section 4.1(a).

“Expense Reimbursement” has the meaning set forth in Section 9.5(c).

“Fair Value” means the amount at which the assets (both tangible and intangible), in their entirety, of the Surviving Corporation and its Subsidiaries would change hands between a willing buyer and a willing seller, within a commercially reasonable period of time, each having reasonable knowledge of the relevant facts, with neither being under any compulsion to act.

“Financing” has the meaning set forth in Section 6.5(a).

“Financing Commitments” has the meaning set forth in Section 6.5(a).

“FinCEN” has the meaning set forth in the definition of “Anti-Money Laundering Laws.”

“GAAP” means United States generally accepted accounting principles.

“Go-Shop Period” has the meaning set forth in Section 7.2(a).

“Government Regulatory Entity” has the meaning set forth in Section 7.5(c)(i).

“Government Official” means any official, officer, employee, or Representative of, or any Person acting in an official capacity for or on behalf of, any Governmental Entity, and includes any official or employee of any entity directly or indirectly owned or controlled by any Governmental Entity, and any officer or employee of a public international organization, as well as any Person acting in an official capacity for or on behalf of any such Governmental Entity, or for or on behalf of any such public international organization.

“Governmental Entity” has the meaning set forth in Section 5.4(a).

“Guarantors” has the meaning set forth in the recitals.

“Hazardous Substance” means any substance that is: (a) listed, classified or regulated pursuant to any Environmental Law; (b) any petroleum product or by-product, asbestos-containing material, lead-containing paint or plumbing, polychlorinated biphenyls, mold, radioactive material or radon; and (c) any other substance or waste which may be the subject of regulatory action by any Governmental Entity in connection with any Environmental Law.

“HSR Act” has the meaning set forth in Section 5.4(a).

“Import and Export Laws” means all economic sanctions, export and re-export Laws of the United States (including the U.S. International Traffic in Arms Regulation, the Export Administration Regulations and U.S. sanctions Laws and regulations administered by the United States Department of the Treasury’s Office of Foreign Assets Control (“OFAC”) and the U.S. Department of State), the United Nations Security Council, the European Union, European Union member states, the United Kingdom, and any other countries in which the Company or its Subsidiaries conduct business.

“Indemnified Parties” has the meaning set forth in Section 7.11(a).

“Intellectual Property Rights” means all intellectual property and proprietary rights, including all (a) trademarks, service marks, brand names, trade, corporate and d/b/a names, Internet domain names, social and mobile media identifiers, logos, trade dress, and other indicia of source or origin, all common-law rights relating thereto and all goodwill symbolized thereby; (b) patents, inventions and discoveries; (c) confidential information, trade secrets and know-how, processes, methods, and algorithms; (d) copyrights and works of authorship (including copyrights in IT Assets, website and mobile content and documentation); and (e) registrations, applications, renewals, divisionals, continuations, continuations-in-part, re-examinations, re-issues, extensions and foreign counterparts relating to the foregoing.

“Intermediate Holdings” has the meaning set forth in the Recitals.

“Intervening Event” means a material positive event, fact, development or occurrence (other than any event, fact, development or occurrence resulting from a breach of this Agreement by the Company) with respect to the Company and its Subsidiaries or the business of the Company and its Subsidiaries, in each case taken as a whole, that (a) is neither known, nor reasonably foreseeable (with respect to substance or timing), by the Company Board as of or prior to the execution and delivery of this Agreement and (b) first occurs, arises or becomes known to the Company Board after the execution and delivery of this Agreement and on or prior to the date of the Requisite Company Vote; provided that (i) any event, fact, development or occurrence that involves or relates to an Acquisition Proposal or a Superior Proposal or any inquiry or communications or matters relating thereto, (ii) any event, fact, development or occurrence that results from the announcement, pendency and consummation of this Agreement or the Merger or any actions required to be taken or to be refrained from being taken pursuant to this Agreement, (iii) the fact that the Company meets or exceeds any internal or analysts’ expectations or projections, or (iv) any changes or lack thereof after the date hereof in the market price or trading volume of the Shares, individually or in the aggregate, will not be deemed to constitute an Intervening Event.

“IRS” has the meaning set forth in Section 5.15(d).

“Issuing Bank” means a financial institution that sponsors the Company or one or more of its Subsidiaries as a participant in a Card Association or issues Cards (or maintains deposits) in connection with a prepaid, payroll or other Card program marketed or distributed by the Company or one or more of its Subsidiaries.

“IT Assets” means computers, computer software, code, websites, applications, databases, networks, hardware, firmware, middleware, servers, workstations, routers, hubs, switches, data communications lines, and all other information technology and related equipment.

“Knowledge” or any similar phrase means (a) with respect to the Company, the collective actual knowledge of the individuals set forth in Section 10.13(a) of the Company Disclosure Letter, in each case after reasonable inquiry of such individuals’ direct reports and (b) with respect to Parent and Merger Sub, the collective actual knowledge of the individuals set forth in Section 10.13(b) of the Company Disclosure Letter, in each case after reasonable inquiry of such individuals’ direct reports.

“Kroger Warrant” means the Stock Purchase Warrant issued by the Company to The Kroger Co. on October 31, 2017.

“Laws” has the meaning set forth in Section 5.8(a).

“Leased Real Property” has the meaning set forth in Section 5.14(a).

“Licenses” has the meaning set forth in Section 5.8(b).

“Lien” has the meaning set forth in Section 5.2(a).

“Limited Guarantee” has the meaning set forth in the recitals.

“Marketing Period” means the first period of fourteen consecutive Business Days commencing after the date hereof throughout which (i) Parent shall have the Required Financial Information and such Required Financial Information (which shall be the same information throughout the period) is Compliant and (ii) the conditions set forth in Sections 8.1 and 8.2 shall have been satisfied (other than those conditions that by their nature are to be satisfied at the Closing), assuming that the Closing Date were to be scheduled for any time during such fourteen consecutive Business Day period, or (to the extent permitted by applicable Law) waived; provided, however, that (A) (x) if such fourteen consecutive Business Day period has not ended on or prior to June 29, 2018, then such period shall not start until July 9, 2018 and (y) if such fourteen consecutive Business Day period has not ended on or prior to August 17, 2018, then such period shall not start until September 4, 2018 and (B) the Marketing Period shall be deemed not to have commenced if, after the date hereof and prior to the completion of such fourteen consecutive Business Day period, (x) the independent auditors of the Company shall have withdrawn its audit opinion with respect to any year-end audited financial statements of the Company and its Subsidiaries included in the Required Financial Information, in which case the Marketing Period shall be deemed not to commence unless and until such independent auditors or another nationally recognized independent accounting firm reasonably acceptable to Parent has issued an unqualified audit opinion with respect to such financial statements or (y) any of the financial statements of the Company and its Subsidiaries included in the Required Financial Information shall have been restated or the Company shall have determined or publicly announced that a restatement of any financial statements of the Company and its Subsidiaries included in the Required Financial Information is required, in which case the Marketing Period shall be deemed not to commence unless and until such restatement has been completed and the Required Financial Information has subsequently been amended and delivered to Parent or the Company has determined in writing or publicly announced, as applicable, that no such restatement shall be required; provided, that if the Company shall in good faith reasonably believe that it has provided the Required Financial Information and that such Required Financial Information is Compliant, it may deliver to Parent a written notice to that effect (stating the date upon which it believes it completed such delivery or provided such access to Required Financial Information that is Compliant), in which case (subject to satisfaction of any other conditions, and compliance with the terms of each other provision, of this definition (including the requirement that Required Financial Information be the same information throughout the period)) such fourteen consecutive Business Day period referred to above shall be deemed to have commenced on the date such notice is delivered to Parent unless Parent in good faith reasonably believes the

Company has not provided the Required Financial Information that is Compliant or that clauses (ii) or (iii) of this definition have not been satisfied and, within two Business Days after the giving of such notice by the Company, gives a written notice to the Company to that effect (stating with specificity any elements of noncompliance and/or nonsatisfaction).

“Material Adverse Effect” means any change, event, occurrence, state of facts, condition, circumstance, development or effect (each, an “Effect”) that, individually or in the aggregate with such other Effects has had, or would reasonably be expected to have, a material adverse effect on the business, results of operations or financial condition of the Company and its Subsidiaries, taken as a whole; provided, however, that for purposes of the foregoing, none of the following, in and of itself or themselves shall be deemed to constitute or be taken into account in determining whether there has occurred or would reasonably be expected to occur a Material Adverse Effect: (a) changes in the economy, credit or financial markets or political, regulatory or business conditions in the United States or any other countries in which the Company or any of its Subsidiaries has any material operations; (b) Effects that are the result of factors generally affecting the industries in which the Company and its Subsidiaries operate; (c) changes in GAAP or in any Law unrelated to this Agreement or the Merger and of general applicability, including the repeal thereof, or in the interpretation or enforcement thereof, after the date hereof; (d) any failure by the Company to meet any internal or public projections or forecasts or estimates of revenues or earnings; provided that the exception in this clause (d) shall not prevent or otherwise affect a determination that any Effect (not otherwise excluded under this definition) underlying such failure has resulted in, or contributed to, or would reasonably be expected to result in, or contribute to a Material Adverse Effect; (e) any Effect resulting from acts of war (whether or not declared), civil disobedience, hostilities, sabotage (other than cyberattacks affecting the Company and its Subsidiaries), terrorism, military actions or the escalation of any of the foregoing, any hurricane, flood, tornado, earthquake or other catastrophic weather or natural disaster, or any pandemic; (f) the entry into, announcement, pendency or performance of this Agreement and the transactions contemplated hereby, including any changes in the relationship of the Company or any of its Subsidiaries, contractual or otherwise, with customers, employees, unions, suppliers, distributors, financing sources, partners or similar relationship; provided, however, that the exceptions in this clause (f) shall not apply with respect to references to Material Adverse Effect in the representations and warranties contained in Section 5.4 (and in Section 8.2(a) and Section 9.4(c) to the extent related to such portions of such representation); (g) a decline in the market price, or change in trading volume, of the Shares on NASDAQ; provided that the exception in this clause (g) shall not prevent or otherwise affect a determination that any Effect (not otherwise excluded under this definition) underlying such decline or change has resulted in, or contributed to, or would reasonably be expected to result in, or contribute to, a Material Adverse Effect; or (h) any legal proceedings made or brought by any of the current or former stockholders of the Company (on their own behalf or on behalf of the Company), but in any event only in their capacities as current or former stockholders, or otherwise under the DGCL or other applicable Law, arising out of or related to this Agreement or any of the transactions contemplated hereby; provided further, that, with respect to clauses (a), (b), (c), and (e), such Effect shall be taken into account in determining whether a “Material Adverse Effect” has occurred (i) if it disproportionately adversely affects the Company and its Subsidiaries compared to other companies of similar size operating in the industries in which the Company and its Subsidiaries operate (provided, that only the incremental disproportionate adverse effects of such Effects may be taken into account in determining whether there has been, or would reasonably be expected to be, a Material Adverse Effect).

“Material Contract” has the meaning set forth in Section 5.13(a).

“Merger” has the meaning set forth in the Recitals.

“Merger Sub” has the meaning set forth in the Preamble.

“Money Transmitter License” has the meaning set forth in Section 5.8(h).

“NASDAQ” means the Nasdaq Global Select Market.

“Network Rules” has the meaning set forth in Section 5.10.

“No-Shop Period Start Date” has the meaning set forth in Section 7.2(b).

“Non-U.S. Benefit Plan” has the meaning set forth in Section 5.15(a).

“Notice Period” has the meaning set forth in Section 7.2(c).

“OFAC” has the meaning set forth in the definition of “Import and Export Laws.”

“Order” means any order, final award, judgment, injunction, writ, decree (including any consent decree or similar agreed order or judgment), directive, settlement, stipulation, ruling, determination or verdict, whether civil, criminal or administrative, in each case, that is entered, issued, made or rendered by any Governmental Entity.

“Original Date” has the meaning set forth in Section 7.4(a).

“Outside Date” has the meaning set forth in Section 9.2(a).

“P2 Fund I” has the meaning set forth in the Recitals.

“P2 Funds” has the meaning set forth in the Recitals.

“Parent” has the meaning set forth in the Preamble.

“Parent Approvals” has the meaning set forth in Section 6.3(a).

“Parent Capital Stock” means the same class of equity securities of Parent as are held by the Equity Financing Sources immediately following the Closing.

“Parent Related Parties” has the meaning set forth in Section 9.5(f).

“Parent Termination Fee” has the meaning set forth in Section 9.5(d).

“Party” and “Parties” have the meanings set forth in the Preamble.

“Paying Agent” has the meaning set forth in Section 4.2(a)(i).

“Paying Agent Agreement” has the meaning set forth in Section 4.2(a)(ii).

“Per Share Merger Consideration” has the meaning set forth in Section 4.1(a).

“Permitted Liens” means (i) zoning restrictions, easements, rights-of-way or other restrictions on the use of real property (provided, that such liens and restrictions do not materially and adversely impair the Company’s current business operations at such location), (ii) pledges or deposits by the Company or any of its Subsidiaries under workmen’s compensation Laws, unemployment insurance Laws or similar legislation, or good faith deposits in connection with bids, tenders or Contracts to which such entity is a party, or deposits to secure public or statutory obligations of such entity, (iii) Liens imposed by Law, including carriers’, warehousemen’s, landlords’ and mechanics’ liens for sums not yet due or being contested in good faith by appropriate proceedings, (iv) statutory Liens for Taxes, assessments or other governmental charges not yet due and payable or which are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP, (v) Liens or imperfections of title that do not materially impair the ownership or use of the assets to which they relate, (vi) non-exclusive licenses granted to customers in the ordinary course of business by the Company or its Subsidiaries or (vii) Liens granted to secure (A) intercompany borrowings among the Company and its Subsidiaries, (B) the “Secured Obligations” as defined in and pursuant to the Credit Agreement, or (C) any Indebtedness incurred as permitted under this Agreement.

“Person” means, as broadly interpreted, any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity, the media or other entity of any kind or nature.

“Personal Information” means a Person’s name, address, telephone number, electronic mail address, social security number, bank account or credit or debit card number, sensitive personal information and/or any special categories of personal information regulated by applicable Law.

“Post-Closing SEC Reports” has the meaning set forth in Section 7.7.

“Present Fair Salable Value” means the amount that may be realized if the aggregate assets of the Surviving Corporation and its Subsidiaries (including goodwill) are sold as an entirety with reasonable promptness in an arm’s length transaction under then-present conditions for the sale of comparable business enterprises.

“Privacy Laws” means any Law relating to data, privacy, personal and/or Personal Information and/or IT Assets security, including the EU Data Protection Directive 95/46/EC, the ePrivacy Directive 2002/58/EC, as implemented by EU Member States, the Gramm-Leach-Bliley Act, the Payment Card Industry Data Security Standard, as adopted by the PCI Security Standards Council, LLC and all other Laws, industry standards, certifications and best practices relating to privacy, data, IT Assets Security and Personal Information.

“Privacy Policies” means all policies and procedures relating to Personal Information and/or the privacy or security, operation, backup, business continuity, disaster recovery or redundancy of any IT Assets (and any data stored, transmitted or processed thereby), including policies and procedures adopted to ensure compliance with the Gramm-Leach-Bliley Act of 1999, as amended, and the Telephone Consumer Protection Act.

“Proceeding” means any action, cause of action, claim, demand, charge, litigation, suit, investigation, grievance, citation, summons, subpoena, inquiry, audit, hearing, originating application to a tribunal, arbitration or other similar proceeding of any nature, civil, criminal, regulatory, administrative or otherwise, whether in equity or at law, in contract, in tort or otherwise.

“Proxy Statement” has the meaning set forth in Section 7.3(a).

“Real Property Encumbrance” means any mortgage, lien, pledge, charge, security interest, easement, covenant, or other restriction or title matter or encumbrance of any kind in respect of such asset but specifically excludes: (a) encumbrances for current Taxes or other governmental charges not yet due and payable; (b) mechanics’, carriers’, workmen’s, repairmen’s or other like encumbrances arising or incurred in the ordinary course of business for amounts not yet past due, or the validity or amount of which is being contested in good faith by appropriate Proceedings and which are reflected on or specifically reserved against or otherwise disclosed in the consolidated balance sheets included in the Company Reports; (c) other encumbrances that do not, individually or in the aggregate, materially impair the continued use, operation, value or marketability of the specific parcel of Leased Real Property to which they relate or the conduct of the business of the Company and its Subsidiaries as presently conducted; and (d) easements, rights of way or other similar matters or restrictions or encumbrances that may be shown or disclosed by a current and accurate survey or diligently conducted physical inspection which, in each case, do not materially impair the occupancy or use of the Leased Real Property for the purposes for which it is currently operated or used in connection with the business of the Company and its Subsidiaries.

“Registered” means issued by, registered with, renewed by or the subject of a pending application before any Governmental Entity or Internet domain name registrar.

“Representatives” has the meaning set forth in Section 7.2(b) and shall include, in the case of Parent, the Debt Financing Sources and any Representatives thereof.

“Required Financial Information” means the financial statements of the Company required to be delivered in order to satisfy the condition set forth in paragraph 5 of Exhibit C to the Debt Commitment Letter (as in effect on the date hereof).

“Required Financing Amount” has the meaning set forth in Section 6.5.

“Requisite Company Vote” has the meaning set forth in Section 5.3(a).

“Restricted Share Consideration” has the meaning set forth in Section 4.3(c)(iii).

“Sandler O’Neill” has the meaning set forth in Section 5.3(b).

“Sarbanes-Oxley Act” has the meaning set forth in Section 5.5(a).

“SEC” has the meaning set forth in Article V.

“Securities Act” means the Securities Act of 1933.

“Share” and “Shares” have the meanings set forth in the Recitals.

“Significant Content Provider” has the meaning set forth in Section 5.12(a).

“Significant Distribution Partners” has the meaning set forth in Section 5.12(b).

“Significant Subsidiary” means a subsidiary of the Company that would be a “significant subsidiary” within the meaning of Rule 1.02 of Regulation S-X promulgated pursuant to the Exchange Act.

“Solvent” means that, as of any date of determination, (a) the Present Fair Salable Value of the assets of the Surviving Corporation and its Subsidiaries will, as of such date, exceed all of its liabilities, contingent or otherwise, as of such date, (b) the Fair Value of the assets of the Surviving Corporation and its Subsidiaries will, as of such date, exceed its all of its liabilities, contingent or otherwise, as of such date, (c) the Surviving Corporation and its Subsidiaries will not have, as of such date, an unreasonably small amount of capital for the business in which it is engaged or is about to be engaged and (d) the Surviving Corporation and its Subsidiaries will be able to pay their debts as they become absolute and mature, taking into account the timing of and amounts of cash to be received by it and the timing of and amounts of cash to be payable on or in respect of its indebtedness, in each case after giving effect to the transactions contemplated by this Agreement. For purposes of the definition of “Solvent,” (i) “debt” means liability on a “claim” and (ii) “claim” means (A) any right to payment, whether or not such a right is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, secured or unsecured or (B) the right to an equitable remedy for a breach in performance if such breach gives rise to a right to payment, whether or not such equitable remedy is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured or unsecured.

“Standstill Agreement” means an agreement with a Person other than the Company or any of its Subsidiaries, Parent, Merger Sub or any controlled Affiliate thereof that would prohibit such Person, prior to or after the execution, delivery and public announcement of this Agreement, from communicating confidentially an Acquisition Proposal to the Company Board.

“Stock Plans” means, collectively, the Second Amended and Restated 2006 Restricted Stock and Restricted Stock Unit Plan, the Amended and Restated 2007 Stock Option and Stock Appreciation Right Plan, the 2013 Equity Incentive Award Plan (each such plan as amended, restated, supplemented or otherwise modified from time to time in accordance with its terms).

“Stockholders Meeting” has the meaning set forth in Section 7.4(a).

“Subsidiary” means, with respect to any Person, any other Person of which at least a majority of the securities or ownership interests having by their terms ordinary voting power to elect a majority of the board of directors or other persons performing similar functions is directly or indirectly owned or controlled by such Person and/or by one or more of its Subsidiaries.

“Superior Proposal” means an unsolicited bona fide written Acquisition Proposal that would result in any Person or group (as defined in or under Section 13 of the Exchange Act) other than the Company or any of its Subsidiaries, Parent, Merger Sub or any controlled Affiliate thereof becoming the beneficial owner, directly or indirectly, of 50% or more of the total voting power of the equity securities of the Company (or of the surviving entity in a merger involving the Company or the resulting direct or indirect parent of the Company or such surviving entity) or 50% or more of the consolidated total assets (including equity securities of its Subsidiaries) of the Company that the Company Board has determined in good faith, after consultation with its outside legal counsel and financial advisor (a) would result in a transaction that, if consummated, would be more favorable to the stockholders of the Company from a financial point of view than the Merger and the other transactions contemplated by this Agreement (after taking into account any revisions to the terms of the Merger and the other transaction contemplated by Section 7.2(c) of this Agreement pursuant to Section 7.2(c) and the time likely to be required to consummate such Acquisition Proposal) and (b) is reasonably capable of being consummated on the terms so proposed, taking into account all financial, regulatory, legal and other aspects of such proposal, including the likelihood of termination, the sources of and terms of any financing, financing market conditions and the existence of a financing contingency, the timing of closing and the identity of such Person making the proposal.

“Supplemental Indenture” has the meaning set forth in Section 7.12(a).

“Surviving Corporation” has the meaning set forth in Section 1.1.

“Takeover Statute” has the meaning set forth in Section 5.21.

“Tax Return” means any return, report or statement (including information returns) required to be filed with or provided to any Governmental Entity or other person, or maintained, with respect to Taxes, including any schedule or attachment thereto or amendment thereof.

“Taxes” means any taxes of any kind, including those on or measured by or referred to as income, gross receipts, capital, sales, use, ad valorem, franchise, profits, license, withholding, payroll, employment, excise, severance, stamp, occupation, premium, value-added, property or windfall profits taxes, customs, duties or similar fees, assessments or charges of any kind whatsoever, together with any interest and any penalties, additions to tax or additional amounts imposed by any Governmental Entity, domestic or foreign.

“Termination Fee” has the meaning set forth in Section 9.5(b).

“Third-Party Consents” has the meaning set forth in Section 5.4(b)(ii).

“Transaction Litigation” has the meaning set forth in Section 7.17(c).

“Trustee” means The Bank of New York Mellon Trust Company, N.A.

“Willful and Material Breach” means a material breach that is a consequence of an act undertaken by the breaching Party or the failure by the breaching Party to take an act it is required to take under this Agreement, with knowledge that the taking of or failure to take such act would, or would reasonably be expected to, cause a breach of this Agreement.

10.14. Limitation on Recourse.

(a) This Agreement may only be enforced against, and any claim, action, suit or other legal proceeding based upon, arising out of, or related to this Agreement, or the negotiation, execution or performance of this Agreement, may only be brought against the entities that are expressly named as parties hereto and then only with respect to the specific obligations set forth herein with respect to such party. No past, present or future director, officer, employee, incorporator, manager, member, general or limited partner, stockholder, equityholder, controlling person, Affiliate, agent, attorney or other Representative of any party hereto or any of their successors or permitted assigns or any direct or indirect director, officer, employee, incorporator, manager, member, general or limited partner, stockholder, equityholder, controlling person, Affiliate, agent, attorney, Representative, successor or permitted assign of any of the foregoing (each, a “Non-Recourse Party”), shall have any liability for any obligations or liabilities of any party hereto under this Agreement or for any claim or Proceeding (whether in tort, contract or otherwise) based on, in respect of or by reason of the transactions contemplated hereby or in respect of any written or oral representations made or alleged to be made in connection herewith. Without limiting the rights of the Company against Parent, in no event shall the Company or any of its Affiliates seek to enforce this Agreement against, make any claims for breach of this Agreement against, or seek to recover monetary damages from, any Non-Recourse Party.

(b) Notwithstanding anything to the contrary contained herein, the Company, on behalf of themselves and the other Company Related Parties, hereby irrevocably and unconditionally (i) acknowledges and agrees that this Agreement may not be enforced against any Debt Financing Source or its Representatives and none of the Debt Financing Sources or their Representatives shall have any liability under this Agreement or for any claim or Proceeding (whether in tort, contract or otherwise) based on, in respect of, or by reason of, the transactions contemplated hereby, including, but not limited to, any dispute related to, or arising from, the Debt Financing, the Debt Commitment Letter or the performance thereof, (ii) waives any rights or claims against any of the Debt Finance Sources or their Representatives in connection with this Agreement, the Debt Financing or the Debt Commitment Letters, whether at law or equity, in contract, in tort or otherwise, and (iii) agrees not to commence (and if commenced agree to dismiss or otherwise terminate, and not to assist) any action, arbitration, audit, hearing, investigation, litigation, petition, grievance, complaint, suit or proceeding against any Debt Financing Source or its Representatives in connection with this Agreement, the Debt Financing, the Debt Commitment Letter or the transactions contemplated hereby or thereby; provided that, notwithstanding the foregoing, nothing herein shall affect the rights of the Surviving Corporation against the Debt Financing Sources or any of their respective Representatives with respect to the Debt Financing following the Merger.

10.15. Counterparts. This Agreement may be executed in any number of counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement. A signed copy of this Agreement delivered by facsimile, email or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

[Signature Page Follows]

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the Parties as of the date first written above.

BLACKHAWK NETWORK HOLDINGS, INC.

By:	/s/ Talbott Roche
Name: Talbott Roche
Title: Chief Executive Officer and President

[Signature Page to Agreement and Plan of Merger]

BHN HOLDINGS, INC.

By:	/s/ Michael Bingle
Name: Michael Bingle
Title: President

BHN MERGER SUB, INC.

By:	/s/ Michael Bingle
Name: Michael Bingle
Title: President

[Signature Page to Agreement and Plan of Merger]

EXHIBIT A

FORM OF CERTIFICATE OF INCORPORATION OF THE SURVIVING CORPORATION

THE UNDERSIGNED, being a natural person for the purpose of organizing a corporation under the General Corporation Law of the State of Delaware (the “DGCL”), hereby certifies that:

FIRST: The name of the corporation (which is hereinafter referred to as the “Corporation”) is Blackhawk Network Holdings, Inc.

SECOND: The name and address of the registered agent in the State of Delaware is The Corporation Trust Company, 1209 Orange Street, Wilmington, New Castle County, Delaware 19801.

THIRD: The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the DGCL, as from time to time amended.

FOURTH: The total number of shares of capital stock which the Corporation shall have authority to issue is 1,000, all of which shares shall be common stock having a par value per share of $0.001.

FIFTH: In furtherance and not in limitation of the powers conferred by law, subject to any limitations contained elsewhere in this certificate of incorporation, bylaws of the Corporation may be adopted, amended or repealed by a majority of the board of directors of the Corporation, but any bylaws adopted by the board of directors may be amended or repealed by the stockholders entitled to vote thereon. Election of directors need not be by written ballot.

SIXTH: (a) To the maximum extent permitted by the DGCL, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the DGCL is amended after approval by the stockholders of this Article SIXTH to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended, automatically and without further action, upon the date of such amendment.

(b) The Corporation shall indemnify to the fullest extent permitted by law any person made or threatened to be made a party to an action or proceeding, whether criminal, civil, administrative or investigative (a “Proceeding”), by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was a director or officer of the Corporation or any predecessor of the Corporation or serves or served at any other enterprise as a director or officer at the request of the Corporation or any predecessor to the Corporation against all expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any such Proceeding. Such right may include the right to be paid by the Corporation expenses incurred in defending any such Proceeding in advance of its final disposition to the maximum extent permitted under the DGCL, as the same exists or may hereafter be amended. Notwithstanding the preceding sentence, except as otherwise provided in the bylaws, the Corporation shall be required to indemnify a person in connection with a Proceeding initiated by such person only if the Proceeding was authorized in the specific case by the board of directors.(c) The Corporation may indemnify to the fullest extent permitted by law any person made or threatened to be made a party to a Proceeding, by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was an employee or agent of the Corporation or any predecessor of the Corporation, or serves or served at any other enterprise as an employee or agent at the request of the Corporation or any predecessor to the Corporation, against all expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any such Proceeding. Such right may include the right to be paid by the Corporation expenses incurred in defending any such Proceeding in advance of its final disposition to the maximum extent permitted under the DGCL, as the same exists or may hereafter be amended. (d) Neither any amendment nor repeal of this Article SIXTH, nor the adoption of any provision of this Certificate of Incorporation inconsistent with this Article SIXTH, shall eliminate or reduce the effect of this Article SIXTH in respect of any matter occurring, or any Proceeding accruing or arising or that, but for this Article SIXTH, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision.

SEVENTH: To the fullest extent permitted by the DGCL, the Corporation acknowledges that: (i) each Exempted Stockholder (as defined below), director employed by an Exempted Stockholder or one of its affiliates, officer affiliated with an Exempted Stockholder or one of its affiliates and any other officer or director of the Corporation specifically designated by an Exempted Stockholder or one of its affiliates (collectively, the “Exempted Persons”) shall have no duty (contractual or otherwise) not to, directly or indirectly, engage in the same or similar business activities or lines of business as the Corporation or any of its subsidiaries, including those deemed to be competing with the Corporation or any of its subsidiaries; and (ii) in the event that any Exempted Person acquires knowledge of a potential transaction or matter that may be a corporate opportunity for the Corporation, then such Exempted Person shall have no duty (contractual or otherwise) to communicate or present such corporate opportunity to the Corporation or any of its subsidiaries, as the case may be, and shall not be liable to the Corporation or its affiliates or stockholders for breach of any duty (contractual or otherwise) by reason of the fact that such Exempted Person, directly or indirectly, pursues or acquires such opportunity for itself, directs such opportunity to another person, or does not present such opportunity to the Corporation. For purposes of this Article SEVENTH, the term “Exempted Stockholder” shall mean all stockholders of the Corporation other than stockholders who are also officers or employees of the Corporation or any subsidiary of the Corporation or who are permitted transferees of any such person.

IN WITNESS WHEREOF, the undersigned has duly executed this Certificate of Incorporation on this [    ] day of [    ], 2018.

EXHIBIT B

VOTING AND SUPPORT AGREEMENT

(See attached)

VOTING AND SUPPORT AGREEMENT

This VOTING AND SUPPORT AGREEMENT (this “Agreement”), dated as of January 15, 2018, is entered into by and among BHN Holdings, Inc., a Delaware corporation (“Parent”), BHN Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), P2 Capital Master Fund I, L.P., a Cayman Islands exempted limited partnership (“Master Fund I”), P2 Capital Master Fund VI, L.P., a Delaware limited partnership (“Master Fund VI”), P2 Capital Master Fund XII, L.P., a Delaware limited partnership (“Master Fund XII” and, together with Master Fund I and Master Fund VI, the “Stockholders”) and P2 Capital Partners, LLC, a Delaware limited liability company (the “Manager” and, together with the Stockholders, the “P2 Parties”).

WHEREAS, as of the date hereof, the P2 Parties are the record and beneficial owners (as defined in Rule 13d-3 under the Exchange Act) of the number of shares of common stock, par value $0.001 per share (“Common Stock”), of Blackhawk Network Holdings, Inc., a Delaware corporation (the “Company”) set forth opposite each Stockholder’s name on Schedule A (all such shares set forth on Schedule A, together with any additional shares of Common Stock of the Company that are hereafter issued to, or otherwise acquired directly or indirectly or owned, upon the exercise of options, conversion of convertible securities, upon a stock dividend or distribution, upon a split-up, reverse stock split, recapitalization, combination, reclassification or otherwise, and any other securities issued by the Company beneficially or of record, by, the P2 Parties prior to the termination of this Agreement being referred to herein as the “Subject Shares”);

WHEREAS, concurrently with the execution hereof, Parent, Merger Sub and the Company are entering into an Agreement and Plan of Merger, dated as of the date hereof and as it may be amended, supplemented or waived from time to time in accordance with its terms (the “Merger Agreement”), which provides, among other things, for Merger Sub to merge with and into the Company (the “Merger”) with the Company continuing as the surviving corporation, upon the terms and subject to the conditions set forth in the Merger Agreement (capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to such terms in the Merger Agreement); and

WHEREAS, as a condition to their willingness to enter into the Merger Agreement, Parent and Merger Sub have required that the P2 Parties, and as an inducement and in consideration therefor, the P2 Parties (with respect to the Stockholders, solely in such Stockholder’s capacity as a holder of the Subject Shares) have agreed to, enter into this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth below and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, do hereby agree as follows:

ARTICLE I

AGREEMENT TO VOTE

1.1 Agreement to Vote. Subject to the terms of this Agreement, the Stockholders hereby irrevocably and unconditionally agree that, during the time this Agreement is in effect, at every annual or special meeting of the stockholders of the Company held with respect to the matters specified in Section 1.1(b), however called, including any adjournment or postponement thereof, and in connection with any action proposed to be taken by written consent of the stockholders of the Company with respect to the matters specified in Section 1.1(b), the Stockholders shall, in each case to the fullest extent that the Subject Shares are entitled to vote thereon:

(a) cause the Subject Shares to be counted as present thereat for purposes of determining a quorum; and

(b) be present (in person or by proxy) and vote (or cause to be voted), or deliver (or cause to be delivered) a written consent with respect to, the Subject Shares:

(i) in favor of (A) adoption of the Merger Agreement and approval of the Merger and the other transactions contemplated by the Merger Agreement and (B) each of the actions contemplated by the Merger Agreement in respect of which approval of the Company’s stockholders is requested, including any proposal to adjourn or postpone any meeting of the Company’s stockholders held with respect to the matters specified in Section 1.1(b) (which is not opposed by Parent) to a later date if there are not sufficient votes to adopt the Merger Agreement on the date on which such meeting is held;

(ii) against (A) any change in the Company Board, (B) any Acquisition Proposal or any other proposal made in opposition to the Merger Agreement, the Merger or the transactions contemplated by the Merger Agreement, and (C) any other proposal or action that would constitute a breach of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement or of the Stockholders under this Agreement or that that is intended or could reasonably be expected to prevent, frustrate, impede, interfere with, materially delay or adversely affect the Merger or other transactions contemplated by the Merger Agreement; and

(iii) in favor of any other matter submitted to the Company’s stockholders necessary to the consummation of the transactions contemplated by the Merger Agreement, including the Merger.

(c) The Stockholders agree that the obligations specified in this Section 1.1 shall not be affected by any Change of Recommendation except to the extent the Merger Agreement is terminated as a result thereof.

(d) Other than as disclosed on Schedule 2.5, during the time this Agreement is in effect, the Stockholders shall retain at all times the right to vote the Subject Shares in the Stockholders’ sole discretion, and without any other limitation, on any matters other than those set forth in this Section 1.1 that are at any time or from time to time presented for consideration to the Company’s stockholders generally.

1.2 Grant of Irrevocable Proxy; Appointment of Proxy

(a) Each Stockholder hereby irrevocably grant to, and appoint, Parent and any duly appointed designee thereof, as, such Stockholder’s proxy and attorney-in-fact (with full power of substitution), for and in the name, place and stead of such Stockholder, to attend any meeting of the shareholders of the Company on behalf of such Stockholder with respect to the matters set forth in Section 1.1(b)(i) and (ii), to include the Subject Shares in any computation for purposes of establishing a quorum at any such meeting of shareholders of the Company, and to vote all Subject Shares, or to grant a consent or approval in respect of the Subject Shares, in connection with any meeting of the shareholders of the Company or any action by written consent in lieu of a meeting of shareholders of the Company in accordance with the provisions of Section 1.1. Parent agrees not to exercise the proxy granted herein for any purpose other than with respect to the matters set forth in Section 1.1(b)(i) and (ii). The Stockholders hereby affirm that the proxy set forth in this Section 1.2 is given in connection with the execution of the Merger Agreement, and that such proxy is given to secure the performance of the duties of Stockholders under this Agreement. The Stockholders hereby further affirm that the irrevocable proxy is coupled with an interest and, except as set forth in this Section 1.2, is intended to be irrevocable in accordance with the provisions of Section 212 of the DGCL during the term of this Agreement.

(b) The Stockholders hereby represent that any proxies heretofore given in respect of the Subject Shares, if any, with respect to the matters set forth in Section 1.1(b)(i) and (ii) are revocable, and hereby revoke such proxies.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF THE P2 PARTIES

Except as set forth on the schedules attached hereto (which shall be arranged in numbered and lettered sections corresponding to the numbered and lettered sections contained in this Article II, and the disclosure in any section shall be deemed to qualify or apply to other sections in this Article II to the extent it is reasonably apparent that such disclosure also qualifies or applies to such other sections), each P2 Party represents and warrants to Parent and Merger Sub that:

2.1 Organization, Power and Authority. Each P2 party is duly incorporated or organized, validly existing and in good standing under the Laws of its governing jurisdiction and the consummation by each P2 Party of the transactions contemplated hereby are within the each P2 Party’s organizational powers and have been duly authorized by all necessary organizational actions on the part of each P2 Party.

2.2 Authorization; Binding Agreement. Each P2 Party has full power and authority to execute, deliver and perform this Agreement. This Agreement has been duly and validly executed and delivered by each P2 Party, and, assuming due authorization, execution and delivery by Parent and Merger Sub, constitutes a legal, valid and binding obligation of the P2 Parties enforceable against the P2 Parties in accordance with its terms.

2.3 Non-Contravention. The execution and delivery of this Agreement by the P2 Parties does not, and the performance by the P2 Parties of each P2 Party’s obligations hereunder and the consummation by the P2 Parties of the transactions contemplated hereby will not, (i) except as may be required by applicable U.S. Federal securities Laws, require any consent, approval, order, authorization or other action by, or filing with or notice to, any Person (including any Governmental Entity) under, constitute a default (with or without the giving of notice or the lapse of time or both) under, or give rise to any right of termination, cancellation or acceleration under, or result in the creation of any lien, charge, pledge, security interest, claim, adverse ownership interest or other encumbrance (collectively, “Liens”), other than Permitted Liens, on any of the Subject Shares pursuant to, any agreement, trust, commitment, order, judgment, writ, stipulation, settlement, award, decree or other instrument binding on any P2 Party, (ii) violate any provision of each P2 Party’s organizational documents, or (iii) result in a violation or breach of, or constitute a default under any applicable Law, in case of each of clauses (i) and (ii), except as would not reasonably be expected to prevent or materially delay the consummation by the P2 Parties of the transactions contemplated by this Agreement or otherwise adversely impact the P2 Parties’ ability to perform its obligations hereunder in any material respect.

2.4 Ownership of Subject Shares; Total Shares. (i) Each of the P2 Parties is the record or beneficial owner (as defined in Rule 13d-3 under the Exchange Act) of the Subject Shares and each Stockholder has good, valid and marketable title to such Subject Shares owned by such Stockholder free and clear of any Liens in respect of such Subject Shares, except as provided hereunder or pursuant to any applicable restrictions on transfer under the Securities Act (collectively, “Permitted Liens”) and (ii) the Subject Shares owned by such Stockholder are all of the equity securities of the Company owned, either of record or beneficially, by such Stockholder as of the date hereof.

2.5 Voting Power. Other than as provided in this Agreement, set forth on Schedule 2.5 or as would not reasonably be expected to prevent or materially delay the consummation by the P2 Parties of the transactions contemplated by this Agreement or otherwise adversely impact the P2 Parties’ ability to perform its obligations hereunder in any material respect, the P2 Parties have full voting power with respect to the Subject Shares, full power of disposition, full power to issue instructions with respect to the matters set forth herein, and full power to agree to all of the matters set forth in this Agreement. The P2 Parties have not appointed or granted any proxy inconsistent with this Agreement, which appointment or grant is still effective, with respect to the Subject Shares. Except as set forth on Schedule 2.5 or as would not reasonably be expected to prevent or materially delay the consummation by the P2 Parties of the transactions contemplated by this Agreement or otherwise adversely impact the P2 Parties’ ability to perform its obligations hereunder in any material respect, none of the Subject Shares are directly bound by any stockholders’ agreement, proxy, voting trust or other agreement or arrangement with respect to the voting of such Subject Shares, except as provided hereunder.

2.6 Absence of Litigation. As of the date hereof, there is no Proceeding pending against, or, to the knowledge of any P2 Party, threatened in writing against any P2 Party or any of the P2 Parties’ properties or assets (including the Subject Shares), nor, to the knowledge of any P2 Party, is there any investigation of a Governmental Entity pending or threatened in writing with respect to any P2 Party, and no P2 Party is subject to any outstanding order, writ, injunction or decree, that, in each case, would, individually or in the aggregate, reasonably be expected to prevent or materially delay the consummation by the P2 Parties of the transactions contemplated by this Agreement or otherwise adversely impact the P2 Parties’ ability to perform its obligations hereunder in any material respect.

2.7 Brokers. No broker, finder, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission for which the Company, Parent or Merger Sub is or will be liable in connection with the transactions contemplated hereby based upon arrangements made by or, to the knowledge of the P2 Parties, on behalf of the P2 Parties.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Each of Parent and Merger Sub represent and warrant to the P2 Parties that:

3.1 Organization; Power and Authority. Each of Parent and Merger Sub is duly organized, validly existing and in good standing under the Laws of the State of Delaware and consummation by Parent and Merger Sub of the transactions contemplated hereby are within each of Parent’s and Merger Sub’s organizational powers and have been duly authorized by all necessary organizational actions on the part of Parent and Merger Sub.

3.2 Authorization; Binding Agreement. Each of Parent and Merger Sub has full power and authority to execute, deliver and perform this Agreement and to consummate the transactions contemplated hereby. Each of Parent and Merger Sub has duly and validly executed and delivered this Agreement and, assuming due authorization, execution and delivery by the P2 Parties, this Agreement constitutes its legal, valid and binding obligation of Parent and Merger Sub, enforceable against Parent and Merger Sub in accordance with its terms.

3.3 Non-Contravention. The execution and delivery of this Agreement by each of Parent and Merger Sub does not, and the performance by Parent and Merger Sub of their obligations hereunder and the consummation by Parent and Merger Sub of the transactions contemplated hereby will not, (i) except as may be required by applicable U.S. Federal securities Laws, require any consent, approval, order, authorization or other action by, or filing with or notice to, any Person (including any Governmental Entity) under, constitute a default (with or without the giving of notice or the lapse of time or both) under, or give rise to any right of termination, cancellation or acceleration under, or result in the creation of any Liens, other than Permitted Liens, pursuant to any agreement, trust, commitment, order, judgment, writ, stipulation, settlement, award, decree or other instrument binding on Parent or Merger Sub, (ii) violate any provision of Parent’s or Merger Sub’s organizational documents, or (iii) result in a violation or breach of, or constitute a default under any applicable Law, in case of each of clauses (i) and (ii), except as would not reasonably be expected to prevent or materially delay the consummation by Parent and Merger of the transactions contemplated by this Agreement or otherwise adversely impact Parent’s and Merger’s ability to perform their obligations hereunder in any material respect.

3.4 Absence of Litigation. As of the date hereof, there is no Proceeding pending against, or, to the knowledge of Parent, threatened in writing against Parent, any of its subsidiaries or any of Parent’s or its subsidiaries’ properties or assets, nor, to the knowledge of Parent, is there any investigation of a Governmental Entity pending or threatened in writing with respect to Parent or any of its subsidiaries, and Parent or any of its subsidiaries is not subject to any outstanding order, writ, injunction or decree, that, in each case, would, individually or in the aggregate, reasonably be expected to prevent or materially delay the consummation by Parent and Merger Sub of the transactions contemplated by this Agreement or otherwise adversely impact Parent’s or Merger Sub’s ability to perform its obligations hereunder in any material respect.

ARTICLE IV

ADDITIONAL COVENANTS OF THE P2 PARTIES

Each of the P2 Parties hereby covenants and agrees that until the termination of this Agreement:

4.1 No Transfer; No Inconsistent Arrangements. From and after the date hereof and until this Agreement is terminated in accordance with Section 5.2, no Stockholder shall, directly or indirectly, (i) grant or create any Lien, other than Permitted Liens, on any or all of such Stockholder’s Subject Shares, (ii) transfer, sell, assign, tender, gift, hedge, pledge or otherwise dispose (whether by sale, liquidation, dissolution, dividend or distribution) of, or enter into any derivative arrangement with respect to (collectively, “Transfer”), any of such Stockholder’s Subject Shares, or any right, title or interest therein (including any right or power to vote to which such Stockholder may be entitled) (or consent to any of the foregoing), (iii) enter into (or caused to be entered into) any contract with respect to any Transfer of such Stockholder’s Subject Shares, (iv) grant or permit the grant of any proxy, power-of-attorney or other authorization or consent in or with respect to any of such Stockholder’s Subject Shares, (v) deposit or permit the deposit of any of such Stockholder’s Subject Shares into a voting trust or enter into a voting agreement or similar arrangement, commitment or understanding with respect to any of such Subject Shares or (vi) take or permit any other action that would reasonably be expected to prevent or materially restrict, disable or delay the consummation by the P2 Parties of the transactions contemplated by this Agreement or otherwise adversely impact the P2 Parties’ ability to perform its obligations hereunder in any material respect. Notwithstanding the foregoing, (x) direct or indirect Transfers of equity or other interests in each of the P2 Parties by its equityholders is not prohibited by this Section 4.1 and (y) each of the P2 Parties may make Transfers of Subject Shares as Parent may, in its sole discretion, agree in writing. Any Transfer in violation of this Section 4.1 shall be null and void ab initio. If any involuntary Transfer of any of the Subject Shares shall occur (including, but not limited to, a sale by such Stockholder’s trustee in any bankruptcy, or a sale to a purchaser at any creditor’s or court sale), the transferee (which term, as used herein, shall include any and all transferees and subsequent transferees of the initial transferee) shall take and hold such Subject Shares subject to all of the restrictions, liabilities and rights under this Agreement, which shall continue in full force and effect until is terminated in accordance with Section 5.2.

4.2 No Exercise of Appraisal Rights; Actions. Each Stockholder (i) waives and agrees not to exercise any rights (including, without limitation, under Section 262 of the Delaware General Corporation Law) to demand appraisal of any of the Subject Shares or any rights to dissent from the Merger that the Stockholders may have (collectively, “Appraisal Rights”); (ii) agrees not to commence, participate in or voluntarily aid in any way any claim or proceeding to seek (or file any petition related to) Appraisal Rights in connection with the Merger; and (ii) agrees not to commence or join in, and agrees to take all actions necessary to opt out of, any class in any class action with respect to any claim, derivative or otherwise, against Parent, Merger Sub, the Company or any of their respective successors (x) challenging the validity of, or seeking to enjoin the operation of, any provision of this Agreement or (y) alleging breach of any fiduciary duty of any Person in connection with the negotiation and entry into the Merger Agreement or the transactions contemplated thereby. Notwithstanding the foregoing, nothing in this Section 4.2 shall constitute, or be deemed to constitute, a waiver or release by the Stockholders of any claim or cause of action against Parent or Merger Sub to the extent arising out of a breach of this Agreement by Parent or Merger Sub.

4.3 Documentation and Information. Except as required by applicable Law (including without limitation the filing of a Schedule 13D with the SEC which may include this Agreement as an exhibit thereto), the P2 Parties shall not make any public announcement regarding this Agreement, the Merger Agreement or the transactions contemplated hereby or thereby without the prior written consent of Parent (which consent may be withheld in Parent’s sole discretion). Each of the P2 Parties consents to and hereby authorizes the Company, Parent and Merger Sub to publish and disclose in all documents and schedules filed with the SEC, and any press release or other disclosure document that Parent or Merger Sub reasonably determines to be necessary in connection with the Merger and any transactions contemplated by the Merger Agreement, the P2 Parties’ identity and ownership of the Subject Shares, the existence of this Agreement and the nature of the P2 Parties’ commitments and obligations under this Agreement, and each of the P2 Parties acknowledges that Parent and Merger Sub may, in Parent’s sole discretion, file this Agreement or a form hereof with the SEC or any other Governmental Entity. Each of the P2 Parties agrees to promptly give Parent any information that is in its possession that Parent may reasonably request for the preparation of any such disclosure documents, and each of the P2 Parties agrees to promptly notify Parent of any required corrections with respect to any written information supplied by it specifically for use in any such disclosure document, if and to the extent that the P2 Parties shall become aware that any such information shall have become false or misleading in any material respect.

4.4 Adjustments. In the event of any stock split (including a reverse stock split), stock dividend, merger, reorganization, recapitalization, reclassification, combination, exchange of shares or similar transaction with respect to the capital stock of the Company that affects the Subject Shares, the terms of this Agreement shall apply to the resulting securities.

4.5 Further Assurances.

(a) Each of the parties hereto shall execute and deliver any additional certificate, instruments and other documents, and take any additional actions, as may be reasonably necessary or appropriate to carry out and effectuate the purpose and intent of this Agreement.

(b) Each Stockholder agrees, while this Agreement is in effect, to notify Parent promptly in writing of the number and description of any Subject Shares acquired by such Stockholder after the date hereof which are not set forth on Schedule A hereto.

ARTICLE V

MISCELLANEOUS

5.1 Notices. All notices, requests, instructions, consents, claims, demands, waivers and other communications to be given or made hereunder by any party shall be in writing and shall be deemed to have been duly given or made on the date of receipt by the recipient thereof if received prior to 5:00 p.m. in the place of receipt and such day is a Business Day (or otherwise on the next succeeding Business Day) if (a) served by personal delivery or by a nationally recognized overnight courier service upon the party for whom it is intended, (b) delivered by registered or certified mail, return receipt requested or (c) sent by facsimile or email; provided that the facsimile or email transmission is promptly confirmed telephonically or otherwise. Such communications must be sent to the respective Parties at the following addresses or facsimile numbers (or at such other address or facsimile number or email address for a Party as shall be specified for such purpose in a notice given in accordance with this Section 5.1:

(a)	if to Parent or Merger Sub, to

Silver Lake Partners

9 West 57th Street

32nd Floor

New York, NY 10019

Attention: Andrew J. Schader

Telecopy No.: (212) 981-3566

Email: andy.schader@silverlake.com

with a copy (which shall not constitute notice) to:

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, NY 10017

Fax: (212) 455-2502

Attention: William Dougherty;

                  Benjamin Schaye

Email:       w.dougherty@stblaw.com

                  ben.schaye@stblaw.com

(b)	if to the P2 Parties, to

P2 Capital Partners, LLC

590 Madison Avenue, 25th Floor

New York, NY 10022

Fax: (212) 508-5555

Attention:	Alex Silver;
Josh Paulson
Email:	asilver@p2capital.com jpaulson@p2capital.com

with a copy (which shall not constitute notice) to:

Debevoise & Plimpton LLP

919 3rd Avenue

New York, NY 10022

Fax: (212) 909-6836

Attention: Andrew L. Bab

Email: albab@debevoise.com

5.2 Termination. This Agreement shall terminate automatically and be of no further force or effect, without any notice or other action by any Person, upon the first to occur of (i) the valid termination of the Merger Agreement in accordance with its terms, (ii) the Effective Time, and (iii) the mutual written consent of all of the parties hereto. Upon termination of this Agreement, no party shall have any further obligations or liabilities under this Agreement; provided, however, that solely in the event of a termination of this Agreement pursuant to clause (i) above, (x) nothing set forth in this Section 5.2 shall relieve any party from liability for any willful and material breach of this Agreement prior to termination hereof and (y) the provisions of this Article V shall survive any termination of this Agreement.

5.3 Amendments and Waivers. This Agreement may not be modified, amended, altered or supplemented except by an instrument in writing signed on behalf of each of the parties hereto; except that Section 4.3 may not be modified, amended, altered or supplemented except by an instrument in writing signed on behalf of each of the parties hereto and the Company. Any agreement on the part of a party to any extension or waiver with respect to this Agreement shall be valid only if set forth in an instrument in writing signed on behalf of such party; except that any extension or waiver with respect to Section 4.3 shall be valid only if set forth in an instrument in writing signed on behalf of such party and the Company. The delay or failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.

5.4 Expenses. All fees and expenses incurred in connection herewith and the transactions contemplated hereby shall be paid by the party incurring such expenses, whether or not the Merger is consummated.

5.5 Binding Effect; Benefit; Assignment. The parties hereby agree that their respective representations, warranties and covenants set forth herein are solely for the benefit of the other party, in accordance with and subject to the terms of this Agreement, and this Agreement is not intended to, and does not, confer upon any Person other than the parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, in whole or in part, by any of the parties (whether by operation of Law or otherwise) without the prior written consent of the other parties, except to the extent that such rights, interests or obligations are assigned pursuant to a Transfer expressly permitted under Section 4.2. No assignment by any party shall relieve such party of any of its obligations hereunder. Subject to the foregoing, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and permitted assigns.

5.6 Governing Law; Venue.

(a) THIS AGREEMENT SHALL BE DEEMED TO BE MADE IN AND IN ALL RESPECTS SHALL BE INTERPRETED, CONSTRUED AND GOVERNED BY AND IN ACCORDANCE WITH THE LAW OF THE STATE OF DELAWARE WITHOUT REGARD TO THE CONFLICTS OF LAWS, RULES OR PRINCIPLES THEREOF (OR ANY OTHER JURISDICTION) TO THE EXTENT THAT SUCH LAWS, RULES OR PRINCIPLES WOULD DIRECT A MATTER TO ANOTHER JURISDICTION.

(b) The parties hereby irrevocably submit to the personal jurisdiction of the courts of the State of Delaware and the federal courts of the United States of America located in the State of Delaware solely in respect of the interpretation and enforcement of the provisions of this Agreement and of the documents referred to in this Agreement, and in respect of the transactions contemplated hereby and thereby, and hereby waive, and agree not to assert, as a defense in any Proceeding for the interpretation or enforcement hereof or of any such document, that it is not subject thereto or that such Proceeding may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that this Agreement or any such document may not be enforced in or by such courts, and the Parties irrevocably agree that all claims relating to such Proceeding or transactions shall be heard and determined in such a Delaware state or federal court. The Parties hereby consent to and grant any such court jurisdiction over the person of such parties and, to the extent permitted by Law, over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such Proceeding in the manner provided in Section 5.1 or in such other manner as may be permitted by Law shall be valid and sufficient service thereof.

(c) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE DOCUMENTS REFERRED TO HEREIN OR THE MERGER AND THE OTHER TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY (INCLUDING ANY DISPUTE ARISING OUT OF OR RELATING IN ANY WAY TO THE DEBT FINANCING, THE DEBT COMMITMENT LETTER OR ANY OTHER LETTER OR AGREEMENT RELATED TO THE DEBT FINANCING OR THE PERFORMANCE THEREOF). EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER,

(iii) EACH PARTY MAKES THIS WAIVER VOLUNTARILY AND (iv) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT, ANY AGREEMENT CONTEMPLATED BY THE DOCUMENTS REFERRED TO HEREIN OR THE MERGER OR THE OTHER TRANSACTIONS CONTEMPLATED HEREBY AND THEREBY, AS APPLICABLE, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS CONTEMPLATED IN THIS SECTION 5.6.

5.7 Counterparts; Delivery by Facsimile or Email. This Agreement may be executed in any number of counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement. A signed copy of this Agreement delivered by facsimile, email or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

5.8 Entire Agreement. This Agreement constitutes the entire agreement, and supersedes all prior agreements and understandings, both written and oral, among the parties and their affiliates, or any of them, with respect to the subject matter of this Agreement.

5.9 Severability. If any term or other provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced by any rule or law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.

5.10 Specific Performance. The parties agree that irreparable damage may occur if any provision of this Agreement were not performed in accordance with the terms hereof, and, accordingly, that the parties shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof, in addition to any other remedy to which they are entitled at law or in equity. In any Proceeding for specific performance, the parties will waive any requirement for the securing or posting of any bond in connection with the remedies referred to in this Section 5.10.

5.11 Headings. The Section headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

5.12 Mutual Drafting. The parties hereto have participated jointly in the negotiation and drafting of this Agreement and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the parties hereto and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement. This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting or causing any instrument to be drafted.

5.13 Interpretation. The definitions of terms herein shall apply equally to the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. The word “shall” shall be construed to have the same meaning as the word “will.” The words “include,” “includes” and “including” shall be deemed to be followed by the phrase “without limitation.” The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if.” Unless the context requires otherwise (i) any definition of or reference to any Contract, instrument or other document or any Law herein shall be construed as referring to such Contract, instrument or other document or Law as from time to time amended, supplemented or otherwise modified, (ii) any reference herein to any Person shall be construed to include such Person’s successors and assigns, (iii) the words “herein,” “hereof” and “hereunder,” and words of similar import, shall be construed to refer to this Agreement in its entirety and not to any particular provision hereof and (iv) all references herein to Articles and Sections shall be construed to refer to Articles and Sections of this Agreement.

5.14 Capacity as Stockholder. Notwithstanding anything herein to the contrary, (i) each Stockholder signs this Agreement solely in its capacity as a stockholder of the Company, and not in any other capacity and this Agreement shall not limit or otherwise affect the actions of such Stockholder or any affiliate, employee or designee of such Stockholder or any of its affiliates in its capacity, if applicable, as an officer or director of the Company or any other Person, and (ii) nothing herein shall in any way restrict a director or officer of the Company in the taking of any actions (or failure to act) in his or her capacity as a director or officer of the Company, or in the exercise of his or her fiduciary duties as a director or officer of the Company, or prevent or be construed to create any obligation on the part of any director or officer of the Company from taking any action in his or her capacity as such director or officer.

5.15 No Agreement Until Executed. This Agreement shall not be effective unless and until (i) the Merger Agreement is executed by all parties thereto and (ii) this Agreement is executed by all parties hereto.

5.16 No Ownership Interest. Except as otherwise provided herein, nothing contained in this Agreement shall be deemed to vest in Parent or Merger Sub any direct or indirect ownership or incidence of ownership of or with respect to the Subject Shares. All rights, ownership and economic benefits of and relating to the Subject Shares shall remain vested in and belong to the Stockholders, and neither Parent nor Merger Sub shall have any authority to manage, direct, restrict, regulate, govern or administer any of the policies or operations of the Company or exercise any power or authority to direct the Stockholders in the voting of any of the Shares, except as otherwise provided herein.

5.17 Third Party Beneficiary. The Company is hereby made a third party beneficiary of Sections 4.3 and 5.3 hereof.

[Signature Page Follows]

The parties are executing this Agreement on the date set forth in the introductory clause.

P2 CAPITAL PARTNERS, LLC

By:
	Name:	Claus J. Moller
	Title:	Managing Member

P2 CAPITAL MASTER FUND I, L.P.

By: P2 Capital Partners, LLC, as Investment Manager

By:
	Name:	Claus J. Moller
	Title:	Managing Member

P2 CAPITAL MASTER FUND VI, L.P.

By: P2 Capital Partners, LLC, as Investment Manager

By:
	Name:	Claus J. Moller
	Title:	Managing Member

P2 CAPITAL MASTER FUND XII, L.P.

By: P2 Capital Partners, LLC, as Investment Manager

By:
	Name:	Claus J. Moller
	Title:	Managing Member

[Signature Page to Voting and Support Agreement]

BHN HOLDINGS, INC.

By:
Name: Michael Bingle
Title: President

[Signature Page to Voting and Support Agreement]

BHN MERGER SUB, INC.

By:
Name: Michael Bingle Title: President

[Signature Page to Voting and Support Agreement]

Schedule A

Name of Stockholder	Number of Shares
P2 CAPITAL MASTER FUND I, L.P.	1,058,616
P2 CAPITAL MASTER FUND VI, L.P.	1,124,897
P2 CAPITAL MASTER FUND XII, L.P.	816,487
TOTAL	3,000,000